As filed with the Securities and Exchange Commission on October 27, 2005.

Registration No. 333-128863

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ENVIRONMENTAL POWER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-3117389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

(603) 431-1780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kamlesh R. Tejwani

President and Chief Executive Officer

Environmental Power Corporation

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

(603) 431-1780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott E. Pueschel, Esq. Pierce Atwood LLP 1 New Hampshire Avenue, Suite 350 Portsmouth, New Hampshire 03801 Telephone: (603) 433-6300 Facsimile: (603) 433-6372	Kevin Leung, Esq. Richardson & Patel LLP 10900 Wilshire Blvd., Suite 500 Los Angeles, California 90024 Telephone: (310) 208-1182 Facsimile: (310) 208-1154

Approximate date of commencement of proposed sale to the public:    As soon as practicable following the date on which the Registration Statement becomes effective.

If any of the securities being registered on this form are offered as a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2005.

PROSPECTUS

Energy that is… Beyond Renewable™

2,000,000 shares of common stock

We are offering 2,000,000 shares of our common stock. Our common stock is listed for trading on the American Stock Exchange under the symbol “EPG.” The last reported sale price of our common stock on the American Stock Exchange on October 26, 2005 was $7.60 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” commencing on page 7 of this prospectus.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to us, before expenses	$	$

The underwriter has a 30-day option to purchase up to an additional 300,000 shares of common stock from us to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2005.

MDB CAPITAL GROUP LLC

                    , 2005.

Environmental Power is a developer, owner and operator of clean, renewable energy facilities.

ENVIRONMENTAL POWER CORPORATION

Energy that is *Beyond Renewable.*™

Buzzard Power

Microgy, Inc.

a subsidiary of Environmental Power Corporation

83 MW power plant utilizing waste coal

Generating renewable energy primarily from animal and other wastes

Our website is located at www.environmentalpower.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.

You should rely only on the information contained or incorporated by reference to this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference to this prospectus. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

i

PROSPECTUS SUMMARY

The following summary highlights the key information contained elsewhere or incorporated by reference in this prospectus. It does not contain all the information that may be important to you. You should read this entire prospectus carefully, especially the discussion of “Risk Factors” and our selected consolidated financial statements and related notes, before deciding to invest in shares of our common stock. In this prospectus, when we use phrases such as “we,” “our” and “us,” we are referring to Environmental Power Corporation and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to Environmental Power Corporation. Unless otherwise indicated, the information in this prospectus assumes that the underwriter does not exercise its over-allotment option. Unless otherwise noted, all share amounts, share price information and the exercise prices of outstanding options and warrants set forth in this prospectus have been adjusted to give effect to a 1-for-7 reverse split of our common stock that occurred on November 30, 2004.

Environmental Power Corporation

We are a developer, owner and operator of renewable energy production facilities. Our goal is to produce energy that is Beyond Renewable™, which we define as energy that not only uses waste materials instead of precious resources, but energy that is also clean, reliable and cost-effective. We believe that there are several factors that are positively impacting our business and will enhance the profitability of our projects:

•	Constraints on supplies of fossil fuels, increasing worldwide demand for energy and the resulting increase of energy prices;

•	Advances in technology that have enabled renewable energy technologies to generate power economically;

•	Increasing governmental regulation and incentives that favor renewable energy technologies; and

•	Increasing governmental regulation and pressure on waste producers to manage their waste streams to minimize the harmful effects on the environment.

Today, we have two operating subsidiaries, Microgy, Inc., which constructs and will own and operate facilities that utilize animal and food industry wastes to produce biogas, and Buzzard Power Corporation, which owns a leasehold interest in an approximately 83 megawatt waste coal electrical generation facility, referred to as Scrubgrass.

Our principal operating subsidiary, Microgy, Inc., referred to as Microgy, holds an exclusive license in North America for the development and deployment of a proprietary anaerobic digestion technology for the extraction of methane gas from animal wastes. Microgy develops, sells and will own and operate renewable gas facilities based on its anaerobic digestion technology, with the ability to capitalize on the value of the biogas produced by these facilities in a number of ways, including the direct sale of biogas or pipeline-grade methane, the use of gas to generate electricity or the use of gas to generate thermal energy for use in a variety of industrial and agricultural processes.

Microgy’s goal is to apply its technology to the development of projects that can generate profitable quantities of marketable, renewable gas from the great volume of animal and food wastes produced at or near large animal feeding operations, or AFOs, which consist primarily of cattle, dairy and swine farms. We license our anaerobic digestion technology from Danish Biogas Technology A/S, referred to as DBT, which has been a leader in the development of this technology, having constructed 28 anaerobic digester facilities in Europe over the past 15 years. We believe that the increasingly stringent environmental regulations concerning the handling of animal waste will significantly increase the demand for anaerobic digesters similar to Microgy’s on AFO sites.

Microgy has executed agreements with affiliates of several farms pursuant to its relationship with Dairyland Power Cooperative, referred to as Dairyland, one of the largest power generation and transmission cooperatives in the Midwest. These dairy farms have agreed to purchase a Microgy digester system to process animal waste produced by their dairy farm operations in Wisconsin and Minnesota, and to supply biogas to Dairyland for use in the generation of electricity using equipment sold to it by Microgy. To date, Microgy has completed construction on two of these projects, and is nearing the completion of construction on a third. In addition, Microgy has begun construction, along with its partner, South-Tex Treaters, Inc., on the Huckabay Ridge project, a multi-digester biogas production and gas conditioning facility located in Erath County, Texas that is intended to produce and deliver for sale pipeline-grade methane directly into the local natural gas pipeline. Furthermore, Microgy is seeking required permits for its Gallo-Columbard project, a multi-digester facility that will produce biogas for sale to Joseph Gallo Farms as a substitute for propane that is currently used by Joseph Gallo Farms in its cheese producing operations. In addition, we continue to explore additional project development opportunities, and have signed memoranda of understanding or development agreements with several parties to develop projects based on Microgy’s proprietary anaerobic digestion technology. Each of these agreements is non-binding, and the actual completion of any projects under these agreements may not occur.

We believe that Microgy’s anaerobic digestion facilities provide AFOs with a potentially profitable means of mitigating an existing waste management problem that significantly affects both water and air quality. In addition to providing an animal waste disposal solution to farmers, Microgy’s anaerobic digester facilities also provide a renewable source of methane-rich biogas that can be used in a number of ways, including: the direct sale of biogas produced, either “as is” or refined to pipeline-grade methane; the generation of electricity; or the production of thermal energy for use in a variety of industrial or agricultural processes. We believe that the increased interest in renewable energy sources, or “green energy,” as well as a desire to mitigate the economic effects of fluctuating commodity energy prices, will continue to drive demand for the multiple uses of the biogas produced by Microgy’s facilities.

Our objective is to become a leader in the production and marketing of renewable energy that meets our Beyond Renewable criteria. Today, through Microgy, we are focused on the development and marketing of biogas and biogas resources. Key elements of our strategy include:

•	Developing larger-scale multi-digester facilities, to capitalize on attractive economies of scale under a project ownership model, thereby developing and growing the biogas reserves under our management;

•	Capitalizing on the increasingly attractive gas market dynamics by providing off-take customers with stable, long-term supplies of renewable gas that are not subject to price fluctuation;

•	Aggressively marketing our anaerobic digester facilities, which are a cost-effective tool to assist AFOs in complying with new and more stringent environmental regulations;

•	Leveraging the value of our proven anaerobic digester technology, which we believe is superior to competing technologies; and

•	Pursuing the advantages of our business model, in which we create and manage profitable renewable energy opportunities while alleviating the environmental pressures facing AFOs.

Our other operating subsidiary, Buzzard Power Corporation, referred to as Buzzard, is the owner of a leasehold interest, which extends through 2016, in an approximately 83 megawatt electrical generating facility, referred to as Scrubgrass. This facility generates electricity from coal mining wastes and has yielded over $50,000,000 in annual revenues to us over each of the last several years. On September 4, 2003, we entered into a financial arrangement with an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which we borrowed $3,700,000, which is repaid from Scrubgrass’ cash flow. While Buzzard has historically provided us with a reliable source of revenue, we have monetized much of Buzzard’s future net cash flows through the transaction with ArcLight. We are currently focusing most of our corporate resources on advancing Microgy’s business.

Risk Factors

Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus. In particular, you should consider carefully the factors discussed under “Risk Factors,” beginning on page 7, before deciding to invest in our common stock.

Corporate Information

We are a Delaware corporation, incorporated in May 2003, as the successor holding company to our subsidiary, EPC Corporation, which was originally incorporated in Delaware in 1982. EPC Corporation became a publicly traded company in 1986. Our common stock is currently listed on the American Stock Exchange under the symbol “EPG.” Our principal executive offices are located at One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801 and our telephone number is (603) 431-1780.

THE OFFERING

Common stock offered by us	2,000,000 shares (2,300,000 shares if the over-allotment option granted to the underwriter is exercised in full).

Common stock to be outstanding after this offering	9,418,632 shares (9,718,632 shares if the over-allotment option granted to the underwriter is exercised in full).

Use of proceeds	Working capital and general corporate purposes, including capital investment in multi-digester projects to be owned and operated by Microgy.

American Stock Exchange Trading Symbol	EPG.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2005 and excludes (a) options to purchase 2,554,585 shares of common stock outstanding as of September 30, 2005, (b) 723,284 additional shares of common stock available for future issuance under our stock option plans and (c) outstanding warrants to purchase 759,976 shares of common stock.

SUMMARY FINANCIAL DATA

The following table sets forth summary financial data for our business for the fiscal years ended December 31, 2002, 2003 and 2004, the six months ended June 30, 2005 and the three months ended June 30, 2005. The financial data for the six months and three months ended June 30, 2005 have not been audited. You should read this information together with the financial statements and the related notes appearing at the end of this prospectus, as well as the information in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended 12/31/2002	Year Ended 12/31/2003	Year Ended 12/31/2004	Six Months Ended 6/30/2005	Three Months Ended 6/30/2005
	(in thousands)
Results of Operations Data:
Revenues	$54,984	$53,365	$59,790	$30,024	$14,853
Costs and expenses
Operating expenses	$24,140	$25,124	$28,625	$12,496	$6,264
Lease expenses	25,291	22,382	22,066	11,306	5,737
Cost of goods sold	—	—	3,736	3,469	1,924
General and administrative expenses	5,605	5,644	6,211	4,872	3,023
Non-cash compensation	50	713	2,320	(362)	226
Depreciation and amortization	545	495	472	239	122

Total costs and expenses	$55,631	$54,358	$63,430	$32,021	$17,296

Operating income (loss)	$(647)	$(993)	$(3,640)	$(1,998)	$(2,443)

Other income and expense
Interest income	$48	$31	$45	$98	$72
Interest expense	(142)	(352)	(755)	(263)	(125)
Sale of NOx emission credits	2,428	—	—	—	—
Amortization of deferred gain	308	308	308	154	77
Other income	—	2	—	28	28

Total income (expense)	$2,643	$(11)	$(402)	$17	$52
Income (loss) before income taxes	$1,995	$(1,004)	$(4,042)	$(1,980)	$(2,391)

Income tax expense (benefit)	857	(26)	(84)	98	93

Net income (loss)	$1,138	$(978)	$(3,958)	$(2,078)	$(2,484)

Share Data: (1)
Basic earnings (loss) per common share	$0.38	$(0.29)	$(0.86)	$(0.30)	$(0.34)
Diluted earnings (loss) per common share	$0.38	$(0.29)	$(0.86)	$(0.30)	$(0.34)
Weighted average number of common shares outstanding on a diluted basis (‘000s)	2,973	3,376	4,583	6,887	7,418

Balance Sheet Data:
Total assets	$92,958	$103,154	$108,948	$117,594	$117,594
Working capital	(585)	3,876	5,907	13,406	13,406
Deferred gain	4,164	3,855	3,547	3,393	3,393
Long-term obligations	71,244	79,814	80,410	80,311	80,311
Shareholders’ equity	6,186	6,620	10,218	20,329	20,329

(1)	The share data has been restated to reflect the 1-for-7 reverse stock split that was effective on November 30, 2004.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a “safe harbor” for forward-looking statements. Certain statements contained in this prospectus and the documents incorporated by reference herein, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words “may,” “assumes,” “forecasts,” “positions,” “predicts,” “strategy,” “will,” “expects,” “estimates,” “anticipates,” “believes,” “projects,” “intends,” “plans,” “budgets,” “potential,” “continue” and variations thereof, and other statements contained in this prospectus and the documents incorporated by reference herein regarding matters that are not historical facts are forward-looking statements as such term is defined in the PSLRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	uncertainties involving development-stage companies,

•	uncertainties regarding project financing,

•	the lack of binding commitments and the need to negotiate and execute definitive agreements for the construction and financing of projects,

•	the lack of binding commitments for the purchase of gas produced by certain projects,

•	the lack of binding commitments for supplies of substrate,

•	financing and cash flow requirements and uncertainties,

•	difficulties involved in developing and executing a business plan,

•	difficulties and uncertainties regarding acquisitions, including risks relating to managing and integrating acquired businesses,

•	technological uncertainties, including those relating to competing products and technologies,

•	unpredictable developments, including plant outages and repair requirements,

•	commodity price volatility, particularly with respect to the price of natural gas,

•	the difficulty of estimating construction, development, repair, maintenance and operating costs and timeframes,

•	the uncertainties involved in estimating insurance and implied warranty recoveries, if any,

•	the inability to predict the course or outcome of any negotiations with parties involved with our projects,

•	uncertainties relating to general economic and industry conditions, and the amount and rate of growth in expenses,

•	uncertainties relating to government and regulatory policies, the legal environment, intellectual property issues, the competitive environment in which Environmental Power Corporation and its subsidiaries operate, and other factors, including those described in this prospectus under the heading “Risk Factors,” as well as other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should purchase the common stock only if you are sophisticated in financial matters and business investments. You should carefully consider the following factors before purchasing our common stock.

Risks Relating to Microgy

Microgy has very little operating history from which to evaluate its business and products.

Our subsidiary, Microgy, Inc., referred to as Microgy, was formed in 1999 and is still in the development stage. Microgy intends to develop facilities that use environmentally friendly anaerobic digestion and other technologies to produce biogas from animal and organic wastes. Because a large part of our future business is expected to involve Microgy’s anaerobic digester projects and Microgy is an unproven enterprise with very little operating history, we are unable to determine whether our investment in Microgy will prove to be profitable. If our investment in Microgy is not profitable, your investment in our common stock will be adversely affected.

Microgy has experienced losses to date and we anticipate it will continue to experience losses into 2006.

We expect our Microgy subsidiary to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to further develop its business. These ongoing losses will adversely affect our financial condition into 2006, which could have a material adverse effect on the value of your investment in our common stock.

Microgy has little experience in project development, and the marketplace for Microgy’s anaerobic digester technology is complex, still developing and subject to change; therefore, we cannot predict how all projects will be developed, what Microgy’s costs will be or, consequently, whether Microgy or any project undertaken by Microgy will be profitable.

Microgy has very limited experience in project development, including project assessment, construction and operation. In addition, Microgy markets its anaerobic digester technology in a complicated and changing environment. Due to the many possible applications for Microgy’s technology, and the many possible ways in which projects deploying Microgy’s technology might be structured, Microgy may decide to develop and own facilities, sell and operate facilities or some combination of the foregoing, either alone or in conjunction with others. We expect to make these determinations on a case-by-case basis. As a result of Microgy’s inexperience and the dynamic nature of its market, we are unable to project with certainty Microgy’s organizational, structural, staffing or other overhead costs, the construction or operating costs associated with any project, or whether any facility, or Microgy as a whole, will generate a profit. If Microgy fails to generate a profit, your investment in our common stock will be materially adversely affected.

If we are unable to obtain needed financing for Microgy’s anaerobic digester projects, the value of our Microgy investment may be reduced significantly.

We are seeking and will require corporate, project or group financing to fund the cost of any development we may decide to pursue for our anaerobic digester projects. This financing may be difficult or impossible for us to obtain. If we are unable to obtain such financing, the value of our Microgy investment may be reduced significantly, and we may be required to substantially curtail our business or completely cease construction or operation of any anaerobic digester projects. This financing will depend on prospective lenders’ or investors’ review of our financial capabilities as well as specific projects and other factors, including assessment of our ability to successfully construct and manage each project. If we are unable to obtain the required financing, your investment in our common stock will be materially adversely affected.

The market for anaerobic digester technology is crowded, and our market share may not be sufficient to be profitable.

There are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. Competition from these companies may constrain our market share to a degree that will not allow us to be profitable. Although we are unaware of any competitors pursuing a business strategy similar to Microgy’s, a number of competitors have more mature businesses and have successfully installed anaerobic digester systems. Competition from any of these sources could harm our business.

We are a small company and the entrance of large companies into the alternative fuels and renewable energy business will likely harm our business.

Competition in the traditional energy business from electric utilities and other energy companies is well established, with many substantial entities having multi-billion dollar, multi-national operations. Competition in the alternative fuels and renewable energy business is expanding with the growth of the industry and the advent of many new technologies. Larger companies, due to their better capitalization, will be better positioned to develop new technologies and to install existing or more advanced renewable energy generators, which could harm our market share and business.

As Microgy focuses a significant portion of its development efforts on projects devoted to the sale of gas as a commodity, we will be increasingly exposed to volatility in the commodity price of natural gas, which could have a material adverse impact on our profitability.

As Microgy begins to focus a significant portion of its development efforts on multi-digester projects for the production of gas for sale as a commodity, we will become increasingly exposed to market risk with respect to the commodity pricing applicable to our gas production. Realized commodity prices received for such production are expected to be primarily driven by spot prices applicable to natural gas. Historically, natural gas prices have been volatile, and we expect such volatility to continue. Fluctuations in the commodity price of natural gas may have a materially adverse impact on the profitability of some of our projects, particularly where we do not have a long-term contract for the sale of the project’s output at a fixed or predictable price. At such time as Microgy’s projects begin to produce commercial quantities of gas for sale as a commodity, we intend to explore various strategies, including hedging transactions and long-term sale agreements, in order to mitigate the associated commodity price risk. However, we cannot assure you that any such risk management strategies will be successful. As a result, many of Microgy’s projects may become unprofitable, which would have a negative impact on your investment in our common stock.

Our projects involve long development cycles that result in high costs and uncertainty.

The negotiation of the large number of agreements necessary to sell, develop, install, operate and manage any of our facilities, as well as to market the energy and other co-products and to provide necessary related resources and services, involves a long development cycle and decision-making process. Delays in the parties’ decision-making process are outside of our control and may have a negative impact on our development costs, cost of sales, receipt of revenue and sales projections. We expect that, in some cases, it may take a year or more to obtain decisions and to negotiate and close these complex agreements. Such delays could harm our operating results and financial condition.

Because the market for renewable energy and waste management is unproven, it is possible that we may expend large sums of money to bring our offerings to market and the revenue that we derive may be insufficient to fund our operations.

Our business approach to the renewable energy and waste management industry may not produce results as anticipated, be profitable or be readily accepted by the marketplace. We cannot estimate whether demand for facilities based on our technology, or the gas produced by such facilities, will materialize at anticipated prices, or whether satisfactory profit margins will be achieved. If such pricing levels are not achieved or sustained, or if our technologies and business approach to our markets do not achieve or sustain broad acceptance, our business, operating results and financial condition will be materially and negatively impacted.

If we are unable to obtain sufficient waste resources for our Microgy renewable energy technologies, Microgy will not likely operate profitably.

The performance of our renewable energy technologies is dependent on the availability of animal and other organic waste resources to produce raw energy and meet performance standards in the generation of power or biogas. In many cases, we do not have binding agreements for the supply of some or all of these resources. Lack of these waste resources or adverse changes in the nature, quality or cost of such waste resources would seriously affect our ability to develop and finance projects and to operate efficiently and generate income. As a result, our revenue and financial condition would be materially and negatively affected. We cannot assure you that waste resources will be available in the future for free or at a price that makes them affordable for our waste-to-energy technologies.

Because we have not filed patents to protect Microgy’s intellectual property, we might not be able to prevent others from employing competing products. Conversely, others who have filed for patent or other protection might be able to prevent us from employing our products.

Neither we nor, we believe, our licensor have filed any patent applications on the intellectual property Microgy plans to use. Should we or our licensor decide to file patent applications, we cannot assure you that any patent applications relating to our existing or future products or technologies will result in patents being issued, that any issued patents will afford adequate protection to us, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, we cannot assure you that others have not developed, or will not develop, similar products or technologies that will compete with our products without infringing upon, or which do not infringe upon, our intellectual property rights or those of our licensor.

Third parties, including potential competitors, may already have filed patent applications relating to the subject matter of our current or future products. In the event that any such patents are issued to such parties, such patents may preclude our licensors from obtaining patent protection for their technologies, products or processes. In addition, such patents may hinder or prevent us from commercializing our products and could require us to enter into licenses with such parties. We cannot assure you that any required licenses would be available to us on acceptable terms, or at all.

We rely heavily on confidentiality agreements and licensing agreements to maintain the proprietary nature of our base of technologies relating to currently licensed technologies. To compete effectively, we may have to defend the rights to our intellectual property from time to time. Such defense costs may be significant. As a result, we may lack the financial resources to adequately defend our intellectual property.

If our relationship with the licensor of our technology were terminated for any reason or such licensor ceased doing business, our Microgy subsidiary would be negatively impacted.

Microgy licenses its anaerobic digester technology from Danish Biogas Technology, A.S., referred to as DBT, a Danish company. The license agreement grants to Microgy a perpetual, exclusive license to develop projects based on this technology in North America. Pursuant to the license agreement, Microgy is required to pay one-time licensing fee per project and engineering and design fees to DBT in connection with the development of projects. Microgy relies upon DBT for technical advice and engineering assistance. Therefore, if DBT were to cease doing business, Microgy’s business may be negatively impacted.

The large number of tasks that need to be accomplished for the development of projects based on our anaerobic digester technology increases the possibility that such projects will incur costly delays.

In our development of projects based on our anaerobic digester technology for ourselves or on behalf of our customers, we are required to enter into or obtain some or all of the following:

•	Site agreements;

•	Supply contracts;

•	Design/build or other construction-related agreements;

•	Off-take agreements for gas produced;

•	Power sales contracts;

•	Various co-product sales agreements;

•	Waste disposal agreements;

•	Licenses;

•	Environmental and other permits;

•	Local government approvals; and

•	Financing commitments required for the successful completion of projects under consideration.

Our failure to accomplish any of these objectives could materially increase the cost or prevent the successful completion of development projects and incur the loss of any investment made. These events could adversely affect our business and results of operations.

Because all of the cash flow we receive from Buzzard is currently dedicated to the repayment of our loan with Arclight, we are entirely dependent upon the capital we raise to fund the continuing development of Microgy.

We do not expect to receive cash from the operations of Buzzard, because such cash, if any, will be used to repay interest and principal on our loan from an affiliate of Arclight. As a result, if we are not able to raise additional capital, including by means of this offering, to fund Microgy’s operations and our corporate expenses until Microgy’s operations begin to generate positive cash flow, we will not be able to continue to fund Microgy’s operations at their current levels, and our business will be materially and adversely affected.

The composition of effluents from our anaerobic digester facilities is not certain and may expose us to liability.

In some cases, we may be responsible for handling the wastes that will be produced by some of our anaerobic digester facilities. We do not have experience in handling or disposing of such wastes. Handling and disposing of such wastes could result in unpredictable regulatory compliance costs, related liabilities and unwanted materials in waste effluents and co-products, all of which could harm our financial condition.

Risks Relating to Buzzard

We currently rely on the Scrubgrass plant for almost all of our operating revenues, and the cash distributions resulting from the Scrubgrass operations have been dedicated to the repayment of the Arclight loan.

We own a 22-year leasehold interest that commenced in 1994 in our Scrubgrass plant, a waste coal-fired electric generating facility in Pennsylvania. Because almost all of our operating revenue currently results from the Scrubgrass plant, we are dependent on its successful and continued operations. Increased working capital requirements of the Scrubgrass plant, significant unscheduled shutdowns or large increases in interest rates at Scrubgrass would reduce our cash flow. In addition, we will not receive any distributions from Buzzard until our loan from Arclight is repaid. Thereafter, we will receive the next $1,400,000 of distributions, after which we will share distributions equally with Arclight through December 31, 2012. As a result, unless we are able to raise additional capital or generate operating income from other sources, we would have to substantially curtail our operations.

If we default on our obligations under our loan agreement with Arclight, we will lose ownership of our subsidiary, EPC Corporation, and, thereby, the leasehold interest in the Scrubgrass facility.

Our loan from Arclight is secured by a pledge of all of the outstanding stock of our subsidiary, EPC Corporation, which in turns holds our interest in Buzzard Power Corporation as its sole asset, the entity that maintains the Scrubgrass facility. If we were to default on our obligations under our agreement with Arclight, Arclight would have the right to foreclose on this pledge and take ownership of EPC Corporation. As a result, we would lose our interest in the Scrubgrass facility, which is currently our most significant operating asset and revenue source.

The events of default under our agreements with Arclight are narrowly defined. The most significant default is related to non-payment. We are only required to make payments when there is a distribution from Scrubgrass. Nevertheless, if we do not make any payments in a 24-month period, a default under our agreements with Arclight would be triggered.

We do not control the management of the Scrubgrass plant, our primary revenue-generating asset.

We have a management services agreement with Cogentrix, formerly PG&E National Energy Group, to manage the Scrubgrass plant and a 15-year operation and maintenance agreement with PG&E Operating Services to operate the facility. These agreements contain provisions that limit our participation in the management and operation of the Scrubgrass plant. Because we do not exercise control over the operation or management of the Scrubgrass plant, decisions may be made, notwithstanding our opposition, which may have an adverse effect on our business.

Our current power generation revenue is derived from only one customer, the loss of which would severely harm our financial condition and the value of your investment.

Our Scrubgrass plant power generation revenue is earned under a long-term power purchase agreement for all output with one customer, Pennsylvania Electric Company, or Penelec, a subsidiary of FirstEnergy Corporation. This concentration of our revenue with this customer will continue for the foreseeable future. If this customer goes out of business or defaults on its payments to us, our financial condition will be adversely affected. Furthermore, the Scrubgrass plant operates as a qualifying facility, or QF, under the Public Utility Regulatory Policy Act of 1975, or PURPA. The loss of QF status could trigger defaults in the project’s PSA. Therefore, Buzzard would most likely have to sell power at prevailing market rates that are much lower than the rate outlined in the PSA.

A large increase in interest rates may adversely affect our operating results.

Our Buzzard and EPC Corporation subsidiaries are leveraged with variable rate and fixed rate debt obligations. Additionally, Buzzard has lease expenses that are based on the principal, interest and fees of the debt obligations of the lessor of our Scrubgrass facility, most of which carries variable rate interest. The table appearing under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Liabilities and Commitments—Scrubgrass Debt Obligations” appearing elsewhere in this prospectus, shows that over 90% of our debt obligations and lease obligations have variable interest rates. Therefore, significant increases in market interest rates will adversely affect our operating results since we are required to pay the Scrubgrass lessor’s debt obligations as a base lease expense. For example, a one percent increase in the London Interbank Offering Rate, referred to as LIBOR, and our quoted bond rates would result in a $1,342,420 increase in our lease expense.

Poor quality fuel and other materials may expose us to environmental liability and reduce our operating results.

For our Scrubgrass facility, we obtain waste coal primarily from coal mining companies on a long-term basis because waste coal is plentiful and generally creates environmental hazards, such as acid drainage, when not disposed of properly. The waste coal is burned in the Scrubgrass facility using a circulating fluidized bed combustion system. During the circulating fluidized bed combustion process, the waste coal is treated with other substances such as limestone. Depending on the quality of the waste coal and the limestone, the facility operator may need to add additional waste coal or other substances to create the appropriate balance of substances in order to produce the best fuel or sorbent consistency for power generation and compliance with air quality standards. Therefore, the cost of generating power is directly impacted by the quality of the waste coal, which supplies the Scrubgrass power generation facility. Certain conditions, such as poor weather, can create situations where the facility operator has less control over the quality of the waste coal. Poor fuel quality may impact our future operating results.

If we violate performance guarantees granted to Penelec, we will be required to provide them with an incentive payment.

Our agreement for the sale of power to Penelec contains a provision that requires our Scrubgrass facility to provide Penelec with a minimum output of 85% of capacity based on a rolling 3-year average. If we do not comply with this performance guarantee, we will be required to compensate Penelec with an incentive payment. The payment of an incentive payment would have an adverse effect on our financial condition.

Risks Relating to Both Microgy and Buzzard

Our products and services may be subject to numerous governmental regulations.

We expect to provide services that may be subject to various government regulations, including regulations covering air and water quality, solid waste disposal and related pollution issues. These regulations are mandated by the United States Environmental Protection Agency, or EPA, and various state and local governments and are usually implemented through a permitting process, with ongoing compliance requirements thereafter. In addition, our activities will fall under a number of health and safety regulations and laws and regulations relating to farms and zoning. Compliance with these regulations and permitting requirements could delay the development of projects and could be costly and harm our financial condition.

Furthermore, there are from time to time various legislative proposals that would amend or comprehensively restructure PURPA and the electric utility industry. Most recently, these proposals resulted in the enactment of the Energy Policy Act of 2005, which eliminates the PURPA obligation of electric utilities to enter into new contracts with qualifying facilities, or QFs. While the Energy Policy Act does not affect existing contracts, if PURPA is amended again or repealed in the future, the statutory requirement that electric utilities purchase electricity at full-avoided cost from QFs could be repealed or modified. While we expect that existing contracts would continue be honored, the repeal or modification of these statutory purchase requirements under PURPA in the future could, among other things, increase pressure from electric utilities to renegotiate existing contracts. Should there be changes in statutory purchase requirements under PURPA, and should these changes result in amendments to our current power purchase agreement with Penelec for our Scrubgrass facility that reduce the contract rates, our results of operations and financial position could be negatively impacted.

Our power producing activities could be subject to costly regulations and tariffs.

Our Scrubgrass facility produces power for sale to the local electrical grid, as will many of our planned bio-energy projects. The sale of this power may come under the regulations of various state public utility commissions and the Federal Energy Regulatory Commission or FERC, although such sales are currently exempt. These commissions set the price tariffs under which energy can be sold or purchased, they regulate the sale of some generation assets and they set the design standards for the interconnection of power producing equipment with the electrical power grid. Many of our power projects where electricity is sold to the grid may come under regulation by these commissions. These regulations may impede or delay the process of approving and implementing our projects and our ability to sell these assets. Substantial delays may materially affect our financial condition.

Government regulations can be burdensome and may result in delays and expense. In addition, modifications to regulations could adversely affect our ability to sell power or to implement our chosen strategy for the sale of power. Subsequent changes in the applicable regulations could also affect our ability to sell or install new facilities or develop and install facilities in an efficient manner or at all. Failure to comply with applicable regulatory requirements can result in, among other things, operating restrictions and fines that could harm our financial condition.

Risks Relating to Our Common Stock and This Offering

We have numerous outstanding options and warrants which may adversely affect the price of our common stock.

As of September 30, 2005, we had outstanding options, both vested and unvested, and warrants to acquire up to approximately 3,314,561 shares of our common stock at prices ranging from $1.40 to $21.56 per share. For the term of such options and warrants, the holders thereof will have an opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. This may have an adverse effect on the price of our common stock and on the terms upon which we could obtain additional capital. It should be expected that the holders of such options and warrants would exercise them at a time when we would be able to obtain equity capital on terms more favorable then those provided by the options and warrants.

The issuance of preferred stock may adversely affect the price of our common stock, which could cause a reduction in the value of your investment.

We are authorized to issue up to 2,000,000 shares of preferred stock. The preferred stock may be issued in series from time to time with such designations, rights, preferences and limitations as our board of directors may determine by resolution without shareholder approval. No shares of preferred stock are currently outstanding. However, we may issue preferred stock that would enjoy dividend and liquidation preferences over our common stock, thereby diminishing the value of our common stock.

The sale of a substantial number of shares could cause the market price of our common stock to decline.

Our sale, or the resale by our stockholders, of shares of our common stock after this offering could cause the market price of our common stock to decline.

A significant portion of our outstanding shares of common stock had been restricted from immediate resale, but are now available for sale in the market pursuant to Rule 144 under the Securities Act of 1933. As of September 30, 2005, we had approximately 2,134,067 shares of restricted common stock outstanding, all of which shares are eligible for resale in accordance with Rule 144.

Furthermore, we currently have on file with the Securities and Exchange Commission an effective registration statement that permits the resale by certain of our shareholders of up to 1,677,688 shares of our restricted common stock, of which 1,017,712 shares are currently issued and outstanding and 659,976 shares are subject to outstanding warrants that are currently exercisable at a price of $7.14 per share. We also currently have on file with the Securities and Exchange Commission an effective registration statement that permits the resale of up to 100,000 shares of our common stock subject to warrants exercisable at a price of $6.33 per share by the holders of such warrants.

As of September 30, 2005, we had outstanding options to acquire up to approximately 2,554,585 shares of our common stock at prices ranging from $1.40 to $21.56 per share. The shares of common stock issuable upon exercise of these options will be freely transferable without restriction, except to the extent that they are held by our affiliates. Any shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which equals approximately 74,000 shares as of September 30, 2005, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Our management and directors will continue to exercise significant control over our management and affairs.

As of September 30, 2005, management and directors, including Joseph E. Cresci, Donald A. Livingston, Kamlesh R. Tejwani, Robert I. Weisberg, Jessie J. Knight, Jr., John R. Cooper, August Schumacher, Jr., Lon Hatamiya, Steven Kessner, John F. O’Neill and Randall Hull beneficially owned approximately 24.8% of our outstanding common stock. While there are no voting agreements among them, such persons, as a group, may be able to control the outcome of matters submitted for stockholder action, including the election of members to our board of directors and the approval of significant change in control transactions. This may have the effect of delaying or preventing a change in control of our company and, therefore, your opportunity to sell your shares in such a transaction.

The lack of a developed trading market may make it difficult for you to sell your common stock.

Prior to December 27, 2004, our common stock was traded on the OTC Bulletin Board. While our common stock is now listed for trading on the American Stock Exchange, trading activity in our common stock has fluctuated and has at times been limited. We cannot guarantee that a consistently active trading market will develop in the future. As a result, a holder of our common stock may find it difficult to dispose of our common stock.

The market price for our common stock may be volatile.

The market price for our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new projects and products by us or our competitors, or our failure to achieve operating results consistent with any securities analysts’ projections of our performance. The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market price of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of such companies.

We will require and are actively seeking significant additional financing, which may result in our issuing a significant number of shares of our common stock or preferred stock, which in turn may dilute your investment.

We require and are seeking corporate and project financing to fund our ongoing operations and growth plans as well as and the cost of any development we may decide to pursue for our anaerobic digester projects. Any such financing could be in the form of debt or equity instruments or a combination of debt and equity instruments. To the extent any such financing involves equity, we may issue a significant number of shares of our common stock or preferred stock, which will dilute your investment in our common stock, and we may issue such shares at prices that may be lower than the price you paid for our common stock. In addition, if we issue shares of our preferred stock, such preferred stock will have rights and preferences that are superior to those of the shares of common stock offered hereby.

Purchasers in this offering will suffer immediate and substantial dilution.

If you purchase common stock in this offering, the value of your shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as “dilution.” Based upon the pro forma net tangible book value of our common stock at June 30, 2005 and an assumed public offering price of $7.25 per share, your shares will be worth $4.38 less per share than the price you paid in this offering. If outstanding options and the warrants are exercised, additional dilution is likely to occur. As of September 30, 2005, options and warrants to purchase 3,314,561 shares of common stock at a weighted average exercise price of $6.20 per share were outstanding. In addition, if we raise additional funding by issuing more equity securities, the newly issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity.

USE OF PROCEEDS

We estimate the net proceeds from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $13,035,000 (approximately $15,057,750 if the over-allotment option granted to the underwriter is exercised in full). This estimate is based on an assumed offering price of $7.25 per share, the last reported sale price of our common stock on September 30, 2005 on the American Stock Exchange.

We intend to use the net proceeds from this offering primarily for working capital and for general corporate purposes, including capital investment in multi-digester projects to be owned, in whole or in part, and operated by Microgy.

The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors, including the progress of our commercialization and development efforts. Accordingly, our management has broad discretion to allocate the net proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the American Stock Exchange under the symbol “EPG.” As of September 30, 2005 there were approximately 335 record holders and approximately 1,560 beneficial holders of our common stock.

The following table shows the quarterly high and low bid prices during 2003 and 2004 as reported by the OTC Bulletin Board, where our stock traded prior to its listing on the American Stock Exchange on December 27, 2004, and after giving effect to a 1-for-7 reverse split of our common stock on November 30, 2004.

	High	Low
Fiscal Year Ended December 31, 2003
First Quarter	$2.10	$1.33
Second Quarter	$1.96	$1.19
Third Quarter	$8.05	$1.26
Fourth Quarter	$7.56	$5.60
Fiscal Year Ended December 31, 2004
First Quarter	$10.78	$6.16
Second Quarter	$8.19	$5.95
Third Quarter	$7.84	$6.44
Fourth Quarter (through December 24, 2004)	$8.15	$5.60

These over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table shows the quarterly high and low sales prices during the remainder of the fourth quarter of 2004, and the first three quarters of 2005 as reported on the American Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2004
Fourth Quarter (from December 27, 2004 through December 31, 2004)	$7.05	$6.85
Fiscal Year Ended December 31, 2005
First Quarter	$7.09	$4.60
Second Quarter	$5.80	$4.20
Third Quarter	$7.99	$5.48

DIVIDEND POLICY

Our board of directors has not declared any dividends on our common stock since the last quarter of 2000. Due to our acquisition of Microgy in 2001 and the anticipated continued expansion of our business, our board of directors has determined that available cash flows should be used for operating and investing activities for the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance and sale of 2,000,000 shares of our common stock in this offering at an assumed offering price of $7.25 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

This table excludes 3,314,561 shares of our common stock reserved as of September 30, 2005 for issuance upon exercise of outstanding options and warrants. You should read this table together with our financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

CAPITALIZATION	ACTUAL	AS ADJUSTED
	$ Amount	$ Amount
DEBT
Working capital loan	$902,000	$902,000
Secured promissory notes payable and other borrowings	2,793,992	2,793,992

Total Debt	$3,695,992	$3,695,992
EQUITY
Preferred stock (1)	$—	$—
Preferred stock of subsidiary (2)	100	100
Common stock (3)	75,060	95,060
Additional paid-in capital	27,553,798	40,568,798
Accumulated deficit	(7,411,670)	(7,411,670)
Accumulated other comprehensive loss	(204,858)	(204,858)
Treasury stock (4)	(385,402)	(385,402)
Deferred compensation	1,340,392	1,340,392
Notes receivable from board members	(638,219)	(638,219)

Total Equity	$20,329,201	$33,364,201

(1)	$.01 par value; 2,000,000 shares authorized, no shares issued.
(2)	Preferred stock of subsidiary, no par value, 10 shares authorized; 10 shares issued as of June 30, 2005.
(3)	$.01 par value; 21,400,000 shares authorized; 7,505,988 issued and 7,417,558 outstanding as of June 30, 2005.
(4)	88,430 shares at cost, as of June 30, 2005.

DILUTION

Our net tangible book value as of June 30, 2005 was approximately $13,964,989, or $1.88 per share. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding. After giving effect to the sale of the 2,000,000 shares of our common stock in this offering, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value at June 30, 2005 would have been approximately $26,999,989 or $2.87 per share. We have assumed a public offering price of $7.25 per share, which was the closing price of our common stock on the American Stock Exchange on October 19, 2005. This represents an immediate increase in net tangible book value per share of $0.98 to existing stockholders and an immediate dilution of $4.38 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at June 30, 2005, giving effect to this offering. The following table illustrates this per share dilution to new investors.

Assumed public offering price per share	$7.25
Net tangible book value per share as of June 30, 2005	$1.88
Increase in net tangible book value per share attributable to new investors	$0.98
Net tangible book value per share after this offering	$2.87
Dilution per share to new investors	$4.38

As of September 30, 2005, there were options and warrants outstanding to purchase an aggregate of 3,314,561 shares of our common stock at a weighted average exercise price of $6.20 per share. These calculations assume no exercise of such stock options and warrants. To the extent all of these options and warrants were exercised, the dilution to new investors would be greater.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the fiscal years ended December 31, 2000, 2001, 2002 and 2003 have been derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The selected consolidated financial data presented below for the fiscal year ended December 31, 2004 have been derived from our consolidated financial statements that have been audited by Vitale, Caturano & Company, Ltd., an independent registered public accounting firm. The selected consolidated financial data for the six months ended June 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements. In the opinion of our management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for such periods and as of such date. Our operating results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2005. The financial data presented below should be read in conjunction with the other financial information appearing elsewhere in this prospectus.

SELECTED FINANCIAL DATA	Year Ended 12/31/2000	Year Ended 12/31/2001	Year Ended 12/31/2002	Year Ended 12/31/2003	Year Ended 12/31/2004	Six Months Ended 6/30/2004	Six Months Ended 6/30/2005
	(in thousands)
Results of Operations Data: (1)
Revenues	$54,303	$53,518	$54,984	$53,365	$59,790	$25,941	$30,024
Costs and expenses
Operating expenses	$22,291	$23,681	$24,140	$25,124	$28,625	$15,485	$12,496
Lease expenses	26,416	24,706	25,291	22,382	22,066	9,613	11,306
Cost of goods sold	—	—	—	—	3,736	—	3,469
General and administrative expenses	3,603	3,859	5,605	5,644	6,211	2,876	4,872
Non-cash compensation	—	114	50	713	2,320	2,438	(362)
Depreciation and amortization	415	441	545	495	472	245	239

Total	$52,725	$52,801	$55,631	$54,358	$63,430	$30,659	$32,021

Operating income (loss)	$1,578	$717	$(647)	$(993)	$(3,640)	$(4,717)	$(1,998)
Other income and expense
Interest income	$737	$78	$48	$31	$45	$17	$98
Interest expense	(320)	(185)	(142)	(352)	(755)	(387)	(263)
Sale of NOx emission credits	1,156	—	2,428	—	—	—	—
Amortization of deferred gain	308	308	308	308	308	154	154
Other income	—	2,135	—	2	—	—	28

Total	$1,881	$2,336	$2,643	$(11)	$(402)	$(216)	$17
Income (loss) before income taxes	$3,459	$3,053	$1,995	$(1,004)	$(4,042)	$(4,934)	$(1,980)
Income tax expense (benefit)	1,632	1,374	857	(26)	(84)	(232)	98

Net income (loss)	$1,827	$1,679	$1,138	$(978)	$(3,958)	$(4,701)	$(2,078)

Share Data: (2)
Basic earnings (loss) per common share	$1.12	$0.83	$0.38	$(0.29)	$(0.86)	$(1.14)	$(0.30)
Diluted earnings (loss) per common share	$1.12	$0.79	$0.38	$(0.29)	$(0.86)	$(1.14)	$(0.30)
Weighted average number of common shares outstanding on a diluted basis (‘000s)	1,630	2,107	2,973	3,376	4,583	4,113	6,887

Balance Sheet Data:
Total assets	$69,284	$85,566	$92,958	$103,154	$108,948	$106,723	$117,594
Working capital	(1,176)	(1,499)	(585)	3,876	5,907	5,648	13,406
Deferred gain	4,780	4,472	4,164	3,855	3,547	3,701	3,393
Long-term obligations	58,304	65,216	71,244	79,814	80,410	80,261	80,311
Shareholders’ equity (deficit)	(3,970)	4,383	6,186	6,620	10,218	9,422	20,329

(1)	The Results of Operations Data for 2001 includes Microgy from July 23, 2001 to December 31, 2001.
(2)	The share data has been restated to reflect the 1-for-7 reverse stock split that was effective on November 30, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our mission is to be a leading company in resource management and energy production technologies that serve multiple socially responsible markets. Since inception, we have been an independent developer and owner of non-commodity, renewable and alternative energy facilities that produce biofuels or electricity by utilizing fuel derived from our agricultural waste management processes or alternative fuel sources such as waste coal. Such fuel sources generally are not subject to the pricing and market fluctuations of commodity fuels and, in some instances, are considered renewable energy fuels. We have developed seven hydroelectric plants, two municipal waste projects, and three waste coal-fired generating facilities. We sold or transferred all of these projects either in development or after completion. We currently have two principal business units, Buzzard Power Corporation and Microgy, Inc., which are described below.

Buzzard Power Corporation

Buzzard Power Corporation, referred to as Buzzard, is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard leases its generating facility from Scrubgrass Generating Company, L.P. The Scrubgrass plant, referred to as Scrubgrass, located on a 600-acre site in Venango County, Pennsylvania, is an approximate 83 megawatt waste coal-fired electric generating station.

Microgy, Inc.

Microgy, Inc., referred to as Microgy, holds an exclusive license in North America for the development and deployment of a proprietary technology for the extraction of methane gas from animal wastes and other organic wastes. This biogas can be used to generate electricity or it can be used in other applications. Microgy’s facilities are expected to provide certain farms, known as animal feeding operations, or AFOs, with a potentially profitable means of mitigating an existing waste management problem that affects both water and air quality. Federal and state agencies either have or may be in the process of passing regulations that require AFOs to implement changes to their current waste management practices.

While Microgy is seeking to help farmers meet their waste management needs, we are also seeking to put the biogas produced to use in the generation of electricity or other valuable applications, such as the production of thermal energy to power animal feed production facilities. Many states have either passed or may be in the process of promulgating legislation requiring utilities to obtain a certain percentage of their power from renewable sources. This trend, along with increases in the costs of conventional energy, positions Microgy as a potentially profitable solution to farmers’ waste management problems, while at the same time providing a new renewable energy source for utilities. We believe that Microgy represents a substantial portion of our future potential growth and, as such, we currently are investing most of our available resources, including both our financial and human capital, to take advantage of Microgy’s potential.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Management believes the following critical accounting policies, among others discussed in Note B to our consolidated annual financial statements appearing in this prospectus beginning on page F-11, involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

Sale and Lease-Back Accounting

Our 1990 sale of Scrubgrass Power Corporation, the original developer of the Scrubgrass facility, was not treated as a sale for financial accounting purposes. This was originally due to the existence of an option that enabled us to reacquire Buzzard, then a wholly owned subsidiary of Scrubgrass Power Corporation and owner of the right to lease the Scrubgrass facility, for a substantial portion of its commercial operation. We exercised our option and reacquired Buzzard in 1991 so that we would have the right to lease the Scrubgrass facility. The then-proposed lease provided Buzzard with a fair market value purchase option to acquire the Scrubgrass facility at the end of the lease. This option meant that we had retained substantial risks or rewards of ownership of Scrubgrass. Therefore, we were not permitted to recognize the sale until 1993, when we agreed to a modification to the proposed form of lease and relinquished the fair market value purchase option. Accordingly, we removed from our consolidated financial statements the gross assets and liabilities of the Scrubgrass facility and reported a gain of $6,785,035 arising from the sale of Scrubgrass. However, due to our anticipated involvement with the lease, we were required to defer our gain over the 22-year minimum lease term, which commenced on June 30, 1994. In connection with the operating lease, we incurred aggregate costs of $3,279,060 to reacquire Buzzard, the lessee of Scrubgrass, and capitalized these costs as the value of our lease rights. The value of our lease rights is also being amortized over the 22-year minimum lease term, which commenced on June 30, 1994.

Lease Expense Recognition

We have a long-term lease agreement for Scrubgrass, which commenced on June 30, 1994, and continues for a 22-year minimum lease term. Under the terms of the lease, Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor’s debt service, scheduled equity repayment, base return on equity and related expenses. Buzzard is also required to pay the lessor an additional rent of 50% of the net cash flows Buzzard receives from the operation of Scrubgrass. The lessor’s specified base rent increases over time and is based on a schedule which follows the expected receipt of revenues. In accordance with accounting principles generally accepted in the United States of America, we are required to aggregate the estimated lease payments over the life of the lease and recognize them on a straight-line basis over the 22-year lease term. As such, during the earlier years of the lease agreement, a portion of our lease expenses will be paid in cash and a portion will be recorded to a liability.

As of June 30, 2005, we have a deferred lease expense of $77,517,314 recorded on our consolidated balance sheet. This liability represents accumulated lease expenses recorded on a straight-line basis in previous years that have not been paid to the lessor. In the later years of the lease, we expect that our cash payments to the lessor will exceed the lease expenses recorded on a straight-line basis and the accrued lease expense will be decreased and reach zero by the end of the lease term. This straight-line accounting treatment of certain lease expenses under the Scrubgrass lease resulted in the recognition of non-cash lease expense of $60,948 and $1,070,815 for the six months ended June 30, 2005 and 2004, respectively, and $2,141,641, $5,121,732, and $6,543,998 for the years ended December 31, 2004, 2003, and 2002, respectively. Additional rents are not part of this straight-line basis and are recorded as incurred. Our subsidiary, EPC Corporation, which owns 100% of Buzzard’s common stock, is not liable for future lease rental payments. Buzzard’s stock is pledged as security, and Buzzard is only liable for future lease rental payments to the extent Buzzard receives cash receipts from future power generation revenues.

As of June 30, 2005, without regard to straight-line lease accounting, we estimate the future minimum lease payments over the remaining base term of the Scrubgrass lease are as follows:

2005	2006	2007	2008	2009	Thereafter	Total
$10,857,500	26,058,000	28,910,000	29,390,000	32,459,000	187,391,000	$315,065,500

Our lease expense components, which are discussed in the following paragraphs, consist of

•	specified base rent payments calculated on a straight-line basis; and

•	additional rent.

As noted above, Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor’s debt service, scheduled equity repayment, base return on equity and related expenses. The lessor’s debt service largely consists of debt obligations with variable interest rates. Therefore, in order to calculate future minimum lease payments, we estimate an average interest rate which will be payable in the future for each variable rate debt obligation. Since actual interest rates will differ from these estimates, our actual lease expense reported in future periods will differ from these estimates, and the differences may be material.

In order to calculate the straight-line lease expense, we take the total of the estimated future minimum lease payments over the lease term and divide this total by the lease term to get an annual lease expense. The annual lease expense is then compared to the total amount projected to be paid to the lessor in each period, and the difference is reported as a deferred lease expense in our consolidated financial statements. Any differences between actual lease billings and projected lease billings, which principally result from variances between actual interest rates and projected interest rates, are reported as a lease expense in the current period.

We are also required to pay the lessor an additional rent, in addition to the specified base rent, which additional rent represents 50% of the net cash flows Buzzard receives from the operation of Scrubgrass. We estimate and accrue additional rent in the accounting period when earned. However, because additional rent is based on cash flows and not earnings, we are required to determine when the cash flows were generated from operations, which is inherently subjective. Lease expenses may also cause large fluctuations between accounting periods in our reported earnings since the specified base rent and additional rent are not directly related to our earnings. Additional rent is not part of the straight-line lease expense calculation.

Revenue Recognition

We record power generation revenues when electricity is transmitted to the utility under the terms of the underlying power sales agreement. However, under the terms of our long-term power sales agreement, or PSA, with Penelec, the same annual generation of electricity is expected to result in significant increases in revenues over the life of the PSA. For various reasons, including the requirement that all the power generated by the Scrubgrass facility be sold to one customer, we account for power generation revenues under the lease accounting rules as if the power sales agreement were a sublease to this customer. In accordance with accounting principles generally accepted in the United States of America, we are therefore required to aggregate the expected revenue to be received over the life of the power sales agreement and recognize it on a straight-line basis over the 22-year lease term. As such, during the early years of the power sales agreement with Penelec, a portion of our power generation revenues will be received in cash and a portion will be recorded to an asset. However, because we cannot predict whether revenues would be collected over the entire life of the power sales agreement, and, absent revenues, whether Buzzard would be able to perform under the lease, the recognition of revenue on a straight-line basis has been limited to the recognition of lease expense on a straight-line basis. As a result, net income is not affected by straight-line lease and revenue accounting.

As of June 30, 2005, we have accrued power generation revenue of $77,517,314 recorded on our consolidated balance sheet, which is equal in amount to the deferred lease expense. This asset represents accumulated revenue recorded on a straight-line basis in previous years that has not been collected from Penelec. This straight-line accounting treatment of power generation revenue under the PSA with Penelec resulted in non-cash revenues of $60,948 and $1,070,815 for the six months ended June 30, 2005 and 2004, respectively, and $2,141,641, $5,121,732, and $6,543,998 for the years ended December 31, 2004, 2003, and 2002, respectively. In the later years of the PSA, we expect that our cash receipts from Penelec will exceed the revenues recorded on a straight-line basis and the accrued power generation revenue will be decreased and reach zero by the end of the lease term. Future cash collections from power generation revenue may vary from the projections used to aggregate the expected revenue to be received over the life of the power sales agreement, which we recognize on a straight-line basis over the 22-year lease term.

We are recognizing revenues associated with the construction of the first three of the five farm projects that we signed under the Dairyland agreement using the percentage of completion method. However, due to our relative inexperience with the construction of projects of this kind, we are currently limiting our revenue recognition to an amount equal to our cost of construction, thereby not recognizing any gross profit until the project sale process is complete. Once we have a proven track record of successfully completing projects of this kind, we intend to move to the standard percentage of completion method of revenue recognition and recognize a prorated share of gross profit in each period that we record revenue.

Method of Accounting for Contracts

Revenues and profits from our contracts, which appear as product sales on our income statement, are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. However, on our initial contracts, due to our relative inexperience, profit is not recognized until the contract is completed. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including unapproved change orders and claims during the course of the work, is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

In accordance with normal practice in the construction industry, we include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract, and/or costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. Unbilled work related to our contracts at June 30, 2005, December 31, 2004 and 2003, consisted of the following:

Accounting for Contracts	June 30, 2005	December 31, 2004	December 31, 2003
Billings in excess of revenues (liability)	$1,264,617	$737,082	$—
Unbilled work (asset)	$—	$624,683	$—

Notes Receivable

In June 2005, we completed construction of the digesters at Five Star Dairy and Wild Rose Dairy and completed a substantial portion of the digester at Norswiss Dairy. Each digester will begin operations over the next several months. The sales price for each digester is $1,037,000. The Company will be paid from the cash flow from the sale of gas generated under the applicable Biogas Supply Agreement with Dairyland Cooperative, which extends through 11 years after the sale for the facility to which it relates. The Company will be paid up to a maximum of $3,111,000 plus interest at 5% per annum, which is evidenced by three notes of $1,037,000 each. Accordingly, we have valued these notes based on our current estimate of the future cash flow stream from the sale of gas, which we estimate will be $2,361,000. On a go-forward basis, we will continue to evaluate the estimated operating cash flows from these digesters that support the ability to realize these notes and make further adjustments, if required.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as our deferred gain and lease rights, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. As of June 30, 2005, we had recorded a deferred income tax asset of $3,061,553 and a valuation allowance of $3,061,553 against our gross deferred income tax assets; due to uncertainties related to our ability to utilize some of our net operating loss carry forwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Intangible Assets

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The most significant changes made by SFAS No. 142 are:

•	goodwill and indefinite-lived intangible assets will be tested for impairment at least annually;

•	goodwill and indefinite-lived intangible assets will no longer be amortized to income; and

•	the amortization period of intangible assets with finite lives will no longer be limited to forty years.

The provisions of SFAS 142 were applied to the goodwill and intangible assets of $4,912,866 acquired in the Microgy acquisition. We did not have goodwill or intangible assets recorded on our balance sheet prior to the Microgy acquisition. We adopted SFAS 142 on January 1, 2002 and completed the transitional impairment testing in June 2002 and required annual testing at December 31, 2002, 2003, and 2004. We assessed the implied fair value of the reporting unit by using a discounted cash flow analysis. Given consideration of these factors, we concluded that the fair value of the reporting unit exceeded the carrying amount of its net assets and, thus, goodwill was not impaired as of January 1, 2002, December 31, 2002, December 31, 2003, and December 31, 2004.

Results of Operations

Comparison of the Six Months and Three Months ended June 30, 2005 and 2004.

For the six months ended June 30, 2005, we incurred a net loss of $2.1 million, or loss per common share of $0.30, compared to net loss of $4.7 million, or loss per common share of $1.14, for the six months ended June 30, 2004. The decrease in net loss was primarily attributable to a change in the schedule of the planned major maintenance outage at Buzzard. Historically, the major maintenance outage occurred in the second quarter of the year. This year the outage will occur in the fourth quarter, as the plant manager seeks to extend the time period between major maintenance outages. As a result, power generation revenues increased by $1.9 million. The decrease in net loss was also attributable to a decrease of $3.0 million in operating expenses at Buzzard and a decrease of $2.8 million in non-cash compensation. These decreases were partially offset by a $1.7 million increase in Buzzard lease expenses and a $2.7 million increase in general and administrative expenses.

For the three months ended June 30, 2005, we had a net loss of $2.5 million compared to a loss of $6.1 million for the three months ended June 30, 2004. The decrease in net loss was primarily attributable to the change in the schedule of the planned major maintenance outage at Buzzard discussed above. As a result, power generation revenues increased by $2.3 million for the 2005 period as compared to the 2004 period. Additionally, for the three months ended June 30, 2005, we recorded decreases in operating expenses at Buzzard of $2.9 million and in non-cash compensation expense at Environmental Power of $2.0 million. These savings were largely offset by increases in lease expenses of $919,000, in cost of goods sold of $1.2 million, and in general and administrative expenses of $2.2 million.

Revenues increased by $4.1 million to $30.0 million for the six months ended June 30, 2005, as compared to $25.9 million for the same period in 2004. Buzzard operated at 98% of capacity for this period compared to 85% of capacity for the same period in 2004. Billed power generation revenues at Buzzard increased $1.9 million to $27.8 million in the six months ended June 30, 2005 from $25.9 million for the six months ended June 30, 2004. This increase in billed power generation revenues was partially offset by a decrease in accrued power generation revenues of $1.0 million. In addition, Microgy recognized $2.2 million of revenues relating to its first three projects, based upon the percentage of completion method, during the six months ended June 30, 2005, compared to no such revenues in the same period in 2004.

Revenues increased by $3.2 million to $14.8 million for the three months ended June 30, 2005, as compared to $11.6 million from the same period in 2004. This increase was attributable to an increase of $2.3 million in revenues from Buzzard and total revenues of $945,000 from Microgy, which did not produce any revenues during the same period in 2004. Buzzard’s operating capacity for the period was 97%, compared to 75% for the three months ended June 30, 2004. Billed power generation revenues increased by $2.8 million as a result of Buzzard’s improved capacity.

Costs and expenses increased by $1.3 million, or 4%, to $32.0 million for the six months ended June 30, 2005, as compared to $30.7 million for the same period in 2004. Contributing to this increase was an increase in lease expenses at Buzzard that increased by $1.7 million as a result of higher interest rates and scheduled principal payments. Furthermore, Microgy incurred cost of good sold of $3.5 million, including bad debt reserves, for six months ended June 30, 2005 whereas there were no such costs in same period 2004. In addition, general and administrative costs increased by $2.0 million for the six months ended June 30, 2005 as a result of additional staff expansion, as well as accruals for additional pension obligations and severance pay. These increases were partially offset by a $3.0 million decrease in Buzzard operating expenses as a result of maintenance timing and a $2.8 million decrease in non-cash compensation, which is related to non-employee stock and option grants and employee options that are subject to variable accounting treatment.

Costs and expenses decreased from $17.9 million for the three months ended June 30, 2004 to $17.2 million for the same period in 2005. The decrease was primarily attributable to a $2.9 million decrease in operating expense at Buzzard and a $2.0 million decrease in non-cash compensation expenses. The savings at Buzzard relate to the change in the major maintenance schedule discussed above. These decreases were largely offset by increases in cost of goods sold at Microgy of $2.0 million and in general and administrative expenses of $1.5 million for the three months ended June 30, 2005 as compared to the same period in 2004.

We have two primary business segments, Buzzard and Microgy. The results of operations for these business segments, and All Other Segments, which is comprised of parent company expenses and non-current business segments, are discussed below.

Buzzard

Buzzard provided pre-tax income of $1.8 million for the six months ended June 30, 2005, compared to a pre-tax loss of $1.1 million for the same period in 2004. Buzzard provided pre-tax income of $841,000 for the three months ended June 30, 2005, compared to a pre-tax loss of $3.6 million for the three months ended June 30, 2004. This improvement in both the six and three month periods is due to the change in the schedule of the planned major maintenance outage at Buzzard. Historically, the major maintenance outage occurred in the second quarter of the year, whereas this year the outage will occur in the fourth quarter.

Revenues at Buzzard, which are comprised of power generation revenues, increased by $1.9 million to $27.8 million for the six months ended June 30, 2005, as compared to $25.9 million for the same period in 2004. Buzzard operated at 98% of capacity for this period, compared to 85% of capacity for the same period in 2004. Revenues at Buzzard increased by $2.3 million to $13.9 million for the three months ended June 30, 2005, as compared to $11.6 million for the same period in 2004. Buzzard operated at 97% of capacity for this period, compared to 75% of capacity for the same period in 2004. The increases in billed power generation revenues in the six and three month periods as a result of improved capacity were partially offset by a 2% decrease in billed power rates and by a decrease in accrued power generation revenues of $1.0 million and $500,000 for the six and three month periods, respectively. The accrued power generation revenues result from the FASB 13 accounting treatment of the Scrubgrass lease. In accordance with generally accepted accounting principles in the United States, we are required to treat our power sales agreement with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the power purchase agreement. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total operating expenses at Buzzard for the six months ended June 30, 2005 decreased by $3.0 million to $12.5 million, as compared to $15.5 million for the same period in 2004. Total operating expenses at Buzzard for the three months ended June 30, 2005 decreased by $2.9 million to $6.3 million, as compared to $9.2 million for the same period in 2004. These decreases for the six and three month periods were primarily a result of decreases in maintenance costs of $3.5 million and $3.6 million, respectively, for the six and three month periods that are related to the change in the planned outage schedule from the second quarter to the fourth quarter, as discussed above. The maintenance costs for the planned outage will occur in fourth quarter of this year.

Lease expenses at Buzzard for the six months ended June 30, 2005 increased by $1.7 million to $11.3 million, as compared to $9.6 million for the same period in 2004. This increase resulted from increases of $2.0 million in scheduled equity rent payments and $641,000 in bond interest for the six months ended June 30, 2005 as compared to the same period last year. These increases were partially offset by decreases in deferred lease expenses of $1.0 million for the six months ended June 30, 2005, as compared to the same period in 2004. Lease expenses at Buzzard for the three months ended June 30, 2005 increased by $920,000 to $5.7 million, as compared to $4.8 million for the same period in 2004. This increase resulted from increases of $975,000 in scheduled principal repayments and equity rent payments and $417,000 in bond interest for the three months ended June 30, 2005 as compared to the same period last year. These increases were partially offset by decreases in deferred lease expenses of $505,000 for the three months ended June 30, 2005 as compared to the same period in 2004.

Microgy

Pre-tax losses at Microgy increased to $3.6 million for the six months ended June 30, 2005, as compared to $1.0 million for the six months ended June 30, 2004. Pre-tax losses at Microgy increased to $2.4 million for the three months ended June 30, 2005, from $471,000 for the three months ended June 30, 2004. The increase for each period resulted from increases in operating expenses associated with the construction of Microgy’s first three projects, as well as increased development efforts in California and the southwestern United States.

Microgy recognized revenues of $2.2 million for the six months ended June 30, 2005 and $945,000 for the three months ended June 30, 2005. No revenues were recognized in the same periods in 2004. We are recognizing revenues associated with the construction of the first three of the projects on which we have commenced construction under our relationship with Dairyland using the percentage of completion method. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. We began billing Dairyland for construction costs on the generator portion of these projects in August 2004. As of June 30, 2005, we had deferred contract revenues of $1.2 million. We expect to recognize these revenues during the next half of the year as we complete the construction of these first three projects.

Microgy’s cost of goods sold increased to $3.5 million for the six months ended June 30, 2005 and $1.9 million for the three months ended June 30, 2005, as compared to no such cost for the same periods in 2004. Of these expenses for the six month period, $2.7 million represent the construction costs related to the first three Dairyland projects, which had not yet commenced construction in the first half of 2004. In addition, the increase in project expenses for both periods includes a $750,000 bad debt reserve, which is described in more detail above under the section titled Notes Receivable.

These first three projects represent the initial steps in our strategy to commercialize our licensed technology. As such, we have expected and incurred substantial start-up, engineering, and construction costs that we do not expect to have to incur in future projects. The two completed digesters have been producing gas, and we expect them to meet our initial gas production expectations.

Given the nature of the emerging markets in which we operate, we felt it prudent to expedite the deployment of our initial projects in order to validate our technology and showcase the capabilities of our facilities. We believe that by pursuing this strategy we have successfully accomplished our intended goals. We have begun operations on two facilities, are completing construction on our third, and have demonstrated gas production in excess of target levels. By launching these projects we have demonstrated that the leading European technology at the core of our facilities works in the United States, and have moved next-generation anaerobic digestion power projects in the United States from the conceptual to the operational phase. In addition, we believe that the launch of our first project has generated substantial interest in our technology and our company, laying the groundwork for future growth and increased shareholder value.

The commercial terms of the initial projects are not indicative of the commercial terms for future projects. The reserve on the notes associated with these projects would not be required were gas sold at current market prices. However, in order to expedite the deployment of these initial projects and capture the benefits described above, we chose to accept certain commercial terms and incur certain expenses that we do not expect to incur on future projects. For example, for each of these initial projects, Dairyland is to purchase, for a thirty-year period, the biogas generated by the digester at a below-market price of $3.00 per million British thermal units, or MMBTU. In addition, initial operating costs of these first facilities are higher than we expect for future projects. As we build additional projects, further implement operational infrastructure and gain operating experience, we expect these costs to decline.

General and administrative expenses for Microgy increased by $1.3 million to $2.2 million for the six months ended June 30, 2005, as compared to $908,000 for the six months ended June 30, 2004. This increase is primarily due to increases during the first half of 2005 in payroll expenses of $546,000 due to the additional staff needed for the growth of Microgy, $294,000 in professional fees and $250,000 in project expenses, in each case as compared to the same period in 2004. General and administrative expenses for Microgy increased by $500,000 to $1.5 million for the three months ended June 30, 2005, as compared to $423,000 for the three months ended June 30, 2004. This increase is primarily due to increases in project start-up and operating expenses of $350,000, payroll expenses of $357,000 for additional staff needed for the growth of Microgy, and $316,000 in professional fees.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. We did not have any revenues in these segments for the six months or three months ended June 30, 2005. We had pre-tax loss in this segment of $209,000 for the six months ended June 30, 2005, compared to a pre-tax loss of $2.9 million for the same period in 2004, and a pre-tax loss in this segment of $752,000 for the three months ended June 30, 2005, compared to a pre-tax loss of $2.3 million for the three months ended June 30, 2004. This decrease for both periods is attributable to the variable accounting of performance-based options, as discussed below.

The accounting for performance-based options resulted in income of $500,000 for the six months ended June 30, 2005, as the closing price of our common stock decreased to $5.60 on June 30, 2005 from $7.00 on December 31, 2004. The accounting for performance-based options resulted in a non-cash expense of $143,000 for the three months ended June 30, 2005, as the closing price of our common stock increased to $5.60 on June 30, 2005 from $5.20 on March 31, 2004. Please see Note C to the quarterly financial statements included in this prospectus starting on page F-37 for more information.

We had other income in this segment of $25,000 for the six months ended June 30, 2005, compared to expenses of $204,000 for the same period in 2004. We had other income in this segment of $51,000 for three months ended June 30, 2005, compared to expenses of $84,000 for the same period in 2004. The decrease in other expenses for each period is primarily due to decreases in interest expenses of $139,000 for the six month period and $59,000 for the three month period, due to the fact that we have continued to make repayments on the principal balance of the ArcLight loan, described below in the section titled Long Term Liabilities & Commitments.

Comparison of the Years ended December 31, 2004 and 2003

For the year ended December 31, 2004, we had a net loss of $3,958,181, or a loss of $0.86 per common share, compared to a net loss of $978,159, or a loss of $0.29 per common share, for the year ended December 31, 2003. The decrease in net income was primarily attributable to a $2,631,695 pre-tax loss in Microgy and a $3,203,275 pre-tax loss in All Other Segments (as defined below), compared to pre-tax losses in 2003 for Microgy and All Other Segments of $1,718,108 and $1,140,409, respectively. These losses were due to increased operating expenses at Microgy and at the home office that are tied to the construction of the first three Microgy plants. Buzzard provided pre-tax income of $1,792,744 for the year ended December 31, 2004, compared to pre-tax income $1,854,433 for the year ended December 31, 2003. This decrease was due primarily to increased operating and maintenance expenses. The decrease in earnings per common share was partially offset by the increase in the weighted average common shares outstanding due to the issuance of additional shares of common stock in connection with our private placement concluded in the second quarter of this year, referred to as the 2004 Private Placement.

Revenues increased by $6,425,774, or 12%, to $59,790,389 for the year ended December 31, 2004, as compared to $53,364,615 for the year ended December 31, 2003. The increase is primarily attributable to increases in revenues at both Buzzard and Microgy. At Buzzard, operating capacity increased due to the absence of any unexpected outages as had occurred in 2003. In addition, Microgy recognized its first product sales revenues relating to its first three projects, based upon the percentage completion method.

Costs and expenses increased by $9,072,088, or 17%, to $63,430,215 for the year ended December 31, 2004, as compared to $54,358,127 for the year ended December 31, 2003. This increase was attributable in part to an increase in non-cash compensation expense to $2,320,164 for the year ended December 31, 2004 from $713,111 for year ended December 31, 2003. These expenses related to non-employee stock and option grants and employee options that are subject to variable accounting treatment. Additionally, a 14% increase in operating expenses at Buzzard for the year ended December 31, 2004 contributed significantly to the overall increase in costs and expenses for the year.

In 2004, other expenses increased to $402,400 from $10,572 in 2003. This increase was primarily attributable to an increase in interest expense to $755,336 in 2004 from $351,755 in 2003. Almost all of this interest expense related to the Arclight loan, described below in the section titled Long Term Liabilities & Commitments.

For the year ended December 31, 2004, we reported a tax benefit of $84,045, as compared to a tax benefit of $25,925 for the year ended December 31, 2003. This change results from a federal tax benefit $358,435 and state tax obligations of $274,390.

We have two primary business segments, Buzzard Power Corporation and Microgy, Inc. The results of operations for these business segments, and All Other Segments, which is comprised of parent company expenses and non-current business segments are discussed below.

Buzzard

Buzzard provided pre-tax income of $1,792,744 for the year ended December 31, 2004, compared to pre-tax income of $1,854,433 for the year ended December 31, 2003. This modest decrease was caused primarily by increases in maintenance expenses including an additional $1.2 million for steam generators, offset largely by increased revenue.

For the year ended December 31, 2004, power generation revenues increased to $56,053,962, from $53,364,615 for the year ended December 31, 2003. This increase was principally due to a 5% increase in billable rates to Penelec, the purchaser of power from this facility, and an increase in operating capacity to 91.99% for the year ended December 31, 2004 from 86.6% for the year ended December 31, 2003, when we suffered an unexpected outage caused by an electrical storm.

Accrued power generation revenues decreased by $2,980,091 to $2,141,641 for the year ended December 31, 2004, as compared to $5,121,732 for the year ended December 31, 2003. This decrease resulted from the effects of FASB 13 on the accounting treatment of the Scrubgrass lease. In accordance with generally accepted accounting principles in the United States, we are required to treat the power sales agreement with Penelec as a lease, aggregate the minimum lease payments expected to be received over its life, and recognize it on a straight-line basis over the 22-year lease term. However, we have limited the recognition of accrued power revenues to the recognition of the deemed minimum payments of the facility lease so that we do not recognize any profits early related to executory costs or payment for goods and services other than solely for the right to use the facility. This minimum lease payment component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the power sales agreement. This adjustment has no effect on pre-tax income because it is completely offset by an accrued lease expense.

Total operating expenses for 2004 increased 14% to $28,625,487, from $25,123,425 for 2003. The increase is primarily attributed to a 20% increase in fuel expenses to $11,091,138 for the year ended December 31, 2004, from $9,239,169 for the year ended December 31, 2003. The increase in fuel expenses resulted principally from increased operating capacity and increases in transportation costs. Operating fees also contributed to the increase in total operating expenses. These fees increased by $801,219 primarily due to operating bonuses that are tied to plant performance. In 2003, the unexpected outage caused the operator to miss reaching several bonus targets.

Lease expenses for 2004 decreased by $316,467 to $22,065,685 for the year ended December 31, 2004, as compared to $22,382,152 for the year ended December 31, 2003. A $3,634,714 increase in scheduled equity rent payments in 2004 was completely offset by decreases in accrued lease expenses of $2,980,091, senior debt principal repayments of $171,715 and additional rent payments of $777,000.

Microgy

Pre-tax losses at Microgy increased to $2,631,695 for the year ended December 31, 2004, compared to a pre-tax loss of $1,718,108 for year ended December 31, 2003. This increase resulted from increases in operating expenses associated with beginning construction on three projects in 2004 and increased development efforts. Additionally, labor expenses increased due to the growth of this subsidiary.

Microgy recognized its first revenues of $3,736,427 in 2004. We are recognizing revenues associated with the construction of the first three of the projects on which we have commenced construction under our agreement with Dairyland using the percentage of completion method. However, due to the uncertainty of the projects, we are currently limiting our percentage complete revenue recognition to an amount equal to our cost of construction, thereby not recognizing any gross profit until the project sale process is complete. Once we have a proven track record of successfully completing projects of this kind, we will move to the standard percentage of completion revenue recognition and recognize a prorated share of gross profit each period we record revenue. We began billing Dairyland for construction costs on these farms in August 2004.

Cost of goods sold increased to $3,736,427 in 2004 from $0 in 2003. These expenses represent the construction costs related to the first three Dairyland projects.

Operating expenses for Microgy for the year ended December 31, 2004 increased to $2,436,519 from $1,524,643 for year ended December 31, 2003. This increase is primarily due to increases in payroll expenses of $477,483, due to the additional staff needed for the growth of Microgy, and increases of $463,933 from the allocation of corporate overhead to this subsidiary.

All Other Segments

All other segments are comprised of corporate expenses and non-current business segments. For the year ended December 31, 2004, we had a pre-tax loss of $3,203,275 compared to a pre-tax loss of $1,140,409 for the same period in 2003. This loss is attributable to general and administrative expenses at our parent company, as discussed below. We do not have any revenues in these segments.

General and administrative expenses for the year ended December 31, 2004 increased to $2,821,359 from $1,149,027 for the year ended December 31, 2003. This increase was primarily attributable to increases in non-cash stock compensation. These expenses are related to stock and options granted to non-employees for services rendered and to the variable accounting of performance-based stock options for key executives.

We had total other expenses of $381,915 for the year ended December 31, 2004, compared to other income of $25,543 for the same period in 2003. The decrease in other income is primarily due to increased interest expenses related to the Arclight loan, described below in the section titled Long Term Liabilities & Commitments.

Comparison of the Years ended December 31, 2003 and 2002

For 2003, we had a net loss of $978,159, compared to net income of $1,138,383 in 2002. The decrease in net income was primarily due to the absence of sales for nitrogen oxide emission credits, or NOx credits. In 2002, we recorded $2,428,000 of such sales. These differences were partially offset by decreases in additional lease expenses and higher operating revenues at Scrubgrass prior to the transformer failure, as discussed below.

We had a basic and diluted loss per common share of $0.29 in 2003, compared to basic and diluted earnings per common share of $0.38 in 2002. The weighted average common shares outstanding increased in 2003 due to the issuance of additional shares as stock compensation, totaling 115,494 shares, the exercise of 10,000 options and the issuance of 567,857 shares in a private placement in the summer of 2003.

Power generation revenues were $53,364,615 in 2003, as compared to $54,983,934 in 2002, a decrease of approximately 3%. In August 2003, we experienced an unexpected shut down of the Scrubgrass plant. This shut down, caused by a blown transformer during a severe electrical storm, reduced revenues by approximately $2,000,000. However, a 5% increase in power rates in 2003 and improved production capacity before and after the outage helped mitigate these losses. A key performance metric at the Scrubgrass plant is its capacity factor. This metric is defined as the number of kilowatt hours of generation divided by the maximum kilowatt hours of generation possible. We operated at an 86.6% capacity factor in 2003, as compared to 91.3% capacity factor in 2002, with the lower capacity factor in 2003 due to the unexpected shutdown.

This decrease in overall power generation revenues was also attributable to a decrease in the component of power generation revenues recorded as a result of the straight-line accounting treatment of revenues under the PSA which amounted to $5,121,732 in 2003, as compared to $6,543,998 in 2002.

Operating expenses increased to $25,123,425 for 2003 from $24,139,819 for 2002, and most of the increased operating expenses pertained to Scrubgrass. The increase in operating expenses was primarily due to:

•	higher repair and maintenance costs due to the August outage of $814,950;

•	higher fuel expense from cost escalations in certain fuel supply agreements of $322,509;

•	increased NOx reduction expenses of $153,731; and

•	higher labor and labor-related costs of $51,202.

These increases were partially offset by decreases in operating bonuses, repairing rather than replacing a Buzzard plant component, and improvements in fuel quality that reduced ash costs.

Lease expenses decreased to $22,382,152 for 2003 from $25,291,293 for 2002. The decrease was primarily due to a decrease of $2,408,824 in additional rent paid to the lessor, which amounts to 50% of the net available cash flows from Scrubgrass, and to a decrease in interest expense. The average rate on the lessor’s outstanding bonds dropped to 1.04% in 2003 from 1.49% in 2002 resulting in a decrease of $963,819 in interest and fees. These decreases in lease expenses were partially offset by an increase in scheduled principal payments for the Scrubgrass debt of $2,702,253 which were billed to us under the terms of the lease and a decrease in lease expenses recorded as a result of the straight-line accounting treatment of lease expenses under the Scrubgrass lease, which amounted to $5,121,732 in 2003 and $6,543,998 in 2002.

General and administrative expenses, excluding non-cash compensation, increased to $5,644,084 for 2003 from $5,605,500 for 2002. The increase was primarily due to increases in our labor expenses of $828,363, as a result of hiring relating to the development of Microgy.

Interest expense increased to $351,755 for 2003 from $141,526 for 2002. The increase was due primarily to the $216,160 of interest related to the Arclight loan of $3,700,000 that is secured by the future cash flows from the Scrubgrass plant.

We earned net proceeds of $2,428,200 from the sale of NOx credits in 2002. Our NOx credits are discussed further under the heading “Liquidity and Capital Resources” appearing below. No such sales occurred in 2003.

For 2003, we had an income tax benefit of $25,925 compared to income tax expense of $857,274 for 2002. The decrease was primarily due to a decrease in income before taxes in 2003, offset by a $418,717 increase in the valuation allowance for deferred tax assets.

Buzzard

For the year ended December 31, 2003, Buzzard had pre-tax income of $1,854,433, compared to $2,046,172 for the year ended December 31, 2002. The decrease in pre-tax income was primarily attributable to an unplanned outage caused by a blown transformer during a severe electrical storm. This outage resulted in fewer online days in 2003 as compared to 2002, leading to a decrease in power generating revenues.

Power generation revenues were $53,364,615 in 2003, as compared to $54,983,934 in 2002, a decrease of approximately 3%. In August 2003, we experienced an unexpected shutdown of the Scrubgrass plant. This shutdown, caused by the blown transformer, reduced revenues by approximately $2,000,000. However, a 5% increase in power rates in 2003 and improved production capacity before and after the outage helped mitigate these losses. The Scrubgrass plant operated at an 86.6% capacity factor in 2003, as compared to a 91.3% capacity factor in 2002, with the lower capacity factor in 2003 attributable to the unexpected shutdown.

This decrease in overall power generation revenues was also attributable to a decrease in the component of power generation revenues recorded as a result of the straight-line accounting treatment of revenues under the power sales agreement, which amounted to $5,121,732 in 2003 and $6,543,998 in 2002. In accordance with accounting principles generally accepted in the United States, we are required to treat the PSA as a lease, aggregate the expected revenue to be received over its life and recognize it on a straight-line basis over the 22-year lease term. We include this component of the power generation revenues to straight-line the revenue. However, we have limited the recognition of accrued power revenues to the recognition of accrued lease expenses so that we do not recognize any profits early. This component is higher in the early years, decreases in the subsequent years, and reverses itself in the later years of the power purchase agreement.

Operating expenses increased to $25,123,425 for 2003 from $24,139,819 for 2002. The increase in operating expenses was primarily due to:

•	higher repair and maintenance costs due to the August outage of $814,950;

•	higher fuel expense from cost escalations in certain fuel supply agreements of $322,509;

•	increased NOx reduction expenses of $153,731; and

•	higher labor and labor-related costs of $51,202.

These increases were partially offset by decreases in operating bonuses, repairing rather than replacing a Buzzard plant component and improvements in fuel quality that reduced ash disposal costs.

Lease expenses decreased to $22,382,152 for 2003 from $25,291,293 for 2002. The decrease was primarily due to a decrease of $2,408,824 in additional rent paid to the lessor, which amounts to 50% of the net available cash flows from Scrubgrass, and to a decrease in interest expense. The average rate on the lessor’s outstanding bonds dropped to 1.04% in 2003 from 1.49% in 2002, resulting in a decrease of $963,819 in interest and fees.

These decreases in lease expenses were partially offset by an increase in scheduled principal payments for the Scrubgrass debt of $2,702,253 which were billed to us under the terms of the lease and a decrease in lease expenses recorded as a result of the straight-line accounting treatment of lease expenses under the Scrubgrass lease, which amounted to $5,121,732 in 2003 and $6,543,998 in 2002.

Microgy

For the year ended December 31, 2003, Microgy had a pre-tax loss of $1,718,108, compared to a pre-tax loss of $2,586,146 for the year ended December 31, 2002. The decrease in pre-tax loss was primarily attributable to a decrease in operating expenses. We expect our pre-tax loss to continue decreasing as we continue to sell systems based on our proprietary technology.

Microgy had no revenues in 2003 or 2002.

Total expenses for the year ended December 31, 2003 decreased 36% to $1,524,643, compared to total expenses of $2,392,377 for the year ended December 31, 2002. Contributing to the decrease in total expenses was a decrease of 11% in payroll.

For the year ended December 31, 2003, project expenses increased 294% to $147,614 from $37,465 for the year ended December 31, 2002. The increase is primarily attributable to an increase in site plan and other project expenses of $143,867 for the year ended December 31, 2003, compared to no expense for these categories for the year ended December 31, 2002.

All Other Segments

For the year ended December 31, 2003, all other segments had a pre-tax loss of $1,140,409, compared to pre-tax income of $2,535,631 for the year ended December 31, 2002. The decrease in pre-tax income was primarily attributable to an increase in corporate salaries and travel-related expenses, as well as interest expenses related to the Arclight loan. There were no revenues for All Other Segments in 2003 or 2002.

Quarterly Results of Operations

The following table sets forth items from our statements of operations for the ten quarters ended June 30, 2005, as well as that data expressed as a percentage of our total revenues. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. This information should be read in conjunction with the consolidated financial statements and the notes thereto and other financial information appearing elsewhere in this prospectus. We believe that period-to-period comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	3/31/2003	6/30/2003	9/30/2003	12/31/2003	3/31/2004	6/30/2004	9/30/2004	12/31/2004	3/31/2005	6/30/2005
	(in thousands)
REVENUES
Power Generation Revenues	$14,535	$12,554	$11,923	$14,352	$14,338	$11,603	$15,102	$15,011	$13,915	$13,907
Product Sales	—	—	—	—	—	—	1,670	2,066	1,256	945
Total	$14,535	$12,554	$11,923	$14,352	$14,338	$11,603	$16,772	$17,077	$15,171	$14,852

COSTS AND EXPENSES
Operating expenses	$5,589	$8,059	$6,020	$5,455	$6,281	$9,204	$7,043	$6,098	$6,232	$6,264
Lease expenses	5,040	4,643	4,756	7,943	4,797	4,817	4,760	7,692	5,570	5,737
COGS	—	—	—	—	—	—	1,670	2,066	1,546	1,924
General and administrative	1,445	1,288	1,705	1,206	1,323	1,554	1,491	1,843	1,849	3,023
Non-cash compensation expense (income)	—	—	515	198	232	2,206	(451)	333	(588)	226
Depreciation and amortization	124	124	124	123	124	121	111	116	117	122
Total	$12,198	$14,114	$13,120	$14,925	$12,756	$17,902	$14,624	$18,148	$14,726	$17,296

OPERATING INCOME	$2,337	$(1,560)	$(1,197)	$(573)	$1,582	$(6,299)	$2,148	$(1,071)	$445	$(2,443)

OTHER INCOME (EXPENSE):
Interest income	$6	$5	$14	$6	$6	$10	$14	$14	$26	$72
Interest expense	(25)	(22)	(89)	(216)	(208)	(179)	(181)	(187)	(138)	(125)
Amortization of deferred gain	77	77	77	77	77	77	77	77	77	77
Other income (expense)	—	4	(6)	4	—	—	—	—	—	28
Total	$58	$64	$(4)	$(129)	$(125)	$(92)	$(90)	$(96)	$(35)	$52

INCOME (LOSS) BEFORE INCOME TAXES	$2,395	$(1,496)	$(1,201)	$(702)	$1,458	$(6,391)	$2,058	$(1,167)	$411	$(2,391)

INCOME TAX EXPENSE (BENEFIT)	$1,246	$(694)	$(453)	$(125)	$29	$(261)	$(305)	$453	$4	$93

NET INCOME (LOSS)	$1,149	$(802)	$(748)	$(577)	$1,429	$(6,130)	$2,363	$(1,620)	$406	$(2,484)

WEIGHTED AVG SHARES OUTSTANDING:
Basic	3,116	3,113	3,482	3,482	3,822	4,409	4,871	4,963	6,350	7,418
Diluted	3,118	3,113	3,482	3,482	4,277	4,409	5,288	4,963	6,684	7,418

EARNINGS (LOSS) PER COMMON SHARE
Basic	$0.37	$(0.26)	$(0.21)	$(0.17)	$0.37	$(1.39)	$0.48	$(0.33)	$0.06	$(0.34)
Diluted	$0.37	$(0.26)	$(0.21)	$(0.17)	$0.33	$(1.39)	$0.44	$(0.33)	$0.06	$(0.34)

	3/31/2003	6/30/2003	9/30/2003	12/31/2003	3/31/2004	6/30/2004	9/30/2004	12/31/2004	3/31/2005	6/30/2005
REVENUES
Power Generation Revenues	100%	100%	100%	100%	100%	100%	90%	88%	92%	94%
Product Sales	0%	0%	0%	0%	0%	0%	10%	12%	8%	6%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

COSTS AND EXPENSES
Operating expenses	38%	64%	50%	38%	44%	79%	42%	36%	41%	42%
Lease expenses	35%	37%	40%	55%	33%	42%	28%	45%	37%	39%
COGS	0%	0%	0%	0%	0%	0%	10%	12%	10%	13%
General and administrative	10%	10%	14%	8%	9%	13%	9%	11%	12%	20%
Non-cash compensation expense (income)	0%	0%	4%	1%	2%	19%	-3%	2%	-4%	2%
Depreciation and amortization	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%
Total	84%	112%	110%	104%	89%	154%	87%	106%	97%	116%

OPERATING INCOME	16%	-12%	-10%	-4%	11%	-54%	13%	-6%	3%	-16%

OTHER INCOME (EXPENSE):
Interest income	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Interest expense	0%	0%	-1%	-2%	-1%	-2%	-1%	-1%	-1%	-1%
Amortization of deferred gain	1%	1%	1%	1%	1%	1%	0%	0%	1%	1%
Other income (expense)	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Total	0%	1%	0%	-1%	-1%	-1%	-1%	-1%	0%	0%

INCOME (LOSS) BEFORE INCOME TAXES	16%	-12%	-10%	-5%	10%	-55%	12%	-7%	3%	-16%

INCOME TAX EXPENSE (BENEFIT)	9%	-6%	-4%	-1%	0%	-2%	-2%	3%	0%	1%

NET INCOME (LOSS)	8%	-6%	-6%	-4%	10%	-53%	14%	-9%	3%	-17%

WEIGHTED AVG SHARES OUTSTANDING:
Basic	3,116	3,113	3,482	3,482	3,822	4,409	4,871	4,963	6,350	7,418
Diluted	3,118	3,113	3,482	3,482	4,277	4,409	5,288	4,963	6,684	7,418

EARNINGS (LOSS) PER COMMON SHARE
Basic	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Diluted	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

The trends discussed in the period-to-period comparisons above generally apply to the results of operations for our ten most recent quarters.

We expect to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including, among other things, the progress of Microgy’s business plan, the effects of competition, market acceptance of our products, the mix of our products and services sold, demand for our products or the timing of customer acceptance of our products, changes in the level of our operating expenses, general economic conditions and the factors set forth under “Risk Factors” beginning on page 7 of this prospectus. Due to these and other factors, our quarterly revenues and operating results are difficult to forecast accurately.

Liquidity and Capital Resources

Operating Activities

Our cash used in operating activities was $2.0 million in the six months ended June 30, 2005, compared to cash provided by operating activities of $147,000 for the same period in 2004. During these periods, our sources of cash from operating activities were operating profits from Scrubgrass and product sales at Microgy. We reported net a loss of $2.0 million during the six months ended June 30, 2005. The following adjustments, which did not impact our cash flows, need to be considered in order to reconcile our net income in the first half of 2005 to our net cash used in operating activities:

Depreciation and amortization—During the first half of 2005, we recognized depreciation and amortization for lease rights of $74,000, licensed technology rights of $93,000, and property plant and equipment of $72,000.

Deferred gain, net—Our deferred gain, net, decreased to $3.4 million as of June 30, 2005 from $3.5 million as of December 31, 2004. The decrease is due to the amortization of the deferred gain related to Scrubgrass, which is being amortized on a straight-line basis over 22 years.

Interest expense, accrued and added to the balance of borrowing— In the first half of 2005, we had $79,000 of interest expense that was added to the outstanding principal balance of the ArcLight loan.

Stock-based compensation—The accounting for performance-based options resulted in income of $500,000 for the first half of 2005. This income was partially offset by expenses related to options issued to non-employees of $105,000 for the first quarter of 2005.

Bad debt reserve—We recorded a bad debt reserve of $750,000 related to the notes receivable at Microgy. See Note J to the financial statements included in this prospectus for more information on the notes receivable.

We also offer the following information regarding changes in operating assets and liabilities that most notably impacted our cash position during the first quarter of 2005:

Receivables—Receivables at Buzzard decreased to $13.9 million on June 30, 2005 from $14.5 million on December 31, 2004. This decrease was due primarily to a 2% decrease in billable power rates. Microgy and EPC receivables and notes receivables increased to $2.9 million from $1.8 million for the first half of 2005 at June 30, 2005 due primarily to the notes receivable at Microgy.

Fuel Inventory—Fuel inventory at Buzzard decreased to $975,000 on June 30, 2005 from $1,269,297 on December 31, 2004.

Unbilled Revenues—On June 30, 2005 we had no unbilled revenues at Microgy compared to $625,000 of unbilled revenues on December 31, 2004.

Accounts payable and accrued expenses—Our accounts payable and accrued expenses decreased to $11.4 million on June 30, 2005 from $12.1 million on December 31, 2004. Accrued expenses for the six months ended June 30, 2005 include $350,000 of pension expenses and $200,000 of severance pay.

Investing Activities

Our cash used for investing activities was $1.2 million in the first half of 2005 as compared to $1.1 million in the first half of 2004. Our investing activities were concentrated primarily in the following areas:

Restricted cash—We are contractually required to make scheduled deposits to a restricted maintenance fund for Scrubgrass to ensure that funds are available in the future for scheduled major equipment overhauls. We are allowed to use restricted cash for major equipment overhauls subject to certain restrictions. Our restricted cash balance was $3.0 million on June 30, 2005. These funds will be used to pay for the major maintenance that will occur in the fourth quarter.

Property, plant and equipment—Property, plant and equipment expenditures were $107,000 for the six months ended June 30, 2005 compared to expenditures of $5,000 for the same period in 2004.

Financing Activities

Our cash provided by financing activities was $10.5 million in the six months ended June 30, 2005, compared to cash provided by financing activities of $3.4 million in the six months ended June 30, 2004. We offer the following information concerning the financing activities for our business:

Dividend payments to preferred stock of subsidiary—Buzzard paid dividends of $2,500 to its preferred stockholder during the six months ended June 30, 2005 and 2004.

Public Offering of Common Stock—On February 3, 2005, we successfully completed a public offering of our common stock, raising $12,409,375 in net proceeds. We issued 2,500,000 shares of common stock in connection with this offering.

Repayments of Notes Payable—In the six months ended June 30, 2005, we made payments of principal and accrued interest of $237,000 on the ArcLight loan.

Repayments of Notes Receivable from Officers and Board Members—In the six months ended June 30, 2005, we received principal repayments of $1,891 on notes receivable from officers and board members.

Exercise of Stock Options—We received $141,750 of gross proceeds from the exercise of stock options in the six months ended June 30, 2005.

Working Capital Loan and Current Notes Payable for Scrubgrass—Buzzard may borrow up to $4 million under a Lessee Working Capital Loan Agreement with the lessor of Scrubgrass for ongoing working capital requirements of this project. The outstanding borrowings under this loan were $902,000 and $2.7 million as of June 30, 2005 and December 31, 2004, respectively. Under the existing terms of this loan, we were required to pay the outstanding balance to zero for a minimum of twenty days during each calendar year. We have met the pay down requirement for this loan for 2005.

Long Term Liabilities & Commitments

The following table shows all of our long term liabilities and commitments:

	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	$104,206	199,165	40,324	—	—	—	$343,694
ArcLight Loan	—	—	1	1	1	2,183,522	2,183,525
Scrubgrass Lease Payments	10,857,500	26,058,000	28,910,000	29,390,000	32,459,000	187,391,000	315,065,500
Scrubgrass Fuel Contracts	1,256,500	2,599,000	2,687,000	2,385,000	2,061,000	6,626,000	17,614,500

TOTAL	$12,218,206	28,856,165	31,637,325	31,775,001	34,520,001	196,200,522	$335,207,219

EPC Corporation Debt Obligations—On September 4, 2003, we entered into a Note Purchase Agreement with Crystal Creek Coalpower Funding, LLC, an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which our subsidiary, EPC Corporation, which holds as its sole asset the stock of Buzzard, agreed to issue and sell to ArcLight up to $5,400,000 original principal amount of its 20.0% Senior Secured Notes due December 31, 2012, consisting of Note A in the original principal amount of $3,700,000 and Note B in the original principal amount of $1,700,000. ArcLight purchased Note A on September 4, 2003, as a result of which EPC Corporation received gross proceeds of $3.7 million. We do not expect ArcLight to purchase Note B. The aggregate minimum principal and interest to be paid by EPC Corporation on Note A over the term of Note A is $4.8 million. Distributions from Scrubgrass are held by an agent bank, J.P. Morgan. Payments are made first to any outstanding interest, second to fees to the agent bank, third to the management fee to us, and fourth to the outstanding principal. Distributions from Scrubgrass are required to be used to repay Note A. After it is paid in full, we will keep the next $1.4 million of distributions. Thereafter, future distributions will be shared equally through December 31, 2012. Any unpaid interest that has accrued on the 15th of each month is added to the balance of the note.

We are only required to make payments to the extent that we receive distributions from Scrubgrass with the exception of making at least one payment in any 24 month period. We are prohibited from incurring additional debt at the EPC Corporation subsidiary level. Additionally, we are required to provide ArcLight with financial statements and other related information in a timely manner, for which we are paid an annual management fee of $75,000. As of June 30, 2005, we are in full compliance with our covenants under our agreements with ArcLight.

The following table describes our debt obligations as of June 30, 2005 and December 31, 2004:

Long Term Debt Obligations	Balance at June 30, 2005	Balance at December 31, 2004
Sunnyside plant obligations	$583,030	$583,030
Auto loan	27,437	30,953
ArcLight Note Payable	2,183,525	2,340,140

TOTAL	$2,793,992	$2,954,123

Scrubgrass Debt Obligations—Buzzard and the lessor have various debt obligations related to Scrubgrass. Under the terms of the Scrubgrass lease, Buzzard is required to pay the principal, interest and fees for the lessor’s debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. Scrubgrass had the following debt obligations as of June 30, 2005 and December 31, 2004:

Description of the Obligation	Balance at June 30, 2005	Balance at December 31, 2004	Interest Rate
Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	133,340,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	2,093,000	3,588,000	7.6725%

TOTAL	135,433,000	139,188,000

Buzzard’s debt obligations (maturity):
Working capital loan (2008)	902,000	2,653,000	LIBOR + 1.250%

TOTAL	902,000	2,653,000

Because we are not required to fund Buzzard’s operating losses, including payments on lease obligations, or otherwise invest further from sources outside of the Scrubgrass plant, Buzzard’s lease obligations for the lessor’s debt are not reported in our consolidated financial statements. As these debt obligations mature, they will be billed by the lessor to Buzzard and reported as a lease expense in our consolidated financial statements.

Notes Receivable from Officers—We have outstanding notes receivable from officers and directors for shares purchased in connection with stock option plans which amounted to $638,219 and $640,110 as of June 30, 2005 and December 31, 2004, respectively. These notes, secured by the underlying shares of stock, are payable upon demand and bear interest at a floating rate which is payable monthly. In accordance with company policy and applicable law, we no longer make loans to our officers or directors.

Sunnyside Contingent Obligations—We had contingent obligations of $1,218,078 on our consolidated balance sheet as of December 31, 2000. The contingent obligations were principally expenses for the sale of our Sunnyside project which were payable upon collection of certain obligations from the purchasers of Sunnyside.

On April 10, 2001, we received aggregate proceeds of $1,500,000 from the purchasers of Sunnyside and resolved litigation by executing a Binding Settlement Agreement. In this agreement, we were formally released from contingent obligations of $177,962. We have also been released by the statute of limitations or the terms of the underlying agreements from additional contingent obligations of $457,086. We reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in our consolidated financial statements for 2001.

Because of the terms of this settlement agreement, which terms represented a substantial compromise of our previous claims against the purchasers of Sunnyside, we are presently considering our rights and obligations with respect to the remaining contingent obligations of $583,030. The unsettled contingent obligations will remain recorded in our consolidated financial statements until the statute of limitations for any legal action relating thereto runs out after 2007.

2005 Outlook

Operations

The following forward-looking information concerning our results of operations for the full year 2005 is being compared to our historical results of operations for 2004:

Buzzard

Power generation revenues are expected to decrease in 2005 due to a decrease in power rates pursuant to the terms of the power sales agreement with Penelec and a decrease in revenue recorded as a result of the straight-line accounting treatment of revenue under the power sales agreement. Pursuant to the terms of the ArcLight loan, all distributions from Buzzard are required to be used to repay the loan. Therefore, performance at Buzzard will not have an effect on our cash liquidity in 2005.

Operating expenses are expected to increase slightly in 2005 primarily due to an escalation in operator fees under the terms of the operations and maintenance agreement relating to Scrubgrass, resulting in approximately $2.4 million of operating expenses.

Lease expenses are expected to increase slightly in 2005. Lower payments on interest expenses will be offset by increased payments of scheduled principal payments.

Microgy

We expect increased revenues from Microgy in 2005. We have signed digester purchase and management agreements with five farms under the Dairyland relationship. Additionally, we have signed agreements with several other farms. However, these agreements remain subject to further definitive agreement and obtaining additional financing.

General and administrative expenses are expected to increase by approximately $4 million during 2005 primarily because we plan to grow our business to further implement Microgy’s business plan. These expenses would include:

•	the addition of marketing, sales, engineering, accounting and finance personnel;

•	bad debt reserves discussed above in the section entitled Notes Receivable, and;

•	the use of consultants for technical, financial, legal and marketing services.

All Other Segments

We do not expect significant changes in general and administrative expenses related to All Other Segments. However, interest expense is expected to decrease in 2005 due to lower principal balances on the ArcLight loan.

Cash Flow Outlook

During 2005, we expect to fund our business activities principally from available cash balances, investment earnings, raising additional debt at Microgy or equity funding, and the sale of the first products based upon Microgy’s technology. The requirement of additional financing will be in direct proportion to the number of projects on which we begin construction over the next twelve months. We do not expect to receive cash from the operations of Buzzard insofar as any available cash will be used to repay interest and principal on the ArcLight loan.

On February 3, 2005, we completed an underwritten public offering of our common stock. We issued 2,500,000 new shares of common stock at a price of $5.50 per share and raised $12,409,375 in net proceeds.

On June 30, 2005, our unrestricted cash balance was $7.7 million as compared to $383,000 as of December 31, 2004. In addition, our restricted cash balances were $3.0 million and $1.9 million at June 30, 2005 and December 31, 2004, respectively. As discussed further under investing activities, we are allowed to spend restricted cash to fund the cost of major equipment overhauls at Scrubgrass subject to certain restrictions.

Accordingly, our cash flow from operations for 2005 will be sufficient to fund:

•	our minimum lease and debt obligations;

•	our historic corporate overhead requirements; and

•	current taxes due.

However, these cash flows will not be sufficient to fund the construction of projects included in our marketing plans in the absence of obtaining additional financing.

Our present business strategy generally anticipates the outright sale of facilities as well as direct or indirect participation in the ownership of projects. We anticipate that project or corporate financing may be obtained in the form of a credit facility with one or more lenders, the sale of tax exempt or taxable bonds to investors, equity, other financing, or a combination of the foregoing. However, we cannot assure you that Microgy or any other prospective project owner will be able to secure project or other financing in the amount required to fulfill any development or construction requirements, that financing will be obtained in time to meet such requirements, or that any such proposed financing, if obtained, will be on terms favorable to Microgy or any other prospective project owner. Furthermore, to the extent Microgy is a direct or indirect owner of projects, Microgy will need to obtain substantial additional financing to allow it to develop and construct such projects. While we may also seek debt or equity financing at the parent company level in order to fund Microgy’s operations, we cannot assure you that we will be successful in obtaining such financing or that, if obtained, such financing will be on terms favorable to us.

Recent Developments

Expected Results for the Quarter and Nine Months Ended September 30, 2005

We expect total revenues for the quarter ended September 30, 2005 to be approximately $15.8 million, as compared to $16.8 million for the same period in 2004. Revenues from Microgy are expected to be approximately $1.3 million for the quarter ended September 30, 2005, as compared to $1.7 million for the same period in 2004. Power generation revenues from Buzzard are expected to be approximately $14.5 million for the quarter ended September 30, 2005, as compared to $15.1 million for the same period in 2004.

We expect total costs and expenses for the quarter ended September 30, 2005 to increase to approximately $18.4 million, as compared to $14.6 million for the same period in 2004, primarily reflecting an expected increase in non-cash compensation expense of approximately $1.8 million, an expected increase in operating expenses at Buzzard of approximately $1.1 million, including approximately $700,000 of maintenance expenses in advance of the scheduled fourth quarter outage at Scrubgrass, and an expected increase in general and administrative expenses of approximately $785,000 related to the growth of Microgy’s business.

We expect a net loss for the quarter ended September 30, 2005 of approximately $2.6 million, or $0.38 per diluted share, calculated using 6.9 million weighted average common shares outstanding, as compared to net income of $2.4 million, or $0.45 per diluted share, calculated using 5.3 million weighted average common shares outstanding, for the same period in 2004.

We expect total revenues for the nine months ended September 30, 2005 to increase by approximately $3.1 million to approximately $45.8 million, as compared to $42.7 million for the same period in 2004. We expect total revenues for the nine months ended September 30, 2005 to include approximately $3.6 million in revenue at Microgy, compared to revenues of $1.7 million at Microgy in the same period in 2004. Furthermore, we expect total costs and expenses for the nine months ended September 30, 2005 to increase by approximately $5.1 million to $50.4 million, as compared to $45.3 million for the same period in 2004. We expect increased expenses to be primarily due to an increase in cost of goods sold of approximately $3.3 million at Microgy, an increase of approximately $2.8 million in general and administrative expenses, and an increase of approximately $1.7 million in lease expense at Buzzard. We expect these increases to be partially offset by decreases in operating expenses at Buzzard of approximately $1.8 million and decreases in non-cash compensation expense of approximately $1.0 million.

For the nine months ended September 30, 2005, we expect our net loss to increase to approximately $4.5 million, or $0.66 per diluted share, calculated using 6.9 million weighted average common shares outstanding, as compared to a net loss of $2.3 million, or $0.54 per diluted share, calculated using 4.4 million weighted average common shares outstanding, for the same period in 2004.

Excluding non-cash compensation and previously scheduled maintenance expense at Buzzard, which was accelerated to the third quarter from the fourth quarter, we expect that the remainder of our net loss for the third quarter ended September 30, 2005 will be approximately $500,000. The majority of this expected loss is related to expenses exceeding revenue on our validation phase projects, some of which we expect to be offset by gains related to the same projects in the fourth quarter.

We expect the quarter ended September 30, 2005 to include the following highlights:

•	Demonstration of consistent and reliable gas production at Microgy’s first facility. The Five Star digester has been reliably producing gas at levels meeting or exceeding production expectations, while generating and exporting electricity. The Wild Rose facility, our second installation, is producing biogas and completing the commissioning phase; we are near completion of a third site under our relationship with Dairyland Power Cooperative.

•	Commencement of construction on our next-phase project model. Microgy began construction on the Huckabay Ridge facility, a multi-digester facility to be owned by Microgy and its gas-treatment partner, for the generation of biogas and sale of conditioned gas into the natural gas pipeline.

The foregoing statements and estimates are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially include, but are not limited to: uncertainties involving development-stage companies, difficulties involved in developing and executing a business plan, technological uncertainties, unpredictable developments, including plant outages and repair requirements, the difficulty of estimating construction, development, repair and maintenance costs and timeframes, uncertainties relating to general economic and industry conditions and uncertainties relating to the amount and rate of growth in construction, operating and other expenses, need for and difficulty in obtaining financing, other factors, including those described in the “Risk Factors” section of this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures about Market Risk

Our most significant market risk exposure is changing interest rates, which may affect our short-term investments, debt and certain of our lease expenses. We offer the following information about these market risks:

Short-term investments

We invest cash balances that are in excess of our normal operating requirements in short term investments generally with maturities of three months or less. Because of the short duration of these investments, we do not believe our short-term investments are subject to material market risk.

Debt

We have borrowings that bear interest at variable rates that are based on LIBOR. We monitor market conditions for interest rates and, from time to time, enter into interest rate swaps to manage our interest payments. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

Lease Expense

As a lease cost of the Scrubgrass plant, we are required to fund the lessor’s debt service which consists primarily of borrowings which bear interest at variable rates based on either quoted bond rates or LIBOR. The manager of Scrubgrass monitors market conditions for interest rates and, from time to time, enters into interest rate swaps to manage the interest payments for Scrubgrass. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

As of June 30, 2005, the aggregate outstanding balance of our variable rate debt obligations was $902,000 and the aggregate outstanding balance of the lessor’s variable rate debt obligations, which are passed along to us as a lease expense, was $133,340,000. Based on these balances, an immediate change of one percent for the variable interest rates would cause a change in interest expense of $9,020 and lease expense of $1,333,400. Our objective in maintaining these variable rate borrowings is to achieve a lower overall cost when compared to fixed-rate borrowings. We believe the lessor has the same objective for maintaining their variable rate borrowings.

Commodity Price Risk

As Microgy begins to focus a significant portion of its development efforts on multi-digester projects for the production of gas for sale as a commodity, we will become increasingly exposed to market risk with respect to the commodity pricing applicable to our gas production. Realized commodity prices received for such production are expected to be primarily driven by spot prices applicable to natural gas. Historically, natural gas prices have been volatile, and we expect such volatility to continue. Fluctuations in the commodity price of natural gas may have a materially adverse impact on the profitability of some of our projects, particularly where we do not have a long-term contract for the sale of the project’s output at a fixed or predictable price. At such time as Microgy’s projects begin to produce commercial quantities of gas for sale as a commodity, we intend to explore various strategies, including hedging transactions and the like, in order to mitigate the associated commodity price risk.

Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2005. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2005, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the six months ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BUSINESS

Company Overview

We are a developer, owner and operator of renewable energy production facilities. Our goal is to produce energy that is Beyond Renewable™, which we define as energy that not only uses waste materials instead of precious resources, but energy that is also clean, reliable and cost-effective. Today, we have two operating subsidiaries, Microgy, Inc., which constructs, owns and operates facilities that utilize animal and food industry wastes to produce biogas, and Buzzard Power Corporation, which owns a leasehold interest in an approximately 83 megawatt waste coal electrical generation facility, referred to as Scrubgrass. In addition, we seek to identify, assess and exploit new technologies that can meet our criteria for the generation of energy that is Beyond Renewable.

Our principal operating subsidiary, Microgy, Inc., referred to as Microgy, is a developer of renewable gas facilities, with the ability to capitalize on the value of the gas produced by its facilities in a number of ways, including the direct sale of biogas or pipeline-grade methane, utilizing the gas to generate electricity, or utilizing the gas to generate thermal energy for use in a variety of industrial or agricultural processes. In addition, we believe that our facilities, through their utilization of various waste materials as fuels, can generate environmental benefits with significant social and economic value by providing a valuable waste management solution for farms and other producers of organic wastes, such as those in the food industry.

Unlike many renewable energy sources, our projects are intended to be profitable without the need for subsidies or other governmental assistance. Nevertheless, a number of additional revenue streams may be available to further enhance our project economics, including, for example, tax credits, renewable energy credits, pollution offset credits and sales of residual products. We believe that a number of factors, including rising energy prices, increasing desire for renewable energy sources and more stringent environmental and waste management requirements, will continue to provide a favorable market environment for our business.

Today, we have two operating subsidiaries:

•	Microgy, which we acquired in 2001, is a developer of facilities for the production and commercial application of methane-rich biogas. Microgy is the owner of an exclusive North American license to a proven European anaerobic digestion technology that we believe is superior to other digestion technologies. Using this technology, Microgy develops, sells and expects to own and operate facilities that produce biogas from agricultural and food industry wastes. This biogas can be used to produce pipeline-grade methane or marketable biogas, renewable electrical energy or thermal energy, as well as other useful by-products. In furtherance of its business plan, Microgy is currently

•	commencing operation of its first two anaerobic digester facilities pursuant to its relationship with Dairyland Power Cooperative, which will produce gas for the generation of electricity;

•	constructing one other facility pursuant to the Dairyland relationship;

•	commencing construction on the Huckabay Ridge project, a multi-digester biogas production and gas conditioning facility located in Erath County, Texas, that is intended to produce and sell pipeline-grade methane directly into the local natural gas pipeline, to be owned jointly by Microgy and South-Tex Treaters, Inc., referred to as South-Tex, Microgy’s co-investor and operational partner in the project;

•	seeking permitting for the Gallo-Columbard project, a multi-digester facility to be owned by Microgy and located in Atwater, California, intended to produce biogas for sale to Joseph Gallo Farms, referred to as Gallo Farms, as a substitute for the propane that is currently used in Gallo Farms’ cheese manufacturing operations; and

•	pursuing the evaluation and development of additional large-scale, multi-digester facilities to be wholly or partly owned by Microgy.

•	Buzzard Power Corporation, referred to as Buzzard, is the owner of a leasehold interest, which extends through 2016, in an approximately 83 megawatt electrical generating facility, referred to as Scrubgrass. This facility generates electricity from coal mining wastes and has yielded over $50,000,000 in annual revenues to us over each of the last several years. On September 4, 2003, we entered into a financial arrangement with an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which we borrowed $3,700,000, which is repaid from Scrubgrass’ cash flow.

While Buzzard has historically provided us with a reliable source of revenue, we have monetized much of Buzzard’s future net cash flow through the transaction with ArcLight.

Microgy

Microgy Overview

In 2001, we acquired all of the common stock of Microgy, a privately held development-stage company based in Colorado. Microgy holds an exclusive license in North America for the development and deployment of a proprietary technology for the extraction of methane-rich biogas from animal wastes and other organic wastes. Microgy’s product is expected to provide certain farms, known as animal feeding operations, or AFOs, with a potentially profitable means of mitigating an existing waste management problem that affects both water and air quality. Federal and state agencies either have passed or may be in the process of passing regulations that require AFOs to implement changes to their current waste management practices.

Microgy is seeking to produce profitable quantities of renewable energy while also helping farmers to meet their waste management needs. At current rates for conventional energy in many U.S. markets, we believe Microgy’s systems can be profitable. Further, the energy output from Microgy’s systems may carry a premium price in some areas, as many states have either passed or may be in the process of passing legislation requiring utilities to obtain a certain percentage of their power from renewable sources. We believe these factors not only support a profitable business proposition for Microgy, but position Microgy as an attractive renewable energy source for utilities and other purchasers of gas, while at the same time providing a potentially profitable solution to farmers’ waste management problems. We believe that Microgy represents a substantial portion of the future potential growth of Environmental Power Corporation and, as such, we are investing substantially all of our available resources, in terms of both financial and human capital, to take advantage of these opportunities.

Microgy’s current plan is to focus its development efforts on projects utilizing an ownership model, pursuant to which Microgy will construct, own and operate the project, either on its own or with one or more financial or operational partners, and profit from the ongoing sale of biogas or conditioned gas produced by the project. For example, Microgy has begun construction with South-Tex on the Huckabay Ridge project, a multi-digester biogas production and gas conditioning facility intended to produce and sell pipeline-grade methane directly into the local natural gas pipeline. In addition, Microgy is seeking required permits for the Gallo-Columbard project, a multi-digester project to be owned by Microgy that is intended to produce biogas for sale to Gallo Farms as a substitute for the propane that is currently used in Gallo Farms in its cheese manufacturing operations.

The Microgy Market Opportunity

Microgy believes that facilities based on its technology can generate profitable quantities of marketable, renewable gas from the great volume of animal and food wastes produced at or near large AFOs consisting primarily of cattle, dairy and swine farms. Microgy’s anaerobic digester facilities provide an animal waste disposal solution while also providing a renewable source of high quality biogas that can be used in a number of ways, including the generation of electricity, the production of thermal energy for use in a variety of industrial or agricultural processes or the direct sale of the biogas produced, either “as is” or refined to pipeline-grade methane. Increased interest in renewable energy sources, as well as a desire for energy not subject to commodity price fluctuations, drives demand for each of these uses of gas produced by Microgy’s systems. Also, increasingly stringent environmental regulations concerning handling of animal waste motivate demand for Microgy’s anaerobic digesters on AFO sites.

The ultimate opportunity to develop projects with Dairyland, South-Tex or other strategic partners, as well as to manage and/or operate them profitably, depends on numerous factors, including the value that can be derived from the agricultural and energy markets described below.

Gas

Natural gas prices have recently risen substantially due to considerable increases in demand for gas both domestically and overseas. In the United States, this increase has been due principally to the fuel needs of the power plants that have been built in the past decade, as well as relatively limited increases in natural gas delivery capabilities. In addition, developing countries, including China and India, are becoming large consumers of natural gas, placing further pressure on demand. As a result, we believe that there exists a long-term market demand for gas production that avoids the price volatility of natural gas. Microgy’s systems produce biogas with a high percentage of methane. This biogas can be refined to pipeline-grade methane by processing it with scrubbing devices to remove carbon dioxide, sulfur compounds and other impurities. In this regard, Microgy has entered into a project development agreement with South-Tex, which has experience in the oil and gas industry and specializes in the clean-up of so called “dirty gas” to pipeline-grade methane, to identify, evaluate and develop projects in the United States. The Huckabay Ridge project is the first such project to be developed under Microgy’s agreement with South-Tex. In addition, Microgy is seeking permitting for the Gallo-Columbard project, which is intended to produce biogas for sale to Gallo Farms for use as a substitute for propane in its cheese manufacturing operations.

Renewable Energy

We believe that market and political forces will continue to drive increased adoption of renewable energy sources, principally due to increasing concerns about the price, volatility, supply stability and environmental impact of conventional fuels. Utilizing energy produced from renewable resources may provide a variety of benefits, including state and federal renewable power production and investment credits, tax credits and emission-offset credits. For example, currently approximately 22 states have enacted a renewable portfolio standard or state mandates requiring electric utilities to increase their use of renewable energy resources such as wind, solar, and bioenergy. In addition, the new federal energy law, signed on August 8, 2005, includes provisions that we believe underscore the importance of the alternative energy market. The new law provides for up to $3.1 billion in tax incentives for renewable energies, which we believe represents a strong endorsement for renewable domestic power. We believe that the policy embodied in the new federal energy law, the accompanying tax credits and related benefits should serve to further drive adoption of our renewable energy solutions. For example, the law provides a ten-year, $0.009/KWH tax credit for certain types of “open loop biomass” renewable power projects placed in service by the end of 2007. Also, the law provides a number of incentives designed to spur adoption of renewable energy projects, including, for example, accelerated depreciation provisions for gas gathering projects. We believe that projects based on our technology will qualify for some or all of these tax credits and other benefits.

Electricity

The market for electricity in the United States is characterized by increasing demand, especially for cleaner energy from resources that are not subject to the commodity price risk of natural gas or other fuel sources. Many power producers are also seeking distributed generating capacity, which enables them to diversify power sources, increase system reliability and avoid the line losses associated with the transmission of electricity over long distances. This policy has been endorsed by recent energy legislation that includes provisions requiring that electric utilities make it easier for distributed generation to be interconnected to their distribution systems. These provisions include a requirement that electric utilities provide a simplified interconnection process and net metering services where energy produced by small distributed generating systems and transferred onto electric grid can be credited against the customer’s purchases from the utility. Microgy’s technology can often be deployed economically down to the level of an individual farm, competitive with the cost of conventional sources of power, and without commodity fuel risk. As a result, we believe that projects based on Microgy’s technology will be an attractive source of distributed generating capacity. Microgy’s relationship with Dairyland is an example of Microgy’s efforts to address this market opportunity, and we believe it demonstrates the attractiveness of Microgy’s solution to power producers.

Other Industrial and Agricultural Uses

The gas produced by a Microgy digester can be used to generate thermal energy, which has numerous industrial applications, especially in the agricultural and food processing sectors, where, among other purposes, it is used for roasting or drying foodstuffs and animal feeds. Most enterprises that rely on processes driven by thermal energy are, however, dependent upon natural gas and, therefore, subject to the volatility and increases that have affected the supply of natural gas. Heavy users of thermal energy not only suffer generally when fuel costs increase but are often unable to protect their profitability from fuel cost volatility, when prices for their products are affected by unrelated market forces. Microgy believes that its technology is readily adaptable to numerous thermal energy applications. Because of the anticipated stable costs associated with the gas supplied by a Microgy system, consumers requiring a reliable supply of gas for use in producing thermal energy would also be expected to benefit from the technology.

Animal Waste Disposal

Microgy’s target markets include farmers, cooperatives, municipalities and other entities in dairy and swine farming regions in the United States. Specifically, these targets include large AFOs, defined by the United States Environmental Protection Agency, referred to as the EPA, as being comprised of approximately 700 or more dairy cows, or other entities seeking to provide a solution to air, odor and runoff pollution problems in their region. These AFOs face significant environmental pressures because the manure from their animals is among the largest remaining threats to water quality and is a source of air pollution.

In 1999, the United States Department of Agriculture, referred to as the USDA, and the EPA announced the Unified National Strategy for Animal Feeding Operations. Under the Unified National Strategy and subsequent implementing regulations, all large and medium AFO owners and operators must develop and implement comprehensive mineral pollutant control programs, known as Nutrient Management Plans, for proper management of the animal wastes produced at their facilities. Furthermore, in 2002, the EPA issued new rules to regulate manure run-off on farms, one of the nation’s leading causes of water pollution. We believe that the implementation of these Nutrient Management Plans and the need to comply with run-off regulations will require many farms to find alternative ways to manage their manure.

Furthermore, regulations are tightening at the state and local level. Since 1997, at least 19 states have acted to regulate manure management on AFOs. In addition to water quality pressures, large and medium AFOs today deal with considerable resistance to their operations, and particularly to their expansion plans, due to odor issues. Local resistance can sometimes take the form of zoning and local regulations designed to preserve local quality of life. We believe that these regulations are having the effect of stifling expansion and consolidation plans within the dairy and swine industries, a key factor in long sought productivity and profitability improvement.

We estimate that there are currently over 3,500 AFOs in the United States that are sufficiently large to merit a dedicated on-site installation of anaerobic digestion technology on the scale of a Microgy system to address their waste management problems. These large AFOs tend to be geographically concentrated, which facilitates efficient marketing campaigns as well as the arrangement of off-take of electricity, thermal energy, gas or other products.

Microgy’s Strategy

Our objective is to become a leader in the production and marketing of biogas and in the development of biogas resources. Key elements of our strategy include:

Capitalizing on the increasingly attractive gas market dynamics, by providing off-take customers with stable, long-term supplies of renewable gas that are not subject to price fluctuation. Demand for natural gas is projected to rise substantially over the next decade. We believe that resource availability, cost and environmental considerations all favor growing reliance on gas in industrial applications and electricity generation as well as in the residential and commercial sectors. Further, as a result of limited production and delivery capabilities, we expect users of gas to face significant price increases, as well as the price fluctuations inherent in commodity gas. Also, we believe there is growing demand for cleaner energy from renewable sources, driven by government incentive or mandate and by its increasing social attractiveness. Microgy intends to capitalize on the increasingly attractive gas markets by developing and growing biogas reserves for sale as a commodity, as well as by providing off-take customers with stable, long-term supplies of renewable gas that are not subject to price fluctuation.

Developing larger-scale, multi-digester facilities, to capitalize on attractive economies of scale, under a project ownership model, thereby developing and growing biogas reserves under our management. We believe that constructing and operating larger-scale, multi-digester facilities will provide numerous capital and operating efficiencies, leading to significant cost reductions on a per MMBTU basis. By pursuing such projects, we believe that we can lower costs and simultaneously accelerate our project development efforts. In addition, we intend to focus on an ownership model, in which we own projects entirely or together with financial or operational partners. We believe that this ownership model will allow us to profit from the sale of biogas for the operational life of the projects. By accelerating our project development efforts through development of larger-scale facilities and by owning and operating such facilities, we seek to develop and grow a portfolio of biogas reserves under our control.

Aggressively marketing our anaerobic digester facilities, which are a cost-effective tool to assist AFOs with complying with new and more stringent environmental regulations. We believe that a critical issue facing today’s dairy farmers is finding cost-effective solutions to their animal waste management problems. AFOs face increasingly stringent federal, state and local regulation of their animal waste management practices. This regulation may increase their cost of operation and limit their ability to increase herd sizes in response to competitive pressures. We estimate that there are currently over 3,500 AFOs in the United States that are sufficiently large to merit a dedicated on-site installation of anaerobic digester systems of the size and type Microgy is developing, manufacturing and building. Microgy’s anaerobic digester systems have the potential to help AFOs address their manure management compliance issues and, due to the potentially significant economic value generated by Microgy’s systems, we can install these systems at low or no cost to the farmer. We intend to aggressively market our anaerobic digester systems by providing AFOs with a cost-effective tool to assist in complying with stricter environmental requirements.

Leveraging the value of our proven anaerobic digester technology, which we believe is superior to competing technologies. We are the owner of a perpetual and exclusive North American license for a proven anaerobic digester technology that we believe is superior to competing technologies. We believe that this proprietary technology creates significantly more methane-rich gas than other technologies, and can produce renewable energy at a cost lower than other sources of renewable, and even commodity, energy. To our knowledge, we are the only company in North America broadly pursuing installation of this type of anaerobic digester technology. We intend to vigorously market our anaerobic digester systems and the energy produced from those systems in order to further strengthen our market presence and solidify our first mover advantage. In addition, we intend to leverage our relationship with DBT, the licensor of our technology and a leader in anaerobic digestion, to continually refine the technology and address additional market opportunities.

Pursuing the advantages of our business model, in which we create and manage profitable renewable energy opportunities while alleviating the environmental pressures facing AFOs. We believe we are the only provider of anaerobic digesters that is aggressively pursuing a business model of creating and managing profitable renewable energy opportunities while simultaneously addressing AFOs’ environmental issues. We plan to build and operate anaerobic digester facilities and secure off-take contracts for the gas, electricity or other products produced by our facilities. Furthermore, by operating and maintaining the facilities ourselves, we believe that we will be able to maximize gas production, ensure supply of required materials, allow the farmer to devote his attention to farming and generate additional revenue for our business. To our knowledge, many other suppliers of anaerobic digestion systems merely supply the equipment, and leave the ongoing operation of the system to the farmer. By pursuing our business model, we believe we can supply a compelling value proposition to AFOs and maximize value from gas production.

Microgy’s Products and Services

Under the initial Dairyland projects, Microgy acts as a designer and builder of facilities, selling an anaerobic digester system to a farm and an electricity generating asset to Dairyland, and provides construction financing. Microgy expects to provide operations and management services, referred to as O&M services, for the facilities it deploys under this sales model, freeing the farmer and the user of the gas from operating and maintaining the facilities. We expect that these O&M services will represent a recurring revenue stream to Microgy over the operational life of each facility, which may be 30 years or longer. Microgy will be able to provide many of these O&M services remotely, by way of computerized monitoring and control systems, which have already been developed and deployed.

With respect to projects such as Huckabay Ridge and Gallo-Columbard, as well as other projects Microgy may undertake in the future under its ownership model, Microgy seeks to own all or part of the project, thereby profiting from the sale of the gas produced, whether to end-users pursuant to long-term supply agreements or by the sale of the gas as a commodity. Microgy anticipates providing the O&M services for the digester portion of any such projects.

Microgy’s Technology

Anaerobic digestion is a naturally occurring process in which microbes break down organic material into inorganic compounds in an environment devoid of molecular oxygen. Microgy’s process mixes animal manure with additional substrates, such as fats, oils and proteins derived from food industry wastes, under proprietary conditions. Methane is the main product of the resulting decomposition of this mixture, making up 60% to 70% of the resulting biogas. Other by-products of the digestion process can include fertilizers, bedding, compost and other bio-solid products.

At the heart of the Microgy system is the enhanced anaerobic digester system developed over the past 15 years by a private company in Denmark that currently has 28 similar plants operating throughout Europe. Whereas previous systems had principally focused on the environmental remediation aspects of digestion (and produced biogas as a side effect), the Microgy system is designed specifically to maximize biogas production.

Microgy’s system utilizes sophisticated equipment and control systems. This allows us to optimize the “formula” for digestion in each tank, maintain precise temperature control and carefully adjust the mixing rate. In addition, the Microgy system is composed of steel tanks and piping, which are durable and nonporous, allowing for calibration of the process within a controlled environment. Ongoing gas production and equipment operations therefore can be carefully managed. Perhaps most importantly, coupled with the technical advantages of the system is a suite of proprietary processes and “know how” to produce the highest levels of biogas production, resulting in the lowest costs per unit of input of any anaerobic digestion system known to Microgy.

Set forth below is a diagram of the Microgy anaerobic digestion process:

License Agreement with Danish Biogas Technology A/S

Microgy licenses its anaerobic digestion technology from Danish Biogas Technology A/S, referred to as DBT. DBT’s parent, Xergi A/S, referred to as Xergi, is 50% owned by Schouw & Co., a Danish public company and 50% by DDH, a Danish environmental and engineering firm. DBT has been a leader in the development of this technology and has constructed 28 anaerobic digester facilities in Europe over the past 15 years. In Denmark, DBT’s anaerobic digesters have been successful in providing manure management and viable renewable energy for many years.

On May 12, 2000, Microgy entered into a licensing agreement with DBT that granted Microgy a perpetual and exclusive license in North America for the commercial development and use of certain proprietary technologies, including Microgy’s core anaerobic digestion technology. This license agreement was amended in April 2003 and March 2005 to further define certain support obligations of DBT and to amend the structure of the compensation payable to DBT for use of the license. According to the license as amended, DBT will receive fixed payments for its participation in the design phase of each project, including engineering work and construction drawings, and a licensing fee that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating.

We believe that our relationship with DBT is good. Microgy is in close contact with DBT personnel on a regular basis regarding the design, construction and operation of our digesters. Furthermore, we are in discussions with DBT and its parent, Xergi A/S, referred to as Xergi, regarding expanding the nature of our cooperation in the United States and have entered into a memorandum of understanding with Xergi regarding a possible joint venture or other expansion of our business relationship. Currently, DBT has construction and engineering employees in the United States working with our employees constructing our first facilities.

Project Development

South-Tex Treaters, Inc.

In February 2005, Microgy entered into a project development agreement with South-Tex, pursuant to which Microgy and South-Tex will cooperate to identify, evaluate and develop projects in the United States that combine Microgy’s anaerobic digestion technology and South-Tex’s gas cleaning and compression technologies that can be used to refine biogas to a pipeline-grade methane. With respect to each project that the parties agree to develop, Microgy will provide all necessary designs and engineering to construct the digester portion of the project, and South-Tex will provide all necessary engineering to couple the digester to its gas cleaning and compression technologies to produce marketable biogas. In addition, Microgy will retain operational control over the digester portion of each project, and South-Tex will be responsible for directing the operation of the cleaning and compression technologies, as well as the processing, handling, interconnecting and compliance monitoring duties necessary to produce the refined biogas and deliver it to the final purchaser.

In September 2005, Microgy and South-Tex entered into a limited partnership agreement, amended and restated in October 2005, relating to a multi-digester biogas production and gas conditioning facility to be known as the Huckabay Ridge facility, located near Stephenville, Texas. The Huckabay Ridge project is expected to entail the construction of eight 916,000-gallon digesters, sufficient to process the manure from up to 10,000 cows. The facility is expected to produce an aggregate of one billion cubic feet of biogas per year with an energy content of 650,000 MMBTU. The gas is to be treated and compressed to produce and deliver pipeline-grade methane that will be sold as a commodity directly into a nearby natural gas pipeline. Microgy owns 59.5%, South-Tex owns 39.5% and the general partner of the limited partnership owns 1% of the partnership interests in the limited partnership, and each will be entitled to receive corresponding percentages of the net profits of the limited partnership upon distribution and the net assets of the limited partnership upon dissolution. In addition, Microgy and South-Tex each own a 50% membership interest in the general partner of the limited partnership, and 60% and 40% membership interests, respectively, in MST Estates, LLC, the entity that owns the land on which the Huckabay Ridge project will be located. The limited partnership will be managed by the general partner, over which Microgy and South-Tex share equal control.

The interests in the Partnership held by Microgy and South-Tex are limited partnership interests and may be transferred only in their entirety and subject to a right of first refusal held by the limited partnership. In addition, either party may make an offer to purchase all, but not less than all, of the other party’s limited partnership interests. In such event, the offeree must either accept the offer to purchase or reject it and purchase all of the offeror’s limited partnership interests at the same cash price per percentage of limited partnership interest set forth in the original offer. Any transfer of limited partnership interests in accordance with the foregoing provisions will automatically be deemed to include a transfer of all of the transferor’s membership interests in the general partner and MST Estates.

Pursuant to the terms of the limited partnership agreement, Microgy has agreed to construct and lease to the Partnership the multi-digester Huckabay Ridge facility for the sum of $1.00 per year during the 35-year term of the Partnership. Similarly, South-Tex has agreed to construct and lease to the Partnership a gas scrubbing and compression facility and natural gas pipeline interconnection for the sum of $1.00 per year during the 35-year term of the Partnership. We currently estimate that the cost of constructing Microgy’s portion of the facility will be approximately $5.9 million.

Pursuant to the terms of the limited partnership agreement, the limited partnership will continue in force and effect until December 31, 2040, unless sooner terminated by:

•	the agreement of all the partners,

•	the withdrawal of a partner which is the sole remaining general partner, and the limited partners fail to elect a new general partner within ninety days of such withdrawal,

•	court order, or

•	on account of a bankruptcy or other similar event.

Completion of the Huckabay Ridge project remains subject to the securing of additional financing by us or Microgy. No commitments for such financing are yet in place. We expect to devote a portion of the proceeds of this offering to the completion of this project and future projects.

Microgy and South-Tex are currently reviewing additional potential projects on which to cooperate under their development agreement. However, the development of any additional projects under the development agreement remains subject to the further mutual agreement of Microgy and South-Tex. Furthermore, each project will be subject to the negotiation and execution of definitive agreements among Microgy, South-Tex and relevant third parties, including agreements relating to the location, construction, financing, ownership and operation and maintenance of the project and the purchase of the refined biogas produced by the projects.

Joseph Gallo Farms

Microgy has signed agreements with Joseph Gallo Farms, referred to as Gallo Farms, pursuant to which Microgy will lease a site from Gallo Farms and construct, own and operate a multi-digester facility to be located at Gallo Farms’ Columbard dairy, one of five diaries owned and operated by Gallo Farms, in Atwater, California. The Columbard dairy currently milks approximately 3,100 cows. Throughout the term of the agreements, Gallo Farms is obligated to supply Microgy with all of the manure produced by the Columbard dairy for digestion in Microgy’s facility for the production of biogas. Furthermore, Gallo Farms is obligated to purchase the full design output of biogas from Microgy’s digester, which Gallo Farms intends to use to replace propane currently used to fuel two boilers in its cheese manufacturing facility. Microgy retains the rights to all renewable energy credits, pollution credits, greenhouse gas credits, and similar credits and incentives associated with the production of biogas from the facility, whereas Gallo Farms retains the rights to all similar benefits associated with the use of the biogas. The agreements between Microgy and Gallo Farms have a term of 20 years from the date of commencement of delivery of biogas by the facility. Completion of the Gallo-Columbard project remains subject to the securing of additional financing by us or Microgy. No commitments for such financing are yet in place. We expect to devote a portion of the proceeds of this offering to the completion of this project and future projects.

Dairyland Power Cooperative

In March 2003, Microgy executed a letter of intent with Dairyland Power Cooperative to create a strategic alliance for the deployment of Microgy’s anaerobic digester systems on dairy and swine farms in Dairyland’s service territory in the Midwest. Under this relationship, Dairyland will purchase the biogas produced from each farmer’s digester for its use in the distributed generation of clean, renewable electricity. Dairyland serves a five state region through member cooperatives in Wisconsin, Minnesota, Iowa, Illinois and Michigan.

To date, Microgy has executed agreements with affiliates of five farms for the construction of Microgy’s systems: Wild Rose Dairy, Five Star Dairy, Norswiss Dairy, Daley Farms Dairy and Bach Farms. Under the initial Dairyland projects, Microgy acts as a general contractor, designing and building an anaerobic digester system, which it sells to the farm, and a generator, which it sells to Dairyland. Dairyland and the farm are then parties to a biogas supply agreement, where the farm sells the biogas it generates to Dairyland on a “take or pay” basis, which Dairyland then uses to generate electricity to suit its own needs. Microgy is providing the construction financing for the digester portion of these first projects, with such financing repaid solely by recourse to the revenues received by the farms from the sale of biogas to Dairyland, and is paying for licensing fees, construction, permitting, engineering, and other general expenses related to the projects. Microgy has completed construction of the systems at the Five Star Dairy facility in Elk Mound, Wisconsin and at the Wild Rose Dairy in LaFarge, Wisconsin. In addition, Microgy is nearing the completion of construction at the system at the Norswiss Dairy in Rice Lake, Wisconsin. Microgy is currently evaluating the timing of the start of construction on the facilities at Daley Farms and Bach Farms.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Six and Three Months Ended June 30, 2005 and 2004—Microgy” appearing elsewhere in this prospectus for more information regarding the commercial terms and operating costs associated with the first projects under our relationship with Dairyland.

Other Agreements

We have signed memoranda of understanding or project development agreements with The Scoular Company, the Vermont Public Power Supply Authority and, in California, the Lodi Electric Utility, and the Merced Irrigation District and Gallo Farms, to develop projects based on Microgy’s proprietary anaerobic digestion technology. All of these agreements are non-binding and the actual development and completion of any projects under these agreements may not occur.

Microgy’s Project Development Models

Microgy’s business model includes the development, construction and operation of projects that Microgy expects to own, either on its own or with one or more financial or operational partners. The Huckabay Ridge and Gallo-Columbard projects are examples of this model. Microgy refers to this development model as the ownership model. Microgy also develops, constructs and operates projects that are sold to third parties, such as the first three Dairyland projects. Microgy refers to this development model as the sales model. Microgy is focusing its development efforts principally on the ownership model.

The table below sets forth Microgy’s estimate of the effect of economies of scale on project returns under the ownership model. Dollar figures are in thousands. All financial and rate of return figures set forth below are estimates only, based on a hypothetical project wholly owned by Microgy consisting of the applicable number of digesters per 1,000 cows and assuming a gas price of $7.00 per MMBTU, and should not be taken as indicative of the results to be achieved by any current or future project.

Number of digesters	1	4	8
Revenues	$441	$2,142	$4,597
EBITDA	$276	$1,472	$2,687
Unleveraged 15-year pre-tax return	15%	25%	28%

For projects under the sales model, Microgy expects to operate under a cost-plus reimbursement model, and estimates that it may be able to realize margins of approximately 25% under this model.

The foregoing estimates are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As noted above, these forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially include, but are not limited to: uncertainties involving development-stage companies, difficulties involved in developing and executing a business plan, technological uncertainties, unpredictable developments, including plant outages and repair requirements, the difficulty of estimating construction, development, repair and maintenance costs and timeframes, uncertainties relating to general economic and industry conditions and uncertainties relating to the amount and rate of growth in construction, operating and other expenses, need for and difficulty in obtaining financing, other factors, including those described in the “Risk Factors” section of this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Buzzard

Buzzard is a subsidiary of our wholly owned subsidiary, EPC Corporation. Buzzard leases the Scrubgrass plant from Scrubgrass Generating Company, L.P. The Scrubgrass plant, located on a 600-acre site in Venango County, Pennsylvania, is an approximately 83 megawatt waste coal-fired electric generating station. The following table describes the current key participants in the Buzzard plant and their relationship and responsibilities:

ENTITY	RELATIONSHIP
Environmental Power Corporation	Parent of EPC Corporation
EPC Corporation	Current owner of Buzzard Power Corporation
Buzzard Power Corporation	Holds the lease rights to the Scrubgrass Plant and all principal project agreements
Scrubgrass Generating Company, L.P.	Owner and lessor of the Scrubgrass Plant
U.S Operating Services Company	Operator of the Scrubgrass Plant
Power Services Company	Manages business activities of the Scrubgrass Plant
Pennsylvania Electric Company, or PENELEC	Purchases energy from the Scrubgrass Plant
Falcon Power Corporation (“Falcon”)	General and Limited Partner of Lessor
Scrubgrass Power Corporation (“SPC”)	General Partner of Lessor
Cogentrix/Scrubgrass, Inc.	General Partner of Lessor
Aspen Scrubgrass Participant, LLC	Limited Partner of Lessor

Buzzard’s lease commenced on June 30, 1994 and provides for a term of 22 years with a renewal option for up to 3 years. Under the lease, Scrubgrass Generating Company assigned to Buzzard all principal project agreements and its rights and obligations under such contracts including the following:

•	power purchase agreement;

•	management services agreement;

•	operating and maintenance agreement;

•	limestone supply agreements;

•	ground lease agreements;

•	fuel agreements;

•	transportation; and

•	materials handling agreements.

We have pledged Buzzard’s common stock to the Scrubgrass Generating Company as security for Buzzard’s performance of its obligations as lessee. PG&E National Energy Group, a wholly owned indirect subsidiary of NEGT, Inc., which in turn is owned by a diversified group of banks and other financial institutions, manages the Scrubgrass plant under a Management Services Agreement.

U.S. Operating Services Company operates the Facility pursuant to a 15-year operating and maintenance agreement. Under the terms of this agreement, the U.S. Operating Services can incur a liability not to exceed its management fee if it does not achieve certain targeted output performance levels.

Buzzard sells all of its electric output to Pennsylvania Electric Company, known as Penelec, a subsidiary of FirstEnergy Group, under a 25-year power sales agreement, which commenced in June 1993. Under this contract, except for amounts sold above certain hourly and annual limits, all power is sold at fixed rates that initially averaged 4.68 cents per kilowatt hour and escalate by 5% annually through 2004. For years 2005 through 2012, the agreement provides for a rate equal to the greater of a scheduled rate, as adjusted to reflect actual inflation during the contract term compared to the prior 5% annual adjustment, or a rate based on the PJM Billing Rate.

The PJM Billing Rate is the monthly average of the hourly rates for purchases by the FirstEnergy Group from, or sale to, the Pennsylvania-New Jersey-Maryland Interconnection. For years 2013 through 2015 and 2016 through 2018, if Buzzard exercises the renewal term option, terms of the power purchase agreement applicable during these prospective periods will apply. The agreement provides for a rate equal to the lower of the average monthly PJM Billing Rate or the rate paid for calendar year 2012 adjusted annually by the percentage change in the Gross National Product Deflator less one percent.

Buzzard deposits all revenues earned under the power sales agreement into an account administered by a disbursement agent. Before Buzzard can receive cash from the operation of the Scrubgrass plant, Buzzard must first satisfy all operating expenses, base lease payments, restricted cash deposits, and other subordinated obligations. Buzzard’s base lease payments consist of Scrubgrass Generating Company’s debt service, equity repayment, base return on equity and related expenses. Buzzard must also pay to Scrubgrass Generating Company additional rent of 50% of the net cash flows Buzzard receives from the operation of the Scrubgrass plant. We are not required to fund Buzzard’s operating losses, or otherwise invest further from sources outside of the Scrubgrass plant.

The debt obligations for Scrubgrass Generating Company and Buzzard are described below:

Description of the Obligation	Balance at June 30, 2005	Balance at December 31, 2004	Interest Rate
Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	133,340,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	2,093,000	3,588,000	7.6725%

TOTAL	135,433,000	139,188,000

Buzzard’s debt obligations (maturity):
Working capital loan (2008)	902,000	2,653,000	LIBOR + 1.250%

TOTAL	902,000	2,653,000

Scrubgrass Generating Company or Buzzard pays interest on these obligations at either quoted rates for tax-exempt debt, rates fixed by swap agreements for taxable debt, or rates for taxable debt which are based on the London Interbank Offering Rate, or LIBOR. On December 22, 1995, Scrubgrass Generating Company entered into an interest rate swap arrangement that fixed the LIBOR component for the life of its swap rate term loan at 6.4225%. As a result, the interest rate for the swap rate term loan was fixed at 7.5475% through 2001 and at 7.6725% for its remaining term. This swap rate term loan and the other lease obligations of Buzzard are not debt obligations of Buzzard and are not recorded on our balance sheets.

Under the terms of the loan agreements, Buzzard is subject to various customary financial and operating covenants, with the most critical being debt service coverage. It is required to maintain a 1.20 coverage ratio defined as all cash from revenues minus all operating expenses divided by principal and interest payments. As of December 31, 2004 and 2003, we were in compliance with all such covenants.

The Environmental Protection Agency and the Pennsylvania Department of Environmental Protection granted Nitrogen Oxide Ozone Transport Region Budget Allowances, or NOx Credits, to Buzzard based on factors that primarily pertain to the design and operation of the Scrubgrass plant. Buzzard is required annually to maintain NOx Credits that equal or exceed the quantity of its nitrogen oxide emissions during a seasonal period known as an ozone season. If the Scrubgrass plant’s nitrogen oxide emissions exceed its available NOx Credits, Buzzard would be subject to fines by such agencies. During 1999, Buzzard installed machinery, costing $811,568, which has significantly reduced its nitrogen oxide emissions. Accordingly, we anticipate that Buzzard may not require a portion of its future NOx Credits to comply with the applicable regulations. NOx Credits are transferable and marketable. Buzzard has sold and may sell, from time to time, its projected excess NOx Credits or purchase additional NOx credits that are necessary to meet the applicable regulations. To date, we have entered into several agreements to sell and purchase, when necessary, NOx credits. We received net proceeds from these NOx Credit transactions of $0 in 2004, $0 in 2003, and $2,428,200 in 2002, which were reported as other income in our accompanying consolidated financial statements. The sale in 2002 was for NOx emission credits for the 2002 through 2007 ozone seasons.

Our wholly owned subsidiary, EPC Corporation, holds our investment in Buzzard as its sole asset. In September 2003, EPC Corporation obtained a $3,700,000 loan from an affiliate of ArcLight Energy Partners Fund I, L.P. This debt is secured by the stock of EPC Corporation. This loan incurs a 20% interest rate. All distributions from Buzzard are required to be used to repay this note. As an incentive fee for providing this note, we have also granted to ArcLight a participation right in a portion of the future distributions of Buzzard after the note has been repaid. ArcLight will receive half of the distributions after the note has been repaid in full and after EPC Corporation alone receives a total of $1,400,000 of distributions. This participation right will end on December 31, 2012. We are required to make payments only when we receive distributions. Any unpaid interest by the 15th of any month will be accrued and rolled into the principal. Nevertheless, we are required to make at least one payment of any amount within a 24-month period. As of the date of this filing, we have satisfied this requirement for the next 23 months.

Competition

Microgy

Microgy plans to generate revenue from the development, sale, and ownership of facilities that market renewable, “green” energy in addition to providing pollution control features to the agricultural markets. In the energy market, its competitors include traditional regulated utilities, unregulated subsidiaries of regulated utilities, energy brokers and traders, energy service companies in the development and operation of energy-producing projects as well as the marketers of electrical energy, equipment suppliers, providers of pollution control products or services, and other non-utility generators.

Microgy’s “green” competitors include other energy producers using biomass combustion, biomass anaerobic digestion, geothermal, solar, wind, new hydro and other renewable sources. These companies represent a significant class of competitors because they will compete with Microgy not only for electricity sales but also for sale of “green tags” and participation in various renewable portfolios and other programs.

In the agricultural markets, Microgy faces many forms of competition from other providers of pollution control. The most significant among these entities may include environmental engineers, providers of pollution control systems, and other developers of anaerobic digesters. Competition includes private companies, public companies, associations, cooperatives, government programs, such as AgStar, foreign companies, and educational pilot programs.

There are many companies that offer anaerobic digester systems. We believe that at least 60 companies offer complete systems or components to these systems in the U.S. market. Although we are unaware of any competitors pursuing a business strategy similar to Microgy’s, a number of competitors have more mature businesses and have successfully installed anaerobic digester systems in the United States.

Buzzard

Buzzard generates electricity using waste coal, an alternative energy source. Buzzard sells all of its electricity at rates established under a long-term power purchase agreement. With the exception of the risk that Penelec would seek and achieve judicial determination that it has a right to renegotiate the terms of the power purchase agreement, the sale of power from our existing facility is not subject to competition during the term of the power purchase agreement. However, because our contracted rates in the later years of the agreement are determined with reference to the Gross National Product Deflator, or GNPD, and future market conditions at the PJM western hub, the rate at which such power is sold after 2004 is influenced by competitive power rates in the region. Therefore, low wholesale energy rates during the later years of the power purchase agreement would adversely affect our profitability and could affect our results of operations and financial position.

Environmental Regulation

Our present and any future projects are and will be subject to various federal, state and local regulations pertaining to the protection of the environment, primarily in the areas of water and air pollution and waste management. Microgy intends to build plants in various states. These facilities will be subject to federal, state and local regulatory requirements in all the locations where they may operate.

In many cases, these regulations require a lengthy and complex process of obtaining and maintaining licenses, permits and approvals from federal, state and local agencies. We also have and will have significant administrative responsibilities to monitor our compliance with the regulations. As regulations are enacted or adopted in any of these jurisdictions, we cannot predict the effect of compliance therewith on our business. Our failure to comply with all new applicable requirements could require modifications to operating facilities. During periods of non-compliance, our operating facilities may be forced to shutdown until the compliance issues are resolved. We are responsible for ensuring the compliance of our facilities with all the applicable requirements and, accordingly, we attempt to minimize these risks by dealing with reputable contractors and using appropriate technology to measure compliance with the applicable standards. The cost of environmental regulation does and will continue to affect our profitability.

Microgy

Depending on the location of each individual plant, the federal Clean Water Act and state implementation plans of the federal Clean Air Act as described below, as well as other state and local laws, may apply to Microgy’s projects. The state permitting process could involve lengthy delays and the purchase of offsets in order to counter-balance emissions.

The primary federal law affecting manure management on animal operations is the Clean Water Act, under which the National Pollutant Discharge Elimination System, or NPDES, program covers concentrated AFOs. Federal NPDES permits may be issued by the EPA or any state authorized by the EPA to implement the NPDES program. The EPA has certified 45 states to issue their own NPDES permits. Furthermore, in December 2002, the EPA issued new rules to regulate manure run-off on farms, one of the nation’s leading causes of water pollution. The new rules apply to an estimated 15,500 livestock operations across the country. These farms will need to obtain permits, submit an annual report, and develop and follow a plan that will ensure that measures are being instituted to minimize runoff from wastewater and manure. We believe that these requirements represent a significant opportunity for Microgy, insofar as a Microgy anaerobic digester system can play a useful role in any animal waste management program.

Microgy’s facilities may, in some cases, be considered distributed generation sites. Under the federal Clean Air Act, each distributed generation site with an installed reciprocating engine and generator is regulated under a state implementation plan developed in accordance with the Clean Air Act rules and regulations. The engine emissions at each site will be covered under a general statewide permit or a point source permit. In most regions, the engine emissions are considered a minor point source for both the general and specific permit, and no other emission control devices are required. However, in areas with air quality problems, such as California, more stringent regulatory requirements may apply. The engine emissions may be subject to additional state regulations not contained in a state’s implementation plan.

Buzzard

Buzzard’s Scrubgrass facility is subject to air quality regulations under the Clean Air Act. The Clean Air Act established air quality standards for certain pollutants including ozone, sulfur dioxide, nitrogen dioxide, particulate matter, carbon monoxide and lead. Title I of the Clean Air Act established the Northeast Ozone Transport Region, which includes 12 northeast states and the District of Columbia, to address the concentration of these pollutants in the Northeast. Ozone control is facilitated by the control of pollutant precursors, which are nitrogen oxides, or NOx, and volatile organic compounds. Certain electric generating facilities that use fossil fuels, including the Scrubgrass plant, are considered major sources of NOx emissions.

In recent years, the Pennsylvania Department of Environmental Protection, or PA DEP, established regulations that required reductions in NOx emissions. To administer these regulations, the PA DEP began allocating NOx allowances, referred to as NOx Credits, to certain facilities. A market-based trading system was established to allow companies with excess NOx Credits to trade with companies that required additional NOx Credits to meet the stricter requirements. The Scrubgrass plant, as a result of the efficiency of its original design and recent upgrades, meets the strictest emissions requirements. As a result, Buzzard has been able to benefit from the sale of NOx Credits. To date, we have sold credits through 2007 in anticipation of meeting the air quality standards for sulfur dioxide, nitrogen dioxide, particulate matter, carbon monoxide and lead during this period.

The Scrubgrass plant must also comply with various environmental regulations pertaining to water discharge as well as the handling and disposal of hazardous and non-hazardous wastes. Currently, the Scrubgrass plant employs special handling procedures for the transportation of its fuel, which is classified as a waste, from the waste sites to the Scrubgrass plant. Ash, which is a byproduct of the waste-coal combustion process, is removed from the Scrubgrass facility and returned to the original waste site, which is reclaimed in part by deposit of the ash along with the soil. Under existing regulations, ash is not classified as a hazardous waste. However, various environmental organizations have recently been lobbying for changes to the applicable regulations for the classification of ash. If there are changes to the waste classification of ash, our ash disposal costs may significantly increase, which could have material adverse affect on our results of operations and financial position.

Energy Regulation

As participants in the energy marketplace, Microgy, Buzzard and the facilities they own and operate are and will continue to be affected by the complex matrix of federal and state regulation of the energy sector, including the federal Public Utility Regulatory Policies Act, the Public Utility Holding Company Act until its prospective repeal in 2006, the Federal Power Act and the regulation and oversight of state public utility commissions. Each of these areas is discussed in more detail below.

Public Utility Regulatory Policies Act

The Public Utility Regulatory Policies Act of 1978, or PURPA, and the regulations under PURPA promulgated by the Federal Energy Regulatory Commission, or FERC, have provided incentives for the development of cogeneration facilities and small power production facilities, which are power projects that use renewable fuels, generally have a capacity of less than 80 megawatts and meet certain ownership requirements. In general, PURPA requires utilities to purchase electricity produced by facilities using alternative fuels or from cogeneration facilities that meet the FERC’s requirements for certification as qualifying facilities, or QFs. The Energy Policy Act of 2005 recently eliminated this purchase requirement with respect to new contracts.

PURPA provides two primary benefits to QFs. First, QFs generally are exempt from compliance with extensive federal and state regulations that control the financial structure of an electric generating plant and the prices and terms on which electricity may be sold by the plant. Such regulations include the Federal Power Act, or FPA. Second, electric utilities are required to purchase electricity generated by QFs at a price that does not exceed the purchasing utility’s “avoided cost” and to sell back-up power to the QFs on a non-discriminatory basis. The term “avoided cost” is defined generally as the price at which the utility could purchase or produce the same amount of power from sources other than the QF. FERC regulations also permit QFs and utilities to negotiate agreements for utility purchases of power at rates other than the utilities’ avoided costs. While public utilities are not explicitly required by PURPA to enter into long-term power sales agreements, PURPA, as implemented in many states, has helped to create a regulatory environment in which it has been common for long-term agreements to be negotiated.

In order to obtain QF status under PURPA, any facilities that we might acquire or develop will be required to meet certain size and fuel requirements and/or co-generate. Specifically, a cogeneration facility must produce not only electricity, but also useful thermal energy for use in an industrial or commercial process for heating or cooling applications, while meeting certain energy efficiency standards. With respect to small power production facilities, there is generally no size limit, and the primary energy source of the facility must be biomass, waste, renewable resources, geothermal resources, or any combination thereof.

Our Scrubgrass plant is certified as a QF by the FERC. In addition, we believe that some of the facilities we would build or develop using Microgy’s licensed technology would also meet the qualifications required to be a QF. We endeavor to develop our projects and monitor compliance of existing projects with applicable regulations in a manner that minimizes the risks of any project losing its QF status. However, if a facility in which we have an interest should lose its status as a QF, the project would no longer be entitled to the exemptions from the FPA. Loss of QF status, among other things, could trigger certain rights of termination under the facility’s power sales agreement, the acceleration of indebtedness related to the facility, could subject the facility to rate regulation as a public utility under the FPA and state law.

Federal Power Act

Under the FPA, FERC is authorized to regulate the transmission of electric energy and the sale of electric energy at wholesale in interstate commerce. FERC regulation under the FPA includes approval of the disposition of generation facilities, jurisdictional utility property, authorization of the issuance of securities by public utilities, regulation of the rates, terms and conditions for the transmission or sale of electric energy at wholesale in interstate commerce, the regulation of interlocking corporate directors, officers, and officials, and a uniform system of accounts and reporting requirements for public utilities.

FERC regulations provide that a QF is exempt from regulation under many of the foregoing provisions of the FPA. However, QFs remain subject to limited FPA regulation concerning interconnection authority, transmission authority, transmission rates, information requirements, and emergency provisions. However, many of the regulations that customarily apply to traditional public utilities have been waived or relaxed by FERC for power marketers, companies that were exempt wholesale generators, or EWGs, prior to the repeal of the Public Utility Holding Company Act of 1935, and other non-traditional utilities that have demonstrated that they lack market power in the region in which they are located. Such companies are often granted authorization to charge market-based rates, blanket authority to issue securities, and waivers of FERC’s requirements pertaining to accounts, reports and interlocking corporate directors, officers, and officials.

State Regulation

State public utility commissions, or PUCs, have historically had broad authority to regulate both the rates charged by, and the financial activities of, electric utilities operating in their states and to promulgate regulations for implementing PURPA. Because a power sales agreement generally is incorporated into a utility’s cost structure and its retail rates, power sales agreements with power producers, such as EWGs and QFs, are potentially subject to state regulatory scrutiny, including the process in which the utility has entered into the power sales agreement. Furthermore, independent power producers that are not QFs or EWGs are considered to be public utilities in many states. As such, these entities would be subject to broad regulation by a PUC, ranging from certificates of public convenience and necessity to regulation of organizational structure, accounting, and financial and other matters. In addition, because QF contracts are sometimes at rates that exceed current market rates for electricity, state PUCs sometimes encourage their regulated utilities to take certain actions to reduce the difference between the market price and the contract price. Such actions can include efforts to renegotiate or restructure the contracts, litigation or termination. States may also assert jurisdiction over the siting and construction of electric generating facilities including that associated with QFs and EWGs. States may further assert jurisdiction, with the exception of QFs, over the issuance of securities and the disposition, sale, or transfer of assets by these electric generation facilities. PUCs, pursuant to state legislative authority, may also have jurisdiction over how new federal initiatives associated with power production are implemented in each state. The actual scope of jurisdiction over independent power projects by state public utility regulatory commissions varies from state to state.

Employees

As of September 30, 2005, we had 31 employees, including executive officers and other marketing, finance, engineering and administrative personnel. None of our employees is represented by a collective bargaining agreement, and we consider our relations with our employees to be good.

Facilities

Buzzard leases the Scrubgrass facility, which is an approximately 83 megawatt waste coal-fired electric generating facility located on approximately 600 acres in Venango County, Pennsylvania. The principal terms of the lease are described under the heading “Business—Buzzard” in this prospectus.

We lease 2,818 square feet of office space for our corporate headquarters in Portsmouth, New Hampshire under a five-year lease that commenced on March 1, 2002 with monthly payments of $5,520. On March 25, 2005, we entered into a two-year lease for an additional 1,860 square feet of office space in the same building providing for monthly payments of $3,580.

We lease office space at 555 Fifth Avenue, New York, New York. The lease term runs until May 31, 2006 and has monthly payments of $3,300.

Microgy is a tenant-at-will for office space located in Colorado and Wisconsin with aggregate rents of $1,545 per month.

Microgy expects to lease approximately seventy-two acres of land in Erath County, Texas for a nominal rent from MST Estates LLC, a limited liability company of which Microgy and South-Tex own 60% and 40%, respectively, of the outstanding membership interests and share equal control. MST Estates LLC currently owns this land. This lease is expected to have a term of approximately 35 years. Microgy has begun construction on the Huckabay Ridge project on the land that will be subject to this lease.

Microgy leases approximately two acres of land in Atwater, California for a nominal rent from Gallo Farms. The lease has a term of approximately 20 years. Microgy is currently seeking permitting for the Gallo-Columbard project, which Microgy intends to construct on the land that is subject to this lease.

Legal Proceedings

We are currently not involved in any material legal proceedings.

MANAGEMENT

Executive Officers and Non-Employee Directors

The following tables show information regarding executive officers and non-employee directors of Environmental Power Corporation. We believe that each of our non-employee directors, other than Mr. Kessner, is “independent” within the meaning of applicable rules and regulations of the Securities and Exchange Commission and the American Stock Exchange.

Executive Officers

Name	Age	Title
Joseph E. Cresci	63	Chairman of the Board of Directors and Secretary

Kamlesh R. Tejwani	45	President, Chief Executive Officer and Director

Donald A. (Andy) Livingston	62	Executive Vice President and Director

John F. O’Neill	48	Chief Financial Officer and Treasurer

Randall L. Hull	54	President, Microgy, Inc.

Non-Employee Directors

Name	Age	Title
John R. Cooper	57	President, Finance and Energy Advisory Services, LLC

Jessie J. Knight, Jr.	54	President and CEO, San Diego Regional Chamber of Commerce and Executive Vice President of Navillus Associates, LLC

August Schumacher, Jr.	65	Managing Director, SJH & Co.

Robert I. Weisberg	58	President and Chief Executive Officer, Alco Financial Services, LLC

Lon Hatamiya	46	Director, LEGC, LLC

Steven Kessner	52	Chairman and President, The R.E. Group

Executive Officers

Joseph E. Cresci is a founder of our company and has served as our Chairman since inception in 1982 and as Chief Executive Officer from 1982 to July 2003. Previously, Mr. Cresci had held other senior management positions including CEO/Owner of a distribution business and President/COO of a subsidiary of a New York Stock Exchange listed company. Mr. Cresci holds an A.B. degree from Princeton University and a law degree from Cornell Law School and was a member of the Pennsylvania and Massachusetts bars. Currently, Mr. Cresci is a member of the Boards of Trustees of the Wang Center for the Performing Arts and the Commonwealth Shakespeare Company and is an overseer of the Boston Lyric Opera and Huntington Theater Company, all in Boston, Massachusetts.

Kamlesh R. Tejwani became our President and Chief Executive Officer effective July 3, 2003. Mr. Tejwani served as President of Target Capital Corporation, a private equity firm, from May 1996 to June 2003. His responsibilities included structuring and implementing investments for an offshore investment fund and assisting operating companies in operational and strategic planning. From April 1990 until December 1995, he served as the Chairman and Chief Executive Officer of Air-Cure Technologies, Inc., a manufacturer and marketer of air pollution control systems.

Donald A. (Andy) Livingston is a director and a founder of our company and has served as our Executive Vice President since inception and as our President and Chief Operating Officer from September 1991 to July 2003. In addition, he served as President and Chief Operating Officer of Microgy from July 2002 until June

2005. Mr. Livingston was previously President and Chief Executive Officer of Green Mountain Outfitters, Inc., a manufacturer and distributor of industrial plastic parts. He has also been a partner in a financial services firm, Capital Resources, Inc., where he was involved in obtaining debt and equity funds.

John F. O’Neill has been our Chief Financial Officer and Treasurer since July 1, 2005. From September 2002 to February 2004, Mr. O’Neill was Vice President, Finance, Chief Financial Officer and Treasurer of Constellation NewEnergy, a leading competitive supplier of electricity, natural gas and energy-related services to over 7,000 commercial and industrial customers throughout North America. From February 2000 until September 2002, Mr. O’Neill first served as Chief Financial Officer of the East Region of AES NewEnergy and subsequently Vice President of Finance/Chief Financial Officer of AES NewEnergy. From 1997 to October 1999 and from March 2004 through June 2005, Mr. O’Neill was a principal of EGB Consulting, Inc., a consulting firm providing advice on mergers, acquisitions, business sales, turnaround management and recapitalizations, where he served as an outsourced chief financial officer for several clients, including serving in this capacity for National Energy Choice, an energy aggregation company of which Mr. O’Neill later became a partner. Mr. O’Neill was a certified public accountant with KPMG Peat Marwick LLP (now KMPG LLP) from 1983 to 1996, attaining the position of Senior Manager. Mr. O’Neill holds a B.S. in Accounting from Bentley College.

Randall L. Hull has been President and Chief Operating Officer of Microgy since July 1, 2005. From July 2004 through June 2005, Mr. Hull was a Senior Marketing Strategy/Sales Effectiveness Consultant with Prime Resource Group, a consulting firm. From 1988 through June 2004, Mr. Hull held several management and executive leadership positions with various subsidiaries of BOC Gases, a leading global industrial gases, vacuum technologies and distribution services company, including serving as: Vice President, Industrial Water Outsourcing of BOC’s subsidiary, Environmental Management Corp., a water services company, from 2003 to June 2004; Vice President and General Manager, Major Customer Group for BOC Gases, from 2000 to 2003; and Vice President and General Manager, Central Region for BOC Gases—U.S., from 1997 to 2000. Mr. Hull holds a B.S. in mechanical engineering from Lehigh University and an MBA from Harvard University.

Non-Employee Directors

John R. Cooper has been a director since 2003. Since 2002, he has been President of Finance of Energy Advisory Services, LLC, a financial structuring and energy consulting group. Until 2002, Mr. Cooper was a founding member of the management team at PG&E’s National Energy Group (and predecessor companies). As Senior Vice President—Finance, Treasurer and Principal Financial Officer, he oversaw all aspects of structuring and arranging financing for National Energy Group’s projects, energy trading operations, mergers and acquisitions and equity sell-downs, and was responsible for all corporate finance, treasury and insurance activities. Previously, he spent eight years with Bechtel Financing Services, Inc., where he was responsible for structuring and arranging financing for large infrastructure and energy projects. He spent three years as chief financial officer of a European oil, shipping, banking and venture capital group in Geneva, Switzerland. He is a former member of the Board of Directors of Criimi Mae, a commercial mortgage-backed securities investment company, and is currently an Advisory Director of Republic Financial Corporation, and advisory director of EC3 Advisors, LLC, manager of the InvestLinc Energy Capital3 Fund. He is also a founding principal of Ocean Renewable Power Company, LLC. Mr. Cooper holds a bachelor’s degree from Trinity College (Connecticut), a master’s degree in development economics and international studies from the Johns Hopkins Nitze School of Advanced International Studies, and a master’s degree in finance from the Kellogg Graduate School of Management at Northwestern University.

Jessie J. Knight, Jr. has been a director since 2002. Since 1998, Mr. Knight has been the President and Chief Executive Officer of the San Diego Regional Chamber of Commerce. From 1993 through 1998, under Governor Pete Wilson, Mr. Knight served as Commissioner of the California Public Utilities Commission, responsible for regulatory oversight of the electric, gas, telecommunications and transportation industries of the state. Mr. Knight was the Vice President of Marketing for the San Francisco Chronicle and San Francisco

Examiner newspapers for seven years. He spent ten years in senior management positions in finance and marketing for Castle & Cooke Foods in its domestic and Latin American operations. In its largest subsidiary and now a private company, the Dole Foods Company, he spent five years in senior marketing positions and as Director of Marketing for its U.S. and Canadian canned pineapple and juice businesses. Mr. Knight serves on the boards of the San Diego Padres Baseball Club, Alaska Airlines, and Avista Corporation. He was former Vice Chairman of the World Affairs Council of California and is a standing member of the Council on Foreign Relations. Mr. Knight is a graduate of St. Louis University, a fellow of the University of Madrid and has a masters degree in business administration from the University of Wisconsin, Madison.

August Schumacher, Jr. has been a director since 2002. Mr. Schumacher served as the third-highest ranking official in the United States Department of Agriculture in the Farm and Foreign Agricultural Service from 1997 to 2001. During this time, he was also President of the USDA’s Commodity Credit Corporation. Prior to his appointment, he directed the Department’s Foreign Agricultural Service. Earlier, Mr. Schumacher was the Senior Agricultural Project Manager for World Bank and also served as the Commissioner of Food and Agriculture for the Commonwealth of Massachusetts. He also serves as a consultant for W.K.K. Kellogg Foundation and, since 2001, has directed the Washington office of the SJH and Company of Boston, Massachusetts, a consulting firm.

Robert I. Weisberg has been a director since 1994. He is President and Chief Executive Officer of Alco Financial Services, LLC, a commercial asset-based lending company, and Chairman and CEO of Oceans Casino Cruises, Inc., an operator of casino cruise ships. He was the former President and Chief Executive Officer of Pro-Care Financial Group, Inc., and has held the positions of President and CEO of Fleet Credit Corporation and Executive Vice-President of Fleet Financial Group. A graduate of Northeastern University, he received the Executive Award from a joint program sponsored by Williams College and the Harvard Graduate School of Business. Past Chairman and President of the Commercial Finance Association, he is presently a member of the Commercial Finance Association’s Education Foundation. Mr. Weisberg is a trustee of the Monterey Mutual Fund, and has served on numerous other public, corporate and non-profit community boards. He is a Governing Member of the Reed Union School Board and Chair of Fundraising.

Lon Hatamiya has been a director since August 2005. He has been a Director of LEGC, LLC, an international expert consulting firm serving businesses and public agencies specializing in economic analysis and development, intellectual property valuation, international trade and related matters, since January 2004. From December 2003 to March 2004, he was an advisor to Declare Yourself, a non-profit, non-partisan organization focused on motivating young voters. From January 1999 to November 2003, Mr. Hatamiya was Secretary of the State of California’s Technology, Trade and Commerce Agency and Chairman of the Board of the California Infrastructure and Economic Development Bank. From September 1993 to January 1999, Mr. Hatamiya held various positions in the United States Department of Agriculture, including Vice President of the Credit Commodity Corporation, and Administrator of the Agricultural Marketing Service and the Foreign Agricultural Service. He also practiced law with the international firm of Orrick, Herrington and Sutcliffe. Mr. Hatamiya holds a B.A. in Economics from Harvard University, an M.B.A. in International Business and Entrepreneurial Studies from the UCLA Anderson Graduate School of Management, and a J.D. from the UCLA School of Law.

Steven Kessner has been a director since August 2005. He has been the Chairman of the Board and President of The R.E. Group since 1981. In this capacity, Mr. Kessner has overseen the management and operation of the various real estate holding companies and construction and management companies of which The R.E. Group is the parent, which together own and manage approximately sixty multi-family and commercial buildings in Manhattan comprised of almost 1,400 units and 100,000 square feet of commercial space and are focused on further commercial development. Mr. Kessner holds a B.S. in Economics from Dartmouth College.

Key Employees

The following table shows information regarding key employees of Environmental Power and Microgy:

Name	Age	Title
Albert R. Morales	37	Executive Vice President, Environmental Power Corporation
Daniel J. Eastman	48	Senior Vice President for Business Development, Microgy, Inc.
Jeff Dasovich	43	Vice President of West Coast Operations, Microgy, Inc.
Clay G. Walton	51	Vice President of Project Operations, Microgy, Inc.
Steven J. Brunner	38	Vice President of Engineering, Microgy, Inc.

Albert R. Morales was Microgy’s Executive Vice-President and Chief Operating Officer from May 2004 to July 2005, and has been an Executive Vice President of Environmental Power Corporation since July 2005. Before joining Microgy, Mr. Morales was a Vice President at Latona Associates, a private merchant bank, where he exercised a broad range of responsibilities for a $500,000,000 portfolio of businesses. At Latona, Mr. Morales was responsible for monitoring the performance of portfolio companies, overseeing critical project operations and maintaining an active corporate development program. Previously, Mr. Morales was an investment banker in the Industrial Manufacturing Group of ING Barings Furman Selz, providing advisory and capital-raising services to clients in the industrial sector. Mr. Morales began his career as a corporate attorney in the New York offices of Gibson, Dunn & Crutcher, where he participated in a variety of mergers and acquisitions and corporate finance transactions for clients in a broad range of industries. Mr. Morales graduated from Cornell University with a B.A. in economics, received a J.D. from Columbia Law School where he was a member of the Board of Editors of the Columbia Law Review, and received his M.B.A. from Columbia Business School.

Daniel J. Eastman has been Microgy’s Senior Vice-President for Business Development since October 1999. Prior to joining Microgy, Mr. Eastman was actively involved as a venture capitalist in funding small technology companies as a principal of the Milwaukee-based investment fund, Iron Block Partners, LLC. He has served both as a commissioner on the Wisconsin Public Service Commission and as the Securities Commissioner for the State of Wisconsin. Mr. Eastman also served as Executive Assistant to the Secretary of the Wisconsin Department of Commerce where he administered the Wisconsin Economic Development Fund. Prior to his public service, Mr. Eastman practiced law in Milwaukee where he specialized in securities regulation and corporate mergers and acquisitions. He holds a B.B.A. and an M.A. degree in economics from the University of Wisconsin, Milwaukee and a law degree from Franklin Pierce Law Center in New Hampshire.

Jeff Dasovich has been Microgy’s Vice President of West Coast Operations since September 2003. During 2002-2003, Mr. Dasovich served as senior director at a multi-national bank, where he assisted senior bank management in setting up a new business unit focused on electricity and natural gas trading and sales. From 1997 to 2001, Mr. Dasovich was senior director at a major energy company, where his responsibilities included policy and strategy development, development of power projects, sales of electricity and natural gas, and business development. From 1996 to 1997, he was Managing Consultant at the Law and Economics Consulting Group, where he advised Fortune 500 telecommunications and energy companies on industry deregulation and corporate strategy. Previously, Mr. Dasovich served as senior strategic planner at the California Public Utilities Commission, during which time he advised the Commission’s gubernatorial appointees on restructuring California’s telecommunications, electricity and natural gas industries. Mr. Dasovich received a Masters of Business Administration, a Masters of Public Policy, and Bachelors of Arts degrees in both Physical Science and French Literature, all from the University of California, Berkeley.

Clay G. Walton has been Microgy’s Vice President of Project Operations since October 2000. Mr. Walton is a Registered Professional Engineer, Registered Environmental Manager, Member of the American Society of Mechanical Engineers and a Reviewer of Technical Papers, ASME Solid Waste Processing Division. He has over twenty years of experience in engineering design, project management and team leadership with emphasis on waste heat recovery systems, electrical generation, air pollution control systems, hazardous wastes, thermal processes, landfills, water and waste water treatment systems. Mr. Walton has a B.S. degree in Mechanical Engineering from University of Oklahoma and an M.S. degree in Environmental Engineering from the Colorado School of Mines.

Steven J. Brunner has been Microgy’s Vice President of Engineering since March 1999. Mr. Brunner has 15 years of professional experience in the utility, energy conservation, waste management, and environmental fields. His career has spanned a number of positions including work for the South Coast Air Quality Management District (SCAQMD), the East Bay Conservation Corps, Real Goods Trading Company, Ecotope, Inc., Idaho Power Company and LightForms. Mr. Brunner received his B.A. in Geography modified with Environmental Studies in 1988 from Dartmouth College. He earned a Certificate in Energy Management and Design at Sonoma State University in 1993. In 1996, he received his M.S. in Building Systems Engineering at the University of Colorado, Boulder.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 21,400,000 shares of common stock and 2,000,000 shares of undesignated preferred stock. As of September 30, 2005, there were approximately 7,418,632 shares of our common stock issued and outstanding that were held of record by 335 persons and beneficially by approximately 1,560 persons.

Common Stock

Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting in the election of directors is not authorized.

Holders of outstanding shares of common stock are entitled to those dividends declared by our board of directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the stockholders. Holders of outstanding shares of common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that we may issue additional shares of common stock in the future, the relative interests of the then existing stockholders may be diluted.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and costs associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in our company. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	discouraging, delaying or preventing changes in control or management of our company.

We have no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

American Stock Transfer and Trust Company serves as the transfer agent and registrar for our common stock.

American Stock Exchange

Our common stock is listed for trading on the American Stock Exchange under the symbol “EPG.”

Indemnification

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in our restated certificate of incorporation.

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person acting on our behalf who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

In addition, we maintain insurance on behalf of our directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Finally, we have entered into an indemnification agreement with Joseph E. Cresci and Donald A. Livingston whereby we agree to indemnify these individuals against any loss, liability, cost or other expense that they incur in relation to certain of their activities related to them acting as either fiduciaries or agents of all of our employee welfare benefit plans, employee pension benefit plans and benefit plans.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, or otherwise, pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

UNDERWRITING

We have entered into an underwriting agreement with MDB Capital Group LLC with respect to this offering. Subject to the terms and conditions of the underwriting agreement, MDB Capital Group LLC has agreed to purchase from us all of the shares of common stock issued in this offering.

MDB Capital Group LLC has advised us that it proposes to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriter may offer shares to securities dealers, who may include the underwriter, at that public offering price less a concession of up to $             per share. The underwriter may allow, and those dealers may reallow, a concession to other securities dealers of up to $             per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriter.

We have granted an option to the underwriter to purchase up to 300,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriter may exercise this option only to cover over-allotments made in connection with this offering.

The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is 7% of the public offering price. The following table shows the per share and total underwriting discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by Environmental Power Corporation	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $450,000.

The underwriting agreement provides that we will indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, or to contribute payments that the underwriter may be required to make in respect thereof.

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior consent of MDB Capital Group LLC. This agreement does not apply to any existing employee benefit plans or conversion of outstanding securities and is subject to certain other limited exceptions. Our directors, executive officers and another shareholder have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of MDB Capital Group LLC. MDB Capital Group LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for the underwriter’s own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange or otherwise.

In partial payment of the underwriting expenses that will be incurred in this offering, we have agreed to pay MDB Capital Group LLC a $50,000 advance against its out-of-pocket expenses. This advance will be refunded to the extent the aggregate amount of such advance is greater than the expenses that are actually incurred.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the Securities and Exchange Commission will automatically update this prospectus. Except as specifically set forth below, we incorporate by reference the documents listed below which have been filed with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by our latest Annual Report on Form 10-K:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 31, 2005 (SEC File No. 001-32393);

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, as filed with the SEC on April 29, 2005 (SEC File No. 001-32393);

•	Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, as filed with the SEC on July 18, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated February 2, 2005, as filed with the SEC on February 3, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated March 17, 2005, as filed with the SEC on March 17, 2005 (SEC File No. 001-32393);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 16, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated April 1, 2005, as filed with the SEC on April 4, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated May 5, 2005, as filed with the SEC on May 6, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated June 21, 2005, as filed with the SEC on June 23, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated June 29, 2005, as filed with the SEC on June 30, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated July 13, 2005, as filed with the SEC on July 14, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated July 28, 2005, as filed with the SEC on July 29, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated August 1, 2005, as filed with the SEC on August 2, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated August 11, 2005, as filed with the SEC on August 12, 2005 (SEC File No. 001-32393);

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 12, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated September 6, 2005, as filed with the SEC on September 6, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated September 12, 2005, as filed with the SEC on September 14, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated September 14, 2005, as filed with the SEC on September 16, 2005 (SEC File No. 001-32393);

•	Our Current Report on Form 8-K dated October 7, 2005, as filed with the SEC on October 12, 2005 (SEC File No. 001-32393); and

•	The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on December 21, 2004 (SEC File No. 001-32393).

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference into this prospectus by writing or telephoning us at the following address:

Environmental Power Corporation

One Cate Street, 4th Floor

Portsmouth, New Hampshire 03801

Attention: Chief Financial Officer

Telephone: (603) 431-1780

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement on Form S-2 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated into this prospectus by reference; please see the section above entitled “Documents Incorporated by Reference” for more information. For further information about us and the common stock being offered by this prospectus, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Pierce Atwood LLP, Portsmouth, New Hampshire. Certain legal matters will be passed on for the underwriters by Richardson & Patel, LLP, Los Angeles, California.

EXPERTS

The financial statements as of December 31, 2004 and for the year ended December 31, 2004 and the related financial statement schedule incorporated by reference herein from our Annual Report have been audited by Vitale, Caturano & Company, Ltd. an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and has been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, included and incorporated by reference in this prospectus, and the related financial statement schedule incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENVIRONMENTAL POWER CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Environmental Power Corporation:

We have audited the accompanying consolidated balance sheet of Environmental Power Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2004, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for the year then ended. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing on opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Environmental Power Corporation and subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Vitale, Caturano & Co., Ltd.

Boston, Massachusetts

March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Environmental Power Corporation:

We have audited the accompanying consolidated balance sheet of Environmental Power Corporation and subsidiaries (collectively, the “Company”) as of December 31, 2003, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Environmental Power Corporation and subsidiaries at December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 24, 2004 (December 21, 2004 as to the effects of the reverse stock split described in Note L)

Environmental Power Corporation and Subsidiaries

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$382,961	$1,444,870
Restricted cash	1,916,887	1,554,308
Receivables	16,313,787	13,063,529
Fuel inventory	1,269,297	485,021
Unbilled revenues	624,683	—
Other current assets	171,230	194,104

Total Current Assets	$20,678,845	$16,741,832

Property, Plant, and Equipment, net	$424,407	$435,516
Lease Rights, net	1,714,491	1,863,495
Accrued Power Generation Revenues	77,456,366	75,314,725
Goodwill	4,912,866	4,912,866
Unrecognized Prior Pension Service Cost	225,328	241,427
Licensed Technology Rights, net	3,071,296	3,256,796
Other Assets	464,253	387,711

TOTAL ASSETS	$108,947,852	$103,154,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$12,119,212	$10,042,990
Working capital loan	2,653,000	2,433,261
Notes payable, current	—	389,535

Total Current Liabilities	$14,772,212	$12,865,786

Deferred Gain, net	$3,546,723	$3,855,133

Secured Promissory Notes Payable and Other Borrowings	2,954,123	4,499,190
Accrued Lease Expenses	77,456,366	75,314,725

Total Liabilities	$98,729,424	$96,534,834

Minority Interests	$100	$—
Shareholders’ Equity
Preferred stock (1)	$—	$—
Preferred stock (2)	100	100
Common stock (3)	49,714	38,949
Additional paid-in capital	14,946,486	9,304,816
Accumulated deficit	(5,331,347)	(1,368,166)
Accumulated other comprehensive loss	(204,858)	(324,815)
Treasury stock (4)	(385,402)	(385,402)
Deferred compensation	1,783,745	—
Notes receivable from officers and board members	(640,110)	(645,948)

Total Shareholders’ Equity	$10,218,328	$6,619,534

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$108,947,852	$103,154,368

(1)	$.01 par value; 2,000,000 shares authorized, no shares issued.
(2)	Preferred stock of subsidiary, no par value, 10 shares authorized; 10 shares issued as of December 31, 2004 and December 31, 2003, respectively.
(3)	$.01 par value; 21,400,000 shares authorized; 4,971,417 issued and 4,882,987 outstanding as of December 31, 2004; 3,894,821 issued and 3,806,391 outstanding as of December 31, 2003.
(4)	88,430 shares at cost, as of December 31, 2004 and December 31, 2003.

See Notes to Consolidated Financial Statements.

Environmental Power Corporation and Subsidiaries

Statements of Operations and Comprehensive (Loss) Income

	12 Months Ended
	December 31, 2004	December 31, 2003	December 31, 2002
REVENUES
Power Generation Revenues	$56,053,962	$53,364,615	$54,983,934
Product Sales	3,736,427	—	—

TOTAL REVENUES	$59,790,389	$53,364,615	$54,983,934

COSTS AND EXPENSES:
Buzzard
Operating expenses (1)	$28,625,487	$25,123,425	$24,139,819
Lease expenses (2)	22,065,685	22,382,152	25,291,293
Microgy
Cost of goods sold	3,736,427	—	—
General and administrative (3)	6,210,529	5,644,084	5,605,500
Non-cash compensation	2,320,164	713,111	49,707
Depreciation and amortization	471,923	495,355	544,796

TOTAL COSTS AND EXPENSES	$63,430,215	$54,358,127	$55,631,115

OPERATING LOSS	$(3,639,826)	$(993,512)	$(647,181)

OTHER INCOME (EXPENSE):
Interest income	$44,525	$31,152	$47,753
Interest expense	(755,336)	(351,755)	(141,526)
Amortization of deferred gain	308,411	308,411	308,411
Other (expense) income	—	1,620	—
NOX Emission Credits	—	—	2,428,200

TOTAL OTHER (EXPENSE) INCOME	$(402,400)	$(10,572)	$2,642,838

LOSS BEFORE INCOME TAXES	$(4,042,226)	$(1,004,084)	$1,995,657
INCOME TAX (BENEFIT) EXPENSE	(84,045)	(25,925)	857,274
NET (LOSS) INCOME	$(3,958,181)	$(978,159)	$1,138,383

PREFERRED SECURITIES DIVIDEND REQUIREMENTS OF SUBSIDIARY	$(5,000)	$(5,000)	$(5,000)
(LOSS) INCOME AVAILABLE TO COMMON SHAREHOLDERS	$(3,963,181)	$(983,159)	$1,133,383

OTHER COMPREHENSIVE INCOME (LOSS):
Minimum pension liability adjustment, net of income tax (benefit) liability of ($78,680) in 2004, $7,849 in 2003, and $165,592 in 2002.	$119,957	$(11,965)	$(252,465)

COMPREHENSIVE (LOSS) INCOME	$(3,838,224)	$(990,124)	$885,918

DIVIDENDS DECLARED:
Common shares	$—	$—	$—
Dividends declared per common share	$—	$—	$—

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	4,583,335	3,375,995	2,960,087
Diluted	4,583,335	3,375,995	2,972,974

EARNINGS PER COMMON SHARE
Basic	$(0.86)	$(0.29)	$0.38
Diluted	$(0.86)	$(0.29)	$0.38

(1)	Operating expenses include fuel costs, maintenance costs, plant labor costs, operator costs, and other costs.
(2)	Lease expenses include principal, interest payments, equity rents, additional rents, and accrued lease expenses.
(3)	General and administrative expenses labor expenses, travel & entertainment expenses, insurance costs, and professional service fees.

See Notes to Consolidated Financial Statements.

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Deficit)

	Preferred Stock ($.01 par)		Preferred Stock (no par)		Common Stock ($.01 par value)		Additional Paid-in Capital	Accum. Deficit	Accum. Other Comp. Loss	Treasury Stock		Deferred Compensation	Receivable— Officers & Directors	Total
	Shares	Amount	Shares	Amount	Shares	Amount				Shares	Amount
BALANCE AT January 1, 2002	—	$—	10	$100	3,052,899	$30,529	$7,033,219	$(1,518,390)	$(60,385)	159,805	$(456,271)	$—	$(645,948)	$4,382,854
Issuance of stock options for services							49,707							49,707
Dividends paid at subsidiary								(5,000)						(5,000)
Purchase of common stock										68,513	(167,858)			(167,858)
Private placement common stock					148,571	1,486	778,513			(148,571)	260,000			1,039,999
Net income								1,138,383						1,138,383
Minimum pension liability adjustment, net									(252,465)					(252,465)
BALANCE AT December 31, 2002	—	$—	10	$100	3,201,470	$32,015	$7,861,439	$(385,007)	$(312,850)	79,747	$(364,129)	$—	$(645,948)	$6,185,620
Issuance of stock options for services					115,494	1,155	711,956							713,111
Dividends paid at subsidiary								(5,000)						(5,000)
Purchase of common stock										8,683	(21,273)			(21,273)
Exercise of Stock Options					10,000	100	19,100							19,200
Private placement common stock					567,857	5,679	712,321							718,000
Net loss								(978,159)						(978,159)
Minimum pension liability adjustment, net									(11,965)					(11,965)
BALANCE AT December 31, 2003	—	$—	10	$100	3,894,821	$38,949	$9,304,816	$(1,368,166)	$(324,815)	88,430	$(385,402)	$—	$(645,948)	$6,619,534
Dividends paid at subsidiary								(5,000)						(5,000)
Private placement common stock					1,007,085	10,071	5,057,948							5,068,019
Issuance of stock, options, & warrants for services					55,371	554	535,865					1,783,745		2,320,164
Exercise of Stock Options					14,285	143	47,857							48,000
Principal repayment on officer note													5,838	5,838
Loss on fractional shares in reverse-stock split					(145)	(3)								(3)
Net loss								(3,958,181)						(3,958,181)
Minimum pension liability adjustment, net									119,957					119,957
BALANCE AT December 31, 2004	—	$—	10	$100	4,971,417	$49,714	$14,946,486	$(5,331,347)	$(204,858)	88,430	$(385,402)	$1,783,745	$(640,110)	$10,218,328

Environmental Power Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Twelve Months Ended
	December 31, 2004	December 31, 2003	December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,958,181)	$(978,159)	$1,138,383
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	471,923	495,355	544,794
Deferred income taxes	—	(78,071)	(68,325)
Amortization of deferred gain	(308,411)	(308,411)	(308,411)
Interest expense, accrued and added to balance of borrowing	1,300	216,160	—
Non-cash, stock based compensation expense	2,320,164	713,111	49,707
Accrued power generation revenues	(2,141,641)	(5,121,732)	(6,543,998)
Accrued lease expenses	2,141,641	5,121,732	6,543,998
Changes in operating assets and liabilities:
Increase in receivables	(3,250,258)	(5,089,806)	(67,859)
Decrease in unrecognized prior pension service cost & other comprehensive loss	136,056	400,458	45,849
(Increase) decrease in fuel inventory	(784,276)	291,166	(320,280)
Increase in unbilled revenues	(624,683)	—	—
Decrease (increase) in other current assets	22,874	(43,714)	1,293
(Increase) decrease in other assets	(91,392)	(723)	83,408
Increase (decrease) in accounts payable and accrued expenses	2,076,222	380,933	(672,578)
Decrease in long-term debt to supplier	—	—	(97,893)

Net cash (used for) provided by operating activities	$(3,988,662)	$(4,001,701)	$328,088

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	$(362,579)	$(409,607)	$(130,121)
Property, plant and equipment expenditures	(111,462)	(7,739)	(50,533)

Net cash used for investing activities	$(474,041)	$(417,346)	$(180,654)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend payments on preferred stock of subsidiary	$(5,000)	$(5,000)	$(5,000)
Private placement of common stock	5,068,019	718,000	1,039,999
(Repayments) borrowings under secured promissory note payable	(1,546,367)	3,700,000	—
Repurchase of treasury stock	—	(21,273)	(167,858)
Repayment of secured promissory note payable	—	(750,000)	—
Minority investments in joint venture	100	—	—
Repayments of notes receivable from officers and board members	5,838	—	—
Repayments under secured promissory note payable to related party	—	(447,902)	(148,310)
Exercise of stock options	48,000	19,200	—
Decrease in current portion of notes payable	(389,535)	—	—
Net (repayments) borrowings under working capital loan	219,739	1,916,149	(599,793)

Net cash provided by financing activities	$3,400,794	$5,129,174	$119,038

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(1,061,909)	$710,127	$266,472

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$1,444,870	$734,743	$468,271

CASH AND CASH EQUIVALENTS, END OF PERIOD	$382,961	$1,444,870	$734,743

See Notes to Consolidated Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

NOTE A—BUSINESS AND ORGANIZATION

Environmental Power Corporation (individually “EPC” or consolidated “We”) is an independent developer and owner of generating facilities powered by non-commodity fuels and renewable energy sources. Our operations are discussed further in the following sections.

Buzzard Power Corporation

The Scrubgrass plant, located on a 600 acre site in Venango County, Pennsylvania, is an approximately 83 Megawatt waste coal-fired electric generating station (the “Facility”) which was constructed by Bechtel Power Corporation. On June 30, 1994, Buzzard Power Corporation (“Buzzard”), a subsidiary of EPC, entered into an agreement to lease the Facility from Scrubgrass Generating Company, L.P. (the “Lessor”), a joint venture of certain wholly owned indirect subsidiaries of PG&E Corporation and Bechtel Generating Company, Inc. On October 20, 1998, Bechtel Generating Company, Inc. transferred its interest in the Lessor to a wholly owned subsidiary of Cogentrix Energy, Inc. The lease provides for an initial term of 22 years with a renewal option for up to 3 years. Pursuant to the lease, the Lessor assigned to Buzzard all principal project agreements and its rights and obligations there under including, but not limited to, the power purchase agreement, management services agreement, operations and maintenance agreement, limestone supply agreements, ground lease agreements, fuel agreements and transportation and materials handling agreements. EPC has pledged Buzzard’s common stock to the Lessor as security for Buzzard’s performance of its obligations as lessee. Power Services Company (formerly PG&E National Energy Group Company) (the “Manager”), a wholly owned, indirect subsidiary of NEGT, Inc., manages the business activities of the Facility pursuant to the management services agreement.

Cogentrix Energy, Inc., operates the Facility pursuant to a 15-year Operating and Maintenance Agreement (the “O&M”). The Operator prepares a budget for all operating expenses, including a fixed management fee, and certain targeted output performance levels, which is approved annually. Under the terms of the O&M, the Operator can incur a liability not to exceed its management fee if the Operator does not achieve certain targeted output performance levels.

Buzzard maintains a long-term supply agreement with Quality Aggregates, Inc. to supply the Scrubgrass plant with limestone which, in September 2000, was extended through the year 2008 and which may be extended up to 10 additional years. Buzzard also maintains a 15-year agreement with Savage Industries, Inc. for the transportation of fuel, ash and limestone which expires in 2005. The costs established under these agreements will escalate at partially fixed and partially indexed rates.

Buzzard sells electric output to Pennsylvania Electric Company, known as Penelec or “the utility”, a subsidiary of FirstEnergy Group, pursuant to a twenty-five year Power Sales Agreement (“PSA”) which commenced in June 1993, at fixed rates initially averaging 4.68 cents per kWh and which escalated at 5% per year through calendar year 2000. For the years 2001 through 2012, the PSA provides for a rate equal to the greater of an inflation adjusted rate or a rate based on the PJM Billing Rate (the monthly average of the hourly rates for purchases by FirstEnergy Group from, or sale by FirstEnergy Group to, the Pennsylvania-New Jersey-Maryland Interconnection). For years 2005 through 2012, we estimate that the prevailing rate will be lower than the 5% increase which is currently assumed. This will result in a decrease in average bill rate between 2004 and 2005. For the years 2013 through 2015 and 2016 through 2018, if the renewal term option is exercised, the PSA provides for a rate equal to the lower of the average monthly PJM Billing Rate or the rate paid for the calendar year 2012 adjusted annually by the percentage change in the Gross National Product Deflator less one percent. The Gross National Product Deflator is a calculation that allows for the measurement of true economic growth of the Gross National Product by eliminating the impact of inflation on the calculation of the Gross National Product.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Buzzard deposits all revenues earned under the PSA into an account administered by a disbursement agent. Before Buzzard can receive cash generated by the Scrubgrass plant, all operating expenses, base lease payments (which are described below), restricted cash deposits and other subordinated payments must be satisfied. Buzzard, as lessee, is required to pay the Lessor, in addition to a specified base rent, which consists of all of the Lessor’s debt service, equity repayment, base return on equity and related expenses, and an additional rent of 50 percent of the net cash flows Buzzard receives from the Scrubgrass plant’s operations. Buzzard is not required to fund operating losses, or otherwise invest further, from sources outside of the Scrubgrass plant.

Buzzard and the Lessor have various debt obligations related to Scrubgrass. As discussed above, Buzzard is required to pay the principal, interest and fees for the Lessor’s debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. The Scrubgrass plant had the following debt obligations as of December 31, 2004 and 2003:

Description of the Obligation	Balance at December 31, 2004	Balance at December 31, 2003	Interest Rate
Lessor’s lease obligations (maturity):
Tax-exempt bonds (2012)	135,600,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	3,588,000	6,268,163	7.6725%
Variable rate term loan (2004)	—	3,687,000	LIBOR + 1.250%

TOTAL	139,188,000	145,555,163

Buzzard’s debt obligations (maturity):
Variable rate term loan (2004)	—	389,535	LIBOR + 1.250%
Working capital loan (2006)	2,653,000	2,433,261	LIBOR + 1.250%

TOTAL	2,653,000	2,822,796

Scrubgrass Generating Company or Buzzard pays interest on these obligations at either quoted rates for tax-exempt debt, rates fixed by swap agreements for taxable debt, or rates for taxable debt which are based on the London Interbank Offering Rate, or LIBOR. On December 22, 1995, Scrubgrass Generating Company entered into an interest rate swap arrangement that fixed the LIBOR component for the life of its swap rate term loan at 6.4225%. As a result, the interest rate for the swap rate term loan was fixed at 7.5475% through 2001 and at 7.6725% for its remaining term. This swap rate term loan and the other lease obligations of Buzzard are not debt obligations of Buzzard and are not recorded on our balance sheets.

The Environmental Protection Agency and the Pennsylvania Department of Environmental Protection (the “Regional Authorities”) granted Nitrogen Oxide Ozone Transport Region Budget Allowances (“NOx Credits”) to Environmental Power Corp. based on numerous factors that primarily pertain to the design and operation of the Facility. We are required annually to maintain sufficient NOx Credits which equal or exceed the quantity of its nitrogen oxide emissions during a specified seasonal period (the “ozone season”). If our nitrogen oxide emissions exceed its available NOx Credits, we would be subject to fines by the Regional Authorities. During 2000, we installed machinery, costing $811,568, which has significantly reduced our nitrogen oxide emissions. Accordingly, we anticipate that it may not require a portion of its future NOx Credits to maintain its compliance with the applicable regulations. Because NOx Credits are transferable and marketable, we have sold for delivery through 2007 and may sell, from time to time, our available NOx Credits or purchase additional NOx credits that are necessary to meet the applicable regulations. We received net proceeds from NOx Credit transactions of $2,428,200 in 2002, which has been reported as other income in the accompanying consolidated statements of operations.

In June 2003, we created, by means of a holding company reorganization, a wholly owned subsidiary, EPC Corporation, which holds our investment in Buzzard Power. In September 2003, EPC Corporation obtained a

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

$3,700,000 loan from Arclight Capital Partners. This debt is secured by the stock of EPC Corporation. This loan incurs a 20% interest rate. All distributions from Buzzard will be used to repay this note. As an incentive fee for providing this note, we have also granted Arclight a participation right in a portion of the distributions after the note has been repaid. They will receive half of the distributions after the note has been repaid in full and after EPC alone receives a total of $1,400,000 of distributions. This participation right will end on December 31, 2012. We are required to make payments only when we receive distributions. Any unpaid interest by the 15th of any month will be accrued and rolled into the principal. Nevertheless, we are required to make at least one payment of any amount within a 24 month period. As of March 2005, we have satisfied this requirement for the next 23 months.

Microgy Cogeneration Systems, Inc.

In the second half of 2001, we acquired Microgy Cogeneration Systems, Inc., a development-stage company based in Golden, Colorado. The acquisition is described in Note C to our consolidated financial statements. Microgy intends to market and operate in the renewable energy and distributed generation sectors of the electric energy industry and the pollution mitigation area of the agricultural industry. Microgy has an exclusive license to an anaerobic digestion technology that is designed to provide efficient conversion of certain agricultural wastes into combustible biogas and an environmentally improved waste effluent. Microgy also has a license for a micro-turbine technology which it is currently evaluating.

The licensor of the anaerobic digester technology is Danish Biogas Technology A/S (“DBT”). On May 12, 2000, Microgy entered into a revised license agreement with DBT which granted Microgy a perpetual and exclusive license in certain territories, specifically North America, for use of certain proprietary technologies in its cogeneration facilities, including the anaerobic digestion technology. This agreement superseded previous license agreements. As part of the agreement renegotiated in 2003, DBT will receive fixed payments for engineering work and construction drawings and a licensing fee that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating. In March 2005, an addendum was added to clarify certain terms, time schedules, and procedures. No material economic changes were included.

Microgy plans to develop projects based upon the anaerobic digestion technology license from DBT and may hold various interests in these facilities. Microgy’s present business strategy anticipates the outright sale of facilities, however, in some instances, Microgy may own some or a portion of the projects, either directly or indirectly. In addition, Microgy may or may not operate and/or manage the facilities. These facilities are expected to deliver renewable energy for supply to the utility grid and provide pollution control benefits to the agricultural markets.

Sunnyside Project

The Sunnyside Project is an approximately 51 Megawatt (net) waste coal-fired facility located at a site adjacent to the Sunnyside Coal Mine in Carbon County, Utah. We sold our remaining interest in the Sunnyside Project on December 31, 1994 to B&W Sunnyside, L.P. and NRG Sunnyside, Inc. (the “Purchasers”). From May 1996 to April 2001, we had been involved in a legal proceeding to collect the Purchasers’ remaining obligations from the sale.

On April 10, 2001, we received aggregate proceeds of $1,500,000 from the Purchasers and resolved the litigation by executing a Binding Settlement Agreement dated April 9, 2001 (“the Settlement”). At the time of making the Settlement, we had contingent obligations of $1,218,078 recorded on our consolidated balance sheet. The contingent obligations were principally expenses for the sale of the Sunnyside Project which were payable upon collection of the Purchasers’ obligations. In the Settlement, we were formally released from contingent

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

obligations of $177,962. We have also been released as a result of the statute of limitations or by the terms of the underlying agreements from additional contingent obligations of $457,086. We reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in our consolidated statement of operations for 2001.

Because of the terms of this settlement agreement, which terms represented a substantial compromise of our previous claims against the purchasers of Sunnyside, we are presently considering our rights and obligations with respect to the remaining contingent obligations of $583,030. The unsettled contingent obligations will remain recorded in our consolidated financial statements until the statute of limitations runs out for any legal action.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Environmental Power Corporation and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. The company’s interest in majority owned construction joint ventures are consolidated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents: We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk: Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and receivable from utility. Our cash equivalents represent short-term financial instruments which are issued from reputable financial institutions. Receivable from utility represents amounts due from our sole customer Penelec, a subsidiary of FirstEnergy Group, a public utility with a credit rating of BBB- by Standard & Poors, pursuant to the terms of the 25 year power sales agreement.

Restricted Cash: Restricted cash includes all cash held by the disbursement agent for the Scrubgrass plant pursuant to project agreements which require requisition and/or certification by the Lessor or bank to withdraw (See Note A). We make scheduled deposits to restricted cash accounts which are restricted primarily for scheduled maintenance procedures.

Non-Cash Activities: We had the following non-cash activities during 2004, 2003, and 2002:

Description of Non-Cash Activities	Value
2004
Fair value of 24,912 shares and 32,521 warrants issued for consulting services	$353,054
Vested value of 30,459 shares issued for compensation	92,110
Fair value of 688,574 options issued for compensation	1,875,000

TOTAL	$2,320,164

2003
Fair value of 115,472 shares and 135,714 options issued for consulting services and salaries	$713,111

2002
Fair value of a warrant for 14,286 shares issued for consulting services	$49,707

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Fuel Inventory: Fuel inventory for the Scrubgrass plant consists primarily of handling and hauling costs and is recorded on a lower of cost or market basis with cost determined on a monthly weighted average basis.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. We capitalize significant renewals and betterments that increase the useful lives of assets while repairs and maintenance charges are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment disposals are removed from the balance sheet and any resulting gains or losses are reported in the statement of operations at the time of the asset disposition. We depreciate property plant and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. We record depreciation for office equipment and furniture using the straight-line method over periods ranging from three to five years, for machinery and equipment modifications using the double declining balance method over seven years, and for leasehold improvements using the straight-line method over the life of the lease. We evaluate the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicated that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values.

Goodwill and Intangible Assets: Intangible assets are recorded at cost and consist of licensed technology rights and goodwill. Licensed technology rights are being amortized using the straight-line method over a useful life of 20 years. Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible assets and is not being amortized pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. We periodically review the carrying value of other intangible assets against the operating performance and future undiscounted net cash flows of the related businesses and recognizes impairment losses whenever circumstances indicate that the carrying values may not be recoverable. Goodwill is reviewed for impairment on an annual basis in accordance with SFAS No. 142. We did not have acquired goodwill or intangible assets recorded on our balance sheet prior to the Microgy acquisition. Accumulated amortization of licensed technology rights was $638,704 and $453,204 at December 31, 2004 and 2003, respectively. We adopted SFAS 142 on January 1, 2002 and completed the transitional impairment testing in June 2002 and required annual testing at December 31, 2002, 2003, and 2004. We assessed the implied fair value of the reporting unit by using a discounted cash flow analysis. Given consideration of these factors, we concluded that the fair value of the reporting unit exceeded the carrying amount of our net assets and, thus, goodwill was not impaired as of December 31, 2002, 2003, and 2004. The future estimated amortization expense for licensed technology rights is as follows:

Estimated Amortization Expense for Licensed Technology Rights

2005	2006	2007	2008	2009	Thereafter	Total
$185,500	185,500	185,500	185,500	185,500	2,143,796	$3,071,296

Deferred Financing Costs: In 1997 and 1995, we incurred deferred financing costs of $139,925 and $300,000, respectively, in connection with restructuring debt related to the Scrubgrass plant. Deferred financing costs are being amortized over the lives of the related debt which range from three to nine years. Accumulated amortization of deferred financing costs was $439,925 and $425,075 at December 31, 2004 and 2003, respectively.

Lease Rights: Lease rights are recorded at cost and are being amortized over the 22-year lease term for the Scrubgrass plant. Accumulated amortization of lease rights was $1,564,569 and $1,415,565 at December 31, 2004 and 2003, respectively.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Accrued Power Generation Revenue and Accrued Lease Expense: As discussed in Note A, we have entered into a long-term agreement, to provide electricity to Penelec, which provides for scheduled rate increases. In accordance with accounting principles generally accepted in the United States of America, revenue has been recorded on the straight-line basis over the 22-year lease term. The accrual for power generation revenue is limited to the amount of accrued lease expense, as described below. Therefore, no amount for the straight lining of future revenues, which would result in profits, has been provided for in the consolidated financial statements. Accrued power generation revenue was $77,456,366 and $75,314,725 at December 31, 2004 and 2003, respectively, and represents the portion of revenue earned that has not yet been received.

As discussed in Note A, we have entered into a long-term lease agreement for the Scrubgrass plant which provides for scheduled lease expense increases. In accordance with accounting principles generally accepted in the United States of America, the scheduled lease expense has been recorded on the straight-line basis over the 22-year lease term. Accrued lease expense was $77,456,366 and $75,314,725 at December 31, 2004 and 2003, respectively, and represents the portion of lease expense that has not yet been paid.

Deferred Gain: Our sale of the Scrubgrass plant on December 28, 1990 was not treated as a sale for financial accounting purposes. Accordingly, we removed from the Consolidated Balance Sheet the gross assets and liabilities of the Scrubgrass plant and recorded a deferred gain of $6,785,035 arising from the original sale of the Scrubgrass plant in 1990. The deferred gain is being amortized over the 22-year minimum lease term given that we have continuing involvement, which commenced on June 30, 1994. Accumulated amortization of the deferred gain was $3,238,312 and $2,929,902 at December 31, 2004 and 2003, respectively.

Major Maintenance: We record the expense of major equipment overhauls as incurred.

Interest Payments: We classify interest payments according to the nature of our contractual obligations. Our base lease payments for interest on the Lessor’s debt obligations are reported as lease expense. Our interest payments on our own debt obligations are reported as interest expense. We paid interest on our debt obligations of $755,336, $100,785, and $141,526, during the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, we accrued interest of $1,300 on the Arclight loan.

Income Taxes: We account for income taxes in accordance SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax reporting bases of assets and liabilities and are measured by applying the enacted tax rates and laws to taxable years in which the differences are expected to reverse. We recognize a deferred tax asset for the tax benefit of net operating loss carry forwards when it is more likely than not that the tax benefits will be realized and reduce the deferred tax asset with a valuation reserve when it is more likely than not that some portion of the tax benefits will not be realized.

Earnings Per Common Share: We compute earnings per common share using the treasury stock method in accordance with SFAS No. 128, “Earnings per Share”. We compute basic earnings per share by dividing net income for the period, less Buzzard’s preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per share, we consider shares issuable in connection with stock options to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. We exclude anti-dilutive common stock equivalents from the calculation of diluted earnings per share. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Earnings Per Share

	Twelve Months Ended
	12/31/2004	12/31/2003	12/31/2002
Income (Loss) available to shareholders	$(3,958,181)	$(978,159)	$1,138,383
Dividends to preferred stockholders	(5,000)	(5,000)	(5,000)

Earnings (Numerator)	$(3,963,181)	$(983,159)	$1,133,383
Basic Shares (Denominator)	4,583,335	3,375,995	2,960,087

Basic EPS	$(0.86)	$(0.29)	$0.38
Assumed exercise of dilutive stock options	—	—	12,887
Diluted Shares	4,583,335	3,375,995	2,972,974

Diluted EPS	$(0.86)	$(0.29)	$0.38

As of December 31, 2004 and 2003 respectively, there were outstanding options and warrants to purchase 2,325,978 and 667,566 shares of our common stock which were anti-dilutive and not included in the computation of diluted EPS. The options and warrants expire at various dates through 2013.

Stock Options: We have elected to account for stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which uses the intrinsic value method of accounting. Accordingly, the Company has not recognized compensation expense for the fair value of its stock-based awards in its consolidated statements of operations.

We account for non-employee stock compensation under SFAS 123 and EITF 96-18. We record the compensation expense over the period of service at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of the options or warrants is calculated using a Black-Scholes option model.

In 2004, we issued 288,579 options under the 2001 Stock Incentive Plan, 57,144 options under the 2002 Director Option Plan, and 952,836 options and warrants outside of any plan compared to 227,150 options, 53,573 options, and 714,287 options, respectively, in 2003.

In March 2004, we issued 142,858 performance-based options each to Joseph E. Cresci, Chairman, and Donald A Livingston, Executive Vice President, as part of their executive compensation packages that also included a reduction in their base salaries to $225,000 each. We also reduced the number of options granted to Kam Tejwani, Chief Executive Officer by 142,858 and amended his remaining options to have performance-based vesting criteria, including raising additional equity. There is no future liability related to this transaction. After the successful completion of the 2004 Private Placement, 571,429 of Mr. Tejwani’s options vested. The 142,858 options of Mr. Cresci and the 142,858 options of Mr. Livingston vested completely on September 23, 2004 upon the successful completion of specific milestones related to the development of our Microgy subsidiary.

Because there is uncertainty regarding performance-based options, including vesting and stock price, we apply variable accounting treatment to these options. When options vest or if it is highly likely that they will vest, we expense the options based upon the current stock price. These options are re-valued quarterly and any increase or decrease in value is charged to compensation expense.

Under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, we do not recognize compensation expense for stock option awards under the 2001 Plan, 1993 Director Plan and 2002 Director

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Option Plan because the underlying options have exercise prices at least equal to 100% of the fair market value of the common stock on the date of grant (110% of the fair market value in the case of officers or other employees holding 10% or more of our common stock for the 2001 Plan). However, pursuant to the provisions of SFAS No. 123, we are required to calculate the fair market value of our stock options. Using the fair market value criteria required by SFAS No. 123 to calculate compensation expense, pro forma net income (loss) and earnings per share would be as follows:

	Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Fair Market Per Share	$5.83	$1.75	$2.66
Assumptions
Risk-free rate of return	3.90%	3.33%	3.82%
Volatility	91.05%	113.20%	74.31%
Expected annual dividend yield	0.00%	0.00%	0.00%
Option Life (years)	6	7	10

Compensation expense under the intrinsic value method	$2,320,164	$713,111	$49,707
Net (loss) income available to common shareholders	(3,963,181)	(983,159)	1,133,383
Additional compensation expense under SFAS 123, net of taxes	260,728	60,570	51,896
Net (loss) income available to common shareholders under SFAS 123	$(4,223,909)	$(1,043,729)	$1,081,487

Basic EPS, as reported	$(0.86)	$(0.29)	$0.38
Basic EPS, under SFAS 123	(0.92)	(0.31)	0.37
Diluted EPS, as reported	(0.86)	(0.29)	0.38
Diluted EPS, under SFAS 123	(0.92)	(0.31)	0.36

Method of Accounting for Contracts: Revenues and profits from our contracts, referred to as product sales, are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. However, due to our relative inexperience with construction projects of this kind, we are currently limiting our revenue recognition to an amount equal to our cost of construction, thereby not recognizing any gross profit until the project is complete. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs, including unapproved change orders and claims, during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

In accordance with normal practice in the construction industry, we include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when (1) the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract and/or (2) costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. Unbilled work related to our contracts at December 31, 2004 and 2003 consisted of the following:

Accounting for Contracts	2004	2003
Deferred contract revenue (liability)	$737,082	$—
Unbilled work (asset)	$624,683	—

Derivative Instruments and Hedging Activities: On January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which established accounting and reporting standards for derivative instruments, derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires that entities recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We do not have any derivative instruments which should be recognized in our financial statements. However, the Lessor has certain interest rate swap arrangements with financial institutions that meet the definition of derivative instruments under SFAS No. 133. Since Buzzard funds the Lessor’s debt obligations as a base lease payment, we have disclosed in Note M certain information about the Lessor’s derivative instruments.

Reclassifications: Certain reclassifications have been made to the 2003 and 2002 financial statement amounts in order to conform to the 2004 presentation.

Recent Accounting Pronouncements:

In December 2003, the FASB issued FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46R”). FIN 46R provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and on the determination of when such entities are required to be included in the consolidated financial statements of the business enterprise that holds an interest in the variable interest entity. This new model for consolidation applies to an entity in which either (1) the equity investors do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires additional related disclosures. Certain disclosure provisions of FIN 46R apply to all financial statements issued after January 31, 2003; the consolidation provisions apply to variable interest entities created after January 31, 2003; and to variable interest entities in which an enterprise obtains an interest after that date; and the remaining provisions, with the exception of interest in special purpose entities, apply at the end of the first fiscal year or interim period ending after March 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Application for interest in special purpose entities is required for periods after December 15, 2003. The adoption of the required provisions of FIN 46R as of December 31, 2003 did not have a material impact on the consolidated financial statements. The adoption of the remaining provisions of FIN 46R as of March 31, 2004, did not have a material impact on our consolidated financial statements.

In December 2003, the FASB also issued the revision of Financial Accounting Standards No. 132, “Employer’s Disclosures about Pension and Other Postretirement Benefits—An Amendment of FASB Statements No. 87, 88 and 106” (“FAS 132R”). FAS 132R revises employer’s disclosure requirements for pension plans and other postretirement plans by requiring additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

plans. There are additional disclosure requirements for both annual and interim reporting periods. FAS 132R, as revised, is effective for fiscal years ending after December 15, 2003, and for interim reporting periods starting after December 15, 2003. The revisions to FAS 132R did not impact our financial position or statement of operations.

On April 30, 2003, the FASB issued Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). FAS 149 amends FAS 133 to reflect decisions that were made: as part of the process undertaken by the Derivatives Implementation Group (“DIG”), which necessitated amending FAS 133; in connection with other projects dealing with financial instruments; and regarding implementation issues related to the application of the definition of a derivative. FAS 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. FAS 149 is effective (1) for contracts entered into or modified after September 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of this statement did not have a material impact on our financial position or results of operations.

FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123(R)) was issued in December 2004. SFAS 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. The compensation cost is measured based upon the fair value of the instrument issued. Share-based compensation transactions with employees covered within SFAS 123(R) include stock options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SFAS 123 included a fair-value-based method of accounting for share-based payment transactions with employees, but allowed companies to continue to apply the guidance in APB 25 provided that they disclose in the footnotes to the financial statements the pro forma net income if the fair-value-based method been applied. SFAS 123(R) requires the use of the modified prospective application transition method. The modified prospective application transition method requires the application of this standard to:

•	All new awards issued after the effective date;

•	All modifications, repurchased or cancellations of existing awards after the effective date; and

•	Unvested awards at the effective date.

For unvested awards, the compensation cost related to the remaining ‘requisite serve’ that has not been rendered at the effective date will be determined by the compensation cost calculated currently for either recognition under SFAS 123. We will be adopting the modified prospective application of SFAS 123(R). Based on the current options outstanding, we do not anticipate the adoption of this statement to result in the recognition of material additional compensation cost in the year of adoption.

On May 15, 2003, the FASB issued Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“FAS 150”). FAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS 150 affects an entity’s classification of the following freestanding

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

instruments: mandatorily redeemable instruments; financial instruments to repurchase an entity’s own equity instruments; that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (a) a fixed monetary amount known at inception or (b) something other than changes in its own equity instruments. FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company.

SFAS No. 151, Inventory Costs—An amendment of ARB No. 43, Chapter 4 (SFAS 151) was issued in November 2004. SFAS 151 reinforces that abnormal levels of idle facility expense, freight, handling costs and spoilage are required to be expensed as incurred and not included in overhead. The statement also requires fixed production overheads be allocated to conversion costs based on the production facility’s normal capacity. The provisions in Statement 151 are effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our consolidated financial statements.

NOTE C—ACQUISITION

During 2001, we acquired 100% of the common stock of Microgy in two related transactions. On July 23, 2001, we exchanged our securities for approximately 87.7% of the outstanding common stock of Microgy under a June 20, 2001 agreement with Microgy and certain principal Microgy shareholders. Under the agreement, we agreed to offer the remaining Microgy shareholders the opportunity to exchange their Microgy securities for our securities. On December 28, 2001, we completed the exchange of our securities for the remaining outstanding securities of Microgy. The details of the two exchange transactions are discussed in the following section.

Transaction Details

On July 23, 2001, we issued an aggregate of 788,792 shares of common stock and 28,251 shares of newly designated Series B Convertible Preferred Stock to certain principal stockholders of Microgy in exchange for 15,919,147 shares of Microgy common stock. Each share of preferred stock, which voted with the common stock on an as-converted basis, was automatically converted into ten shares of common stock as of November 9, 2001 upon an increase in the authorized common stock to an amount sufficient to allow conversion of the preferred stock. The exchange ratio of 0.0673 shares of our common stock for each share of Microgy common stock was determined by negotiations among EPC, Microgy and the primary principal Microgy shareholders. The exchange ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of fully diluted equity and assumes exercise or conversion of all derivative securities. The exchange ratio may be increased to reflect certain issuances of equity by us to generate funds to be available for financing Microgy. However, holders of approximately 94% of the Microgy common stock agreed to waive their right to adjustments in the exchange ratio, other than any adjustment resulting from 57,142 options and warrants issued in September 2001. One of the principal Microgy shareholders exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase our securities based on the exchange ratio such warrant expired unexercised on September 30, 2002. In connection with our issuance of 57,142 options and warrants in September 2001, we adjusted the exchange ratio to 0.0696 shares of our common stock for each share of Microgy common stock. We then issued 258,884 additional shares of common stock to the principal Microgy shareholders on December 28, 2001 and amended the warrant issued to the principal Microgy shareholder to reflect the adjusted exchange ratio.

On October 17, 2001, we offered the remaining security holders of Microgy, who owned an aggregate of 2,230,126 shares of Microgy common stock, warrants to purchase 885,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock, an opportunity to exchange their securities of

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Microgy for our securities based on the adjusted exchange ratio. On December 28, 2001, we issued 155,261 shares of our common stock and exchanged warrants to purchase 117,310 shares of our common stock and options to purchase 20,189 shares of our common stock for the remaining Microgy securities. Such warrants expired unexercised on September 30, 2002.

Under the terms of a Registration Rights Agreement dated July 23, 2001, we were required to file a resale registration statement for the former Microgy security holders by November 30, 2001. In November 2001, the deadline for filing the registration statement was extended to March 31, 2002. The registration statement was filed on April 4, 2002 and was declared effective on June 21, 2002. Insofar as all of the shares issued to the former Microgy shareholders are now eligible for resale without limitation pursuant to Rule 144(k), no claims have been brought by the former Microgy shareholders, and the price of our common stock is now considerably higher, We do not believe that we have any material liability to the former Microgy shareholders for the delay in the filing or effectiveness of the prior registration statement.

Purchase Accounting and Valuation

We acquired Microgy to pursue a prospective growth opportunity in the area of environmentally sound power generation. We paid $7,343,528 for Microgy and accounted for the transaction using the purchase method of accounting as required by SFAS No. 141. The purchase price represents the fair value of the securities issued and the direct costs of the acquisition. The fair value of the common stock was determined using available market information and appropriate valuation methodologies. The fair value of the common stock options and warrants were determined using an option pricing model (See Note L). The following table outlines the components of the purchase price:

Components of Purchase Price	Fair Value
Common stock	$6,837,084
Common stock options	11,967
Common stock warrants	43,730
Acquisition costs	450,747

Total purchase price	$7,343,528

The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of July 23, 2001. The fair values of the assets acquired and liabilities assumed are summarized as follows:

Assets Acquired and Liabilities Assumed	Fair Value
Cash	$18,306
Other current assets	4,662
Property plant, and equipment	29,127
Investment in projects	100,694
Licensed technology rights	3,710,000
Goodwill	4,912,866
Less: Liabilities assumed	(1,432,127)

Total Purchase Price	$7,343,528

At the time of the acquisition, we believed that Microgy held numerous elements of value which could not be separated from the value of the overall business. These elements of value were assigned to goodwill and included: 1) technology rights for products and processes which currently do not have a commercial application; 2) preliminary business relationships; 3) an established workforce; 4) a proprietary market analysis; and 5) strategic business plans to capitalize on future market opportunities.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

On July 23, 2001, we commenced accounting for 100% of Microgy’s operations since the minority interest shareholders were no longer at risk for Microgy’s losses.

NOTE D—OTHER CURRENT ASSETS

Other current assets consist of the following as of December 31, 2004 and 2003:

Other Current Assets	2004	2003
Prepaid expenses	$164,458	$178,332
Deposits and other current assets	6,772	15,772

TOTAL	$171,230	$194,104

NOTE E—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated depreciation and consists of the following as of December 31, 2004 and 2003:

Property, Plant and Equipment	2004	2003
Power generating facilities:
Machinery and equipment modifications—Scrubgrass	$1,163,863	$1,163,863
Less: Accumulated depreciation	(875,962)	(782,407)

Sub-Total	287,901	381,456
Office:
Equipment and furniture	224,337	125,726
Less: Accumulated depreciation	(87,831)	(71,666)

Sub-Total	$136,506	$54,060

TOTAL	$424,407	$435,516

In 2004, we retired from service and removed from its balance sheet fully depreciated property, plant and equipment with an original cost of $12,849. During 2003 we had no retirements of property, plant and equipment. Depreciation expense for the years ended 2004, 2003, and 2002 was $122,569, $124,830, and $150,756, respectively.

NOTE F—OTHER ASSETS

Other assets consist of the following as of December 31, 2004 and 2003:

Other Assets	2004	2003
Scrubgrass project deposits	$328,015	$324,746
Deferred financing costs (See Note B)	—	14,850
Investments in Microgy projects	65,873	—
Security deposits	70,365	48,115

TOTAL	$464,253	$387,711

Scrubgrass plant deposits represent performance bonds required by state and local governing authorities for excess highway maintenance and reclamation of fuel sites. Investments in Microgy projects are expenses incurred for specific sites that are still in the development phase.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE G—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of December 31, 2004 and 2003:

Accounts Payable and Accrued Expenses	2004	2003
Accounts payable	$9,738,976	$6,333,158
Accrued expenses	1,765,354	3,109,347
Accumulated benefit liability	614,882	600,485

TOTAL	$12,119,212	$10,042,990

NOTE H—RETIREMENT PLAN

Effective January 1, 1998 we established a non-contributory defined benefit pension plan (the “Plan”) covering all of its employees who are at least 21 years of age and who have completed at least one year of service. Under the Plan, the benefits payable to each employee at normal retirement age 62 are based on years of service and compensation during the three consecutive years of the latest 10 years immediately preceding retirement which would yield the highest monthly benefit payment. Employees who have at least 20 years of service at the time of their retirement would receive the maximum retirement benefit. Our general funding policy is to contribute annually to the Plan the maximum amount that can be deducted for Federal income tax purposes.

As of January 1, 1998, the commencement date for the Plan, we had a projected benefit obligation of $871,130. The projected benefit obligation as of January 1, 1998 is being amortized as a prior service cost over 18 years which represents the average future years of service for the participants in the Plan at that date.

As of January 1, 2003 we amended the Plan. Certain employees after 2002 will have an accrued benefit plus the benefit earned under the new formula applied to years of credited service earned after 2002. The normal retirement age is now age 65. The amended plan has a two year waiting period before employees enter the plan, it was previously one year. Employees who join the plan after two years will be fully vested at that time. The benefit is now accrued at 1.5% of the average monthly compensation for each year of credited service, without a cap. This amendment resulted in a gain of $384,359.

The following table sets forth the changes during 2004 and 2003 in the projected benefit obligation for the Plan:

Projected Benefit Obligation	2004	2003
Projected benefit obligation, beginning of the year	$2,067,160	$2,083,278
Service cost	234,832	153,181
Interest cost	118,862	127,080
Gain due to plan amendment	—	(384,359)
Actuarial loss	13,087	87,980

Projected benefit obligation, end of the year	$2,433,941	$2,067,160

The following table sets forth a reconciliation of the funded status of the Plan to the amounts recognized in the consolidated balance sheets as of December 31, 2004 and 2003:

Accrued Pension Costs	2004	2003
Projected benefit obligation	$2,433,941	$2,067,160
Accumulated benefit obligation	2,175,611	1,987,084
Fair market value of Plan assets	(1,560,729)	(1,386,598)
Unfunded projected benefit obligation	873,212	680,562

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

The amounts recognized in the consolidated balance sheets as of December 31, 2004 and 2003 consist of:

Balance Sheet Pension Items	2004	2003
Accrued benefit liability	$614,882	$600,485
Intangible asset	(225,328)	(241,427)
Accumulated other comprehensive income	(339,225)	(537,862)

Net amount recognized	$50,329	$(178,804)

The accrued benefit liability and intangible asset are reported in accounts payable and accrued expenses and unrecognized prior pension service cost, respectively on the consolidated balance sheets. Accumulated other comprehensive income is reported, net of tax of $134,367 and $213,046, at December 31, 2004 and 2003, respectively, in stockholders’ equity on the consolidated balance sheet.

The following table sets forth the changes during 2004 and 2003 in the fair market value of Plan assets:

Plan Asset Changes	2004	2003
Fair market value of Plan assets, beginning of the period	$1,386,598	$851,046
Contributions by us to the Plan	51,122	373,134
Benefits paid	—	(43,403)
Return on Plan assets, net of expenses	123,009	205,821

Fair market value of Plan assets, end of the period	$1,560,729	$1,386,598

Our net periodic pension cost for 2004 and 2003 are comprised of the following components:

Net Periodic Pension Cost	2004	2003
Service cost	$234,832	$153,181
Interest cost	118,862	127,080
Expected return on assets	(108,231)	(74,203)
Amortization of actuarial loss	18,692	16,099
Amortization of prior service cost	16,099	20,492

Net periodic pension cost	$280,254	$242,649

The actuarial assumptions used in 2004 and 2003 to determine the pension benefits for the Plan were:

Actuarial Assumptions	2004	2003
Weighted average discount rate	5.50%	5.75%
Expected long-term return on Plan assets	8.00%	8.00%
Weighted average rate of increase in compensation levels	5.00%	5.00%

The expected long-term return on plan assets is based upon the long run performance of the S&P 500, which serves as the benchmark for the asset allocation style.

Our pension plan weighted average asset allocations at December 31, 2004 and 2003, by asset category, are as follows:

Asset Allocation	2004	2003
Equity securities	63%	64%
Fixed Income securities	29%	27%
Cash	7%	9%
Total	100%	100%

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Our investment strategy has been to emphasize growth over time but also provide current income. Our investments are allocated to Large-Cap Growth stocks, Large-Cap Value stocks, Mid-Cap Value stocks, International stocks, and Fixed Income and cash. The long run asset allocation target is benchmarked to a Style Index, represented by 100% S&P 500 with Dividends.

In the third quarter we made total contributions of $403,401, comprised of $29,901 in cash and the officer notes, with a face value of $597,000. This contribution is normally prohibited and requires an exemption from the Department of Labor. Management, based upon the advice of counsel, expected the transaction to be approved by the Department of Labor.

On December 13, 2004, the Department of Labor notified us that they were not going to approve this transaction. We have 90 days from that date to make the remaining required contribution of $373,500. Subsequently, we removed the notes from the Plan and accrued for interest and penalty payments. The full cash contribution, along with the interest and penalties, was made within the 90-day period during the first quarter of 2005.

We expect to contribute an additional $461,420 to the plan in 2005.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
2005	—
2006	60,923
2007	215,245
2008	243,283
2009	274,973
2010 – 2013	874,287

NOTE I—WORKING CAPITAL LOAN

Working Capital Loan	2004	2003
Scrubgrass project working capital loan	$2,653,000	$2,433,261

The Scrubgrass plant working capital loan represents outstanding borrowings due to the Lessor under a Lessee Working Capital Loan Agreement. Under the terms of this agreement, which expires in December 2008, Buzzard may borrow up to $4 million for the ongoing working capital requirements of the Scrubgrass plant. Buzzard paid interest on the outstanding borrowings under this agreement at LIBOR plus 1.25% during 2004 and 2003.

In 2003, the working capital loan balance was included in Other Current Liabilities, as described below.

Other Current Liabilities	2003
Scrubgrass project working capital loan	$2,433,261
Scrubgrass project note payable-current portion (See Note J)	389,535

TOTAL	$2,822,796

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

NOTE J—SECURED PROMISSORY NOTES PAYABLE AND OTHER BORROWINGS

Secured promissory notes payable and other borrowings as of December 31, 2004 and 2003 consist of:

Secured Promissory Notes Payable and Other Borrowings	2004	2003
Sunnyside Project obligations (See Note A)	$583,030	$583,030
Arclight Note Payable, net of debt discount and accrued interest	2,338,840	3,700,000
Accrued interest expense, added to principal balance	1,300	216,160
Vehicle loan	30,953	—

TOTAL	$2,954,123	4,499,190

The Arclight Loan—In September 2003, we secured a $3,700,000 loan from Arclight. The principal note carries an interest rate of 20%. Any unpaid interest that has accrued on the 15th of each month shall be capitalized and added to the balance of the note.

We are only required to make payments to the extent that we receive distributions from Scrubgrass with the exception of making at least one payment in any 24 month period. We are prohibited from incurring additional debt at the EPC Corporation subsidiary. Additionally, we are required to provide Arclight with financial statements and other related information in a timely manner, for which we are paid an annual management fee of $75,000.

Distributions from Scrubgrass are held by an agent bank, J.P. Morgan. Payments are made first to any outstanding interest, second to fees to the agent bank, third to the management fee to us, and fourth to the outstanding principal.

In relation to the Arclight loan, we granted participation rights to share in 50% of the distributions from Buzzard after the $3,700,000 loan and any accrued interest is repaid and after we receive an additional $1,400,000 in distributions. This right terminates on December 31, 2012.

We are required to use all of the distributions from Buzzard to repay this loan and are only required to make payments when we receive distributions. However, we are required to make at least one payment in a 24 month period. We are also required to provide Arclight with financial statements. We are prohibited from incurring additional debt at EPC Corporation, our wholly-owned subsidiary. We are in full compliance with our covenants.

NOTE K—INCOME TAXES

Income tax expense consists of the following for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
ANALYSIS OF INCOME TAX (BENEFIT) EXPENSE
Current
Federal	(863,254)	(320,211)	511,380
State	195,384	187,905	248,627

Total current tax expense	(667,870)	(132,306)	760,007
Deferred
Federal	504,819	127,553	135,910
State	79,006	(21,172)	(38,642)

Total deferred tax expense	583,825	106,381	97,268

TOTAL INCOME TAX (BENEFIT) EXPENSE	(84,045)	(25,925)	857,274

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Income taxes paid during the years ended December 31, 2004, 2003, and 2002 amounted to $288,523, $656,930, and $1,172,127, respectively.

The reconciliation between the actual income tax expense and the income tax expense computed by applying the statutory federal income tax rate to the income before income taxes for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
RECONCILIATION OF TAX (BENEFIT) EXPENSE
Federal tax (benefit) expense at 34%	(1,372,427)	(384,368)	678,523
State tax expense, net of federal tax benefit	91,041	110,044	89,364
State tax valuation allowance, net of federal tax benefit	—	—	85,827
Federal valuation allowance	1,183,671	236,241	—
Permanent differences	13,670	12,158	3,560
Other	—	—	—

TOTAL INCOME TAX (BENEFIT) EXPENSE	(84,045)	(25,925)	857,274

The components of the net deferred income tax (asset) liability as of December 31, 2004 and 2003 are as follows:

	2004	2003
ANALYSIS OF DEFERRED TAX (ASSET) LIABILITY
Deferred tax assets
Accrued lease expense	31,442,172	30,572,808
Deferred gain (1)	1,329,203	1,525,562
Stocks and warrants	838,902	156,577
Other comprehensive income	127,131	213,047
Pre-acquisition net operating loss carry forward of Microgy	480,225	497,285
Federal NOL & AMT Credits	972,247	429,205
State net operating loss carry forwards	152,937	20,570

Total deferred tax assets	35,342,817	33,415,054

Deferred tax liabilities
Accrued power generation revenue	31,442,172	30,572,808
Defined benefit pension plan contribution	278,401	234,574
Licensed technology rights	1,097,733	1,206,832
Deferred lease rights (2)	695,000	755,000

Total deferred tax liabilities	33,513,306	32,769,214
Less: valuation allowances	(1,829,511)	(645,840)

DEFERRED INCOME TAX (ASSET) LIABILITY, net	0	0

(1)	Deferred tax effect of the sale of the Scrubgrass project for which the net gain was deferred for financial reporting purposes.
(2)	In 2003, the deferred gain was presented net of Deferred Lease Rights.

As of December 31, 2004, we have Federal and state net operating loss carry forwards of $3,837,163 and $5,145,283, respectively, which are available to reduce future taxable income. These include net operating loss carry forwards relating to the acquisition of Microgy and expire at various dates through 2020 as well as the

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Federal net operating loss generated in the current year. Due to the change of ownership provisions in Section 382 of the Internal Revenue Code, our utilization of Microgy’s pre-acquisition net operating loss carry forwards is limited to $367,911 per year.

As of December 31, 2004, we had a $1,829,511 valuation allowance primarily for the tax benefit of net operating loss carry forwards which may not be realized in the future.

NOTE L—SHAREHOLDERS’ EQUITY

Stock Split and Restatement

On November 19, 2004, our shareholders approved a one-for-seven reverse stock-split. The authorized amount of common shares was decreased from 150 million shares to 21.4 million shares. We have retroactively restated all historical share and per share information in the accompanying consolidated financial statements and footnotes.

Stock Options and Warrants

In November 2001, our Board of Directors and stockholders approved the 2001 Stock Incentive Plan (“the 2001 Plan”), which provides for the award of up to 428,571 shares of common stock to eligible employees, consultants and directors of EPC. In September 2004, we increased the number of shares available under the plan to 857,143. Our awards under the 2001 Plan may consist of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and other stock awards. The 2001 Plan provides that stock options and similar awards may be issued with exercise periods of up to 10 years and minimum option prices equal to 100 percent of the fair market value of the common stock on the date of grant (110 percent of the fair market value in the case of individuals holding 10% or more of our common stock). During 2004, we granted options for 288,579 shares under the 2001 Plan. As of December 31, 2004, there were 273,275 shares available for grant under the 2001 Plan.

We have reserved 57,857 shares of common stock for issuance upon exercise of stock options which are outstanding or may be granted under our 1993 Director Plan. The options granted under the 1993 Director Plan were principally intended to constitute non-qualified options with an option price of 100 percent of the fair market value of the common stock on the date of the grant. The options vest at the date of grant and expire 10 years from the date of grant. We granted 22,144 shares in 2002 and 2,858 shares in 2001. As of December 31, 2002, the 1993 Director Plan has been terminated and replaced by the 2002 Director Plan.

In July 2002, our Board of Directors and stockholders approved the 2002 Director Option Plan (“the 2002 Director Plan”), which provides for the award of up to 285,714 shares of common stock to eligible directors of the company. The options granted under the 2002 Plan were principally intended to constitute non-qualified options with an option price of 100 percent of the fair market value of the common stock on the date of the grant. The options vest at the date of grant and expire 10 years from the date of grant. We granted options for 57,144 shares under the 2002 Director Plan during 2004. As of December 31, 2004, there were 160,712 shares available for grant under the 2002 Director Plan.

During 2004, we granted options and warrants for 952,836 shares of common stock to related parties outside of stock plans. These stock options and warrants are discussed in Note O.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Stock option & warrant transactions during 2004, 2003 and 2002 are summarized as follows:

Outstanding Options & Warrants	Shares	Exercise Price Range
Balance at January 1, 2002	95,904	3.01	21.56
Options Granted in 2002	155,804	1.40	4.55
Options Expired or Exercised in 2002	—

Balance at December 31, 2002	251,708	1.40	21.56
Options Granted in 2003	995,000	1.19	12.25
Options Expired or Exercised in 2003	(59,285)

Balance at December 31, 2003	1,187,423	1.19	21.56
Options Granted in 2004	1,298,559	6.02	8.47
Options Expired or Exercised in 2004	(159,986)

Balance at December 31, 2004	2,325,996	1.19	21.56

Options & Warrants Issued	TOTAL	Below Market Price	At Market Price	Above Market Price
Options Issued in 2002	155,804	—	128,576	27,228

Avg. Fair Value	$2.39	NA	$4.72	$0.39
Avg. Exercise Price	$3.38	NA	$0.39	$3.90
Options Issued in 2003	995,000	—	210,577	784,423

Avg. Fair Value	$2.06	NA	$0.27	$1.23
Avg. Exercise Price	$5.53	NA	$1.23	$5.55
Options Issued in 2004	1,298,559	—	610,010	688,549

Avg. Fair Value	$5.41	NA	$0.89	$4.78
Avg. Exercise Price	$7.44	NA	$4.78	$7.47

The following table summarizes information about our options and warrants outstanding as of December 31, 2004:

SUMMARY OF OPTIONS & WARRANTS

	Outstanding			Exercisable
Exercise Price	Shares	Remaining Life	Price	Shares	Price
greater than $7.00	1,212,556	4.87	7.93	845,867	8.09
equal to $7.00	476,146	7.80	7.00	476,145	7.00
less than $7.00	637,294	5.61	2.70	601,291	2.60

TOTAL	2,325,996	5.67	6.31	1,923,304	6.10

Dividends

Since December 2000, our Board of Directors has not declared dividends on its common stock. Due to the acquisition of Microgy and anticipated expansion of its business, our Board of Directors has concluded that available cash flows should be redirected to operating and investing activities for the foreseeable future.

Buzzard paid dividends of $5,000 per year to a preferred stockholder during 2004, 2003 and 2002. The preferred stockholder is entitled to cumulative dividends of $5,000 per year and has a liquidation preference to receive $500 per share, plus any cumulative unpaid dividends, prior to the distribution of any remaining assets to common shareholders. There were no dividends in arrears to the preferred stockholder as of December 31, 2004.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Other Equity Transactions

We have outstanding notes receivable from officers and directors for shares purchased in connection with the 1990 Stock Plan and 1993 Director Plan which amounted to $640,110 and $645,948 as of December 31, 2004 and 2003. The notes, which are classified as a reduction of shareholders’ equity, are payable upon demand and bear interest at a floating rate which is payable monthly. The notes are also secured by the shares purchased by the officers and directors.

On May 19, 2004 we successfully completed a private placement of securities, raising $5,640,000 in gross proceeds. We issued 1,017,712 shares of common stock (including 10,627 shares described in Note O) and warrants to purchase 659,976 shares of common stock as a result of this private placement. The proceeds have been allocated to the common stock and warrants based on relative fair values. The value assigned to the warrants is included in paid in capital in the balance sheet as of December 31, 2004.

NOTE M—COMMITMENTS

Corporate

We are obligated under various non-cancelable operating leases for office space and automotive vehicles. As of December 31, 2004, the future minimum payments due under these leases are as follows:

NON-CANCELABLE OPERATING LEASES

2005	2006	2007	2008	2009	Thereafter	Total
$176,187	156,199	29,582	—	—	—	$361,968

Rent expense for these operating leases was $157,932, $107,180, and $94,758 in 2004, 2003 and 2002, respectively.

We are obligated to make at least one payment in any 24-month period to satisfy the terms of the Arclight loan, described above. All distributions from Buzzard will be used to repay these obligations. The future minimum principal repayments are:

ARCLIGHT LOAN

2005	2006	2007	2008	2009	Thereafter	Total
$1	1	1	1	1	2,340,135	$2,340,140

Scrubgrass Plant

We are obligated under a facility lease related to the Scrubgrass plant. As of December 31, 2004, the estimated minimum lease payments over the remaining 14.5 year base term of the Scrubgrass lease are as follows:

FUTURE MINIMUM SCRUBGRASS LEASE PAYMENTS

2005	2006	2007	2008	2009	Thereafter	Total
$21,715,000	26,058,000	28,910,000	29,390,000	32,459,000	187,391,000	$325,923,000

Our Scrubgrass plant lease expense was $22,065,685, $22,382,152, and $25,291,293 in 2004, 2003 and 2002, respectively. As discussed in Note A, in addition to scheduled base rent and additional rent payments, the

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

Scrubgrass plant lease expense includes principal, interest and related fees on the Lessor’s debt obligations. Since a portion of the Lessor’s debt obligations have variable interest rates, we have estimated its future minimum lease payments using average interest rates of 3.27% for the tax-exempt bonds.

As discussed in Notes A and B, the Lessor has an interest rate swap arrangement for one of its term debt obligations which is considered a derivative instrument.

We have also been assigned various long-term non-cancelable obligations under contractual agreements for fuel handling and excavation, limestone supply, and waste disposal. The contractual terms are generally for 5 to 15 years and provide for renewal options. The estimated future minimum payments due under these non-cancelable obligations at December 31, 2004 are as follows (See Note A):

ESTIMATED FUTURE MINIMUM PAYMENTS DUE UNDER THESE NON-CANCELABLE OBLIGATIONS—FUEL

2005	2006	2007	2008	2009	Thereafter	Total
$2,513,000	2,599,000	2,687,000	2,385,000	2,061,000	6,626,000	$18,871,000

NOTE N—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments primarily consist of cash and cash equivalents, restricted cash, receivable from utility, accounts payable, Lessee working capital loan, short-term debt obligations and long-term debt obligations. As of December 31, 2004 and 2003, the carrying amounts for cash and cash equivalents, restricted cash, receivable from utility, accounts payable, Lessee working capital loan and short-term debt obligations approximate fair value because of the short maturity of these instruments. As of December 31, 2004, the carrying amounts for the long-term debt obligations also approximate fair value because 96% of such obligations or $138,253,000 incur interest at variable rates or quoted bond rates. The remainder of our long-term debt obligations of $3,588,000 and $2,340,140 mature in 2005 and 2012, respectively, and bear interest rates of 7.6725% and 20%, respectively.

NOTE O—RELATED PARTY TRANSACTIONS

On September 14, 2001, we borrowed $750,000 from Alco Financial Services, LLC (“Alco”). Robert Weisberg, a Director of Environmental Power, Corp. is the President, Director and a member of Alco. The loan was evidenced by a one-year promissory note that bears interest at the prime rate plus 3.5%. We also pay an administrative fee of 0.6% per month and paid a commitment fee of $7,500 to secure the loan. In connection with the loan, we granted Alco five year warrants to purchase 50,000 shares of common stock at $0.60 per share. During 2003, we recognized interest expense and administrative fees of $75,252 for this loan. The loan was fully discharged in September 2003 using proceeds from the Arclight loan.

In May 2001, we granted Mr. Weisberg five-year options to purchase 14,285 shares of common stock at $3.01 per share. In September 2001, we granted Mr. Weisberg five-year options to purchase 50,000 shares of common stock at $5.04 per share. The options were issued in exchange for Mr. Weisberg’s services performed for EPC. We reported the fair value of the securities granted to Mr. Weisberg as stock-based compensation in our general and administrative expenses for 2001. The fair value of the securities granted to Alco, along with the commitment fee and related legal expenses were reported as deferred financing costs and were amortized over the initial term of the loan.

On May 2, 2002, Benjamin Brant, a former director of EPC and a former officer of our Microgy subsidiary, granted to EPC a transferable one-year option to purchase 257,498 shares of his Common Stock at $2.45 per share. EPC is required to exercise the option to purchase at least 48,980 of such shares by specified times. To the extent any portion of the option expires unexercised, Mr. Brant would grant EPC a transferable right of first refusal for the underlying shares for a 12 month period beginning upon expiration of the option. Mr. Brant also

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

agreed to deliver an additional 28,216 shares of his Common Stock to EPC in satisfaction of an obligation in the amount of $69,129 to Microgy by a company of which Mr. Brant is a principal. Mr. Brant had previously guaranteed this obligation to Microgy under a June 2001 agreement. Mr. Brant also agreed to a 24 month standstill whereby an additional 107,580 shares of his Common Stock would not be sold into the public markets.

On May 3, 2002, EPC exercised the option to purchase 17,142 shares of Mr. Brant’s Common Stock by a cash payment of $42,000. On May 3, 2002, Mr. Brant also delivered 28,216 shares of his Common Stock to EPC in full satisfaction of the obligation to Microgy described in the previous paragraph. On May 17, 2002, EPC exercised the option to purchase 2,894 shares of Mr. Brant’s Common Stock by a cash payment of $7,091. As of March 5, 2003 EPC had exercised the option to purchase 100% of the required 48,979 shares. The shares acquired by the Company from Mr. Brant are being held as treasury shares, reducing the outstanding Common Stock.

On May 22, 2002, EPC granted Madison Power a ten-year option to purchase 14,285 shares of common stock at $4.06 per share. Edward Chapman, a Senior Vice President of EPC, is an owner of Madison Power. The options were issued in exchange for Mr. Chapman’s services prior to joining EPC as an employee. We recorded a $49,707 expense related to these options.

On June 12, 2003 we granted August Schumacher 7,143 options to purchase shares of common stock in lieu of cash compensation for services rendered as a director of the company. No compensation expense was recorded since the fair value of the options was below the exercise price.

On June 23, 2003, we granted 14,285 shares of stock to Jeffrey Dasovich, an employee of the company, in lieu of cash compensation for services rendered between June 23, 2003 and September 1, 2003. We recorded a compensation expense of based on the closing share price of $2.03 on that day or a total of $29,000 for these options.

On July 3, 2003, we granted 714,285 options to purchase shares of common stock to Kamlesh Tejwani, President and Chief Executive Officer, as part of his compensation package. 357,142 vest on April 3, 2004 at an exercise price of $1.75 per option. 178,751 vest on January 3, 2005 at an exercise price of $7.00 per option. The remaining options vest on January 3, 2006 at an exercise price of $10.50 per option. No compensation expense was recorded since the fair value of the options was below the exercise price.

On July 29, 2003, we granted 89,286 shares of stock (over a five-month period) and 128,571 options to purchase shares of common stock to Steven Wildstein for consulting services rendered. The options vest over a six-month period at exercise prices ranging from $3.50 to $10.50 per option. These shares and options resulted in a 2003 compensation expense of $559,073. Additional compensation expense will be recorded in 2004.

On July 29, 2003 and September 9, 2003, we granted Richard Steubi, 7,142 and 5,714 shares of stock, respectively, for services rendered. Mr. Steubi is President of Next Wave Energy, a consulting firm focused on renewable and alternative energy. These options were recorded as a $66,200 expense.

On August 8, 2003 we issued 2,263 shares of stock each to August Schumacher, Robert Weisberg, Jessie Knight Jr., and Peter Blampied, respectively. These shares were issued in lieu of cash compensation for services rendered as Directors of the company. The aggregate compensation expense recorded was $27,243 based upon the closing share price of $3.01 on the day of issue.

On October 29, 2003 we issued 4,300 shares of stock to various employees of the company as part of their incentive compensation. We recorded a $31,595 compensation expense for these shares of stock.

On June 24, 2004, we issued options to purchase 21,429 shares of common stock at a price of $8.47 per share to The Equity Group for services rendered. These options were recorded as a $45,482 expense, based upon the fair value of the options.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

On November 17, 2004, we issued warrants to purchase 7,144 shares of common stock at a price of $7.70 per share to C.P. Blouin, Inc. These warrants fully vest upon the successful completion of two projects. We recorded a $5,678 expense related to these warrants based upon the fair value for the warrants and adjusted for the vesting period.

On December 13, 2004, we issued 10,627 shares of common stock to persons associated with Westminster Securities Corporation in lieu of cash commissions for services as placement agent related to the 2004 Private Placement. We recorded a $74,920 compensation expense related to this issuance.

NOTE P—SEGMENT INFORMATION

We manage and evaluate our operations in two reportable business segments: Buzzard and Microgy. These segments have been classified separately by the chief operating decision maker because of the different technologies used in the generation of energy and the future growth prospects of those technologies. Our reportable business segments, which are described in Note A, follow the same significant accounting policies discussed in Note B. Financial data for reportable business segments is as follows:

SEGMENT INFORMATION (UNAUDITED)	Buzzard	Microgy	All Other Segments	Consolidated
Year Ended December 31, 2004
Revenues	56,053,962	3,736,427	—	59,790,389
Interest income	20,880	—	23,645	44,525
Interest expense	41,365	—	713,971	755,336
Depreciation and amortization	257,409	195,176	19,338	471,923
Amortization of deferred gain	—	—	308,411	308,411
Capital expenditures	—	17,778	93,682	111,460
Pre-tax income (loss)	1,792,744	(2,631,695)	(3,203,275)	(4,042,226)
Identifiable assets	97,633,788	11,116,259	197,805	108,947,852
Year Ended December 31, 2003
Power generation revenues	53,364,615	—	—	53,364,615
Interest income	16,185	—	14,967	31,152
Interest expense	53,400	—	298,355	351,755
Depreciation and amortization	283,868	194,565	16,922	495,355
Amortization of deferred gain	—	—	308,411	308,411
Capital expenditures	—	—	7,739	7,739
Pre-tax income (loss)	1,854,433	(1,718,108)	(1,140,409)	(1,004,084)
Identifiable assets	93,205,799	8,634,334	1,314,235	103,154,368
Year Ended December 31, 2002
Power generation revenues	54,983,934	—	—	54,983,934
Interest income	22,607	—	24,860	47,467
Interest expense	78,964	—	62,562	141,526
Depreciation and amortization	312,747	194,055	37,994	544,796
Amortization of deferred gain	—	—	308,411	308,411
Sale of NOx emission credits	2,428,200	—	—	2,428,200
Capital expenditures	—	—	50,533	50,533
Pre-tax income (loss)	2,046,172	(2,586,146)	2,535,631	1,995,657
Identifiable assets	83,106,156	8,415,600	1,436,143	92,957,899

There were no transactions between reportable business segments. Excluding reportable business segments, we had income from the settlement of the Sunnyside Project litigation, general corporate assets and operating activities for its corporate office. General corporate assets, included in All Other Segments, primarily consist of

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements—(Continued)

cash and equivalents, office equipment, prepaid expenses and a deferred income tax asset. Since the Sunnyside Project is no longer an operating business, this income was not included in a reportable business segment and therefore is included in “Other” in the table above.

NOTE Q—SELECTED UNAUDITED QUARTERLY FINANCIAL RESULTS

The following tables set forth certain unaudited quarterly data of the Company for each of the quarters in the fiscal years ended December 31, 2003 and 2004. This information has been prepared on the same basis as the annual financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the selected quarterly information when read in conjunction with the annual financial statements and the notes thereto included elsewhere in this document. The quarterly operating results are not necessarily indicative of future results of operations. See “Factors That May Affect Future Results and Financial Condition—Historical Net Losses; Variability of Quarterly Results.”

	3/31/2003	6/30/2003	9/30/2003	12/31/2003	3/31/2004	6/30/2004	9/30/2004	12/31/2004
	(in thousands)
REVENUES
Power Generation Revenues	$14,535	$12,554	$11,923	$14,352	$14,338	$11,603	$15,102	$15,011
Product Sales	—	—	—	—	—	—	1,670	2,066

Total	$14,535	$12,554	$11,923	$14,352	$14,338	$11,603	$16,772	$17,077

COSTS AND EXPENSES
Operating expenses	$5,589	$8,059	$6,020	$5,455	$6,281	$9,204	$7,043	$6,098
Lease expenses	5,040	4,643	4,756	7,943	4,797	4,817	4,760	7,692
COGS	—	—	—	—	—	—	1,670	2,066
General and administrative	1,445	1,288	1,705	1,206	1,323	1,554	1,397	1,843
Non-cash compensation expense (income)	—	—	515	198	231	2,206	(451)	333
Depreciation and amortization	124	124	124	123	124	121	111	116

Total	$12,198	$14,114	$13,120	$14,925	$12,756	$17,902	$14,530	$18,148

OPERATING INCOME	$2,337	$(1,560)	$(1,197)	$(573)	$1,582	$(6,299)	$2,242	$(1,072)

OTHER INCOME (EXPENSE):
Interest income	$6	$5	$14	$6	$6	$10	$14	$14
Interest expense	(25)	(22)	(89)	(216)	(208)	(179)	(181)	(187)
Amortization of deferred gain	77	77	77	77	77	77	77	77
NOx emission credits sales	—	—	—	—	—	—	—	—
Other income (expense)	—	4	(6)	4	—	—	(224)	—

Total	$58	$64	$(4)	$(129)	$(125)	$(92)	$(314)	$(96)

INCOME (LOSS) BEFORE INCOME TAXES	$2,395	$(1,496)	$(1,201)	$(702)	$1,458	$(6,391)	$1,928	$(1,167)

INCOME TAX EXPENSE (BENEFIT)	$1,246	$(694)	$(453)	$(125)	$29	$(261)	$(305)	$453

NET INCOME (LOSS)	$1,149	$(802)	$(748)	$(577)	$1,429	$(6,130)	$2,233	$(1,620)

WEIGHTED AVG SHARES OUTSTANDING:
Basic	3,116	3,113	3,482	3,482	3,822	4,409	4,871	4,963
Diluted	3,118	3,113	3,482	3,482	4,277	4,409	5,288	4,963

EARNINGS (LOSS) PER COMMON SHARE
Basic	$0.37	$(0.26)	$(0.21)	$(0.17)	$0.37	$(1.39)	$0.46	$(0.33)
Diluted	$0.37	$(0.26)	$(0.21)	$(0.17)	$0.33	$(1.39)	$0.42	$(0.33)

NOTE R—SUBSEQUENT EVENT ON EQUITY OFFERING

On February 3, 2005, we completed an underwritten public offering of our common stock. We issued 2,500,000 new shares of common stock at a price of $5.50 per share and raised $12,159,375 in net proceeds.

Item 1. Financial Statements

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (unaudited) as of June 30, 2005 and December 31, 2004

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$7,696,160	$382,961
Restricted cash	3,024,830	1,916,887
Receivables	14,382,611	16,313,787
Fuel inventory	975,154	1,269,297
Unbilled revenues	—	624,683
Other current assets	888,186	171,230

Total Current Assets	$26,966,941	$20,678,845
Property, Plant, and Equipment, net	$459,885	$424,407
Lease Rights, net	1,639,989	1,714,491
Accrued Power Generation Revenues	77,517,314	77,456,366
Goodwill	4,912,866	4,912,866
Unrecognized Prior Pension Service Cost	225,328	225,328
Licensed Technology Rights, net	2,978,546	3,071,296
Notes Receivable, net	2,361,000	—
Other Assets	532,492	464,253

TOTAL ASSETS	$117,594,361	$108,947,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$11,394,620	$12,119,212
Working capital loan	902,000	2,653,000
Billings in excess of revenues	1,264,617	—

Total Current Liabilities	$13,561,237	$14,772,212

Deferred Gain, net	$3,392,517	$3,546,723
Secured Promissory Notes Payable and Other Borrowings	2,793,992	2,954,123
Accrued Lease Expenses	77,517,314	77,456,366

Total Liabilities	$97,265,060	$98,729,424

Minority Interests	$100	$100
Shareholders’ Equity
Preferred stock (1)	$—	$—
Preferred stock (2)	100	100
Common stock (3)	75,060	49,714
Additional paid-in capital	27,553,798	14,946,486
Accumulated deficit	(7,411,670)	(5,331,347)
Accumulated other comprehensive loss	(204,858)	(204,858)
Treasury stock (4)	(385,402)	(385,402)
Deferred compensation	1,340,392	1,783,745
Notes receivable from officers and board members	(638,219)	(640,110)

Total Shareholders’ Equity	$20,329,201	$10,218,328

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$117,594,361	$108,947,852

(1)	$.01 par value; 2,000,000 shares authorized, no shares issued.
(2)	Preferred stock of subsidiary, no par value, 10 shares authorized; 10 shares issued as of June 30, 2005 and December 31, 2004, respectively.
(3)	$.01 par value; 21,400,000 shares authorized; 7,505,988 issued and 7,417,558 outstanding as of June 30, 2005; 21,400,000 shares authorized; 4,971,417 issued and 4,882,987 outstanding as of December 31, 2004.
(4)	88,430 shares at cost, as of June 30, 2005 and December 31, 2004.

See Notes to Condensed Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (unaudited)

for the Three and Six Months Ended June 30, 2005 and June 30, 2004

	3 Months Ended		6 Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES
Power Generation Revenues	$13,907,353	$11,602,886	$27,821,865	$25,941,274
Product Sales	945,316	—	2,201,818	—
TOTAL REVENUES	$14,852,669	$11,602,886	$30,023,683	$25,941,274

COSTS AND EXPENSES:
Buzzard
Operating expenses (1)	$6,264,148	$9,204,006	$12,496,387	$15,485,128
Lease expenses (2)	5,736,523	4,816,720	11,306,319	9,613,404
Microgy
Cost of goods sold	1,923,565	—	3,469,235	—
General and administrative (3)	3,023,237	1,553,759	4,872,203	2,876,424
Non-cash compensation	225,737	2,206,487	(361,820)	2,438,309
Depreciation and amortization	122,338	121,356	238,891	245,345

TOTAL COSTS AND EXPENSES	$17,295,548	$17,902,328	$32,021,215	$30,658,610

OPERATING LOSS	$(2,442,879)	$(6,299,442)	$(1,997,532)	$(4,717,336)

OTHER INCOME (EXPENSE):
Interest income	$71,862	$10,378	$98,098	$16,673
Interest expense	(125,343)	(179,085)	(263,293)	(387,065)
Amortization of deferred gain	77,102	77,102	154,205	154,205
Other (expense) income	28,392	—	28,392	—

TOTAL OTHER (EXPENSE) INCOME	$52,013	(91,605)	$17,402	$(216,187)

LOSS BEFORE TAXES	$(2,390,866)	$(6,391,047)	$(1,980,130)	$(4,933,523)

INCOME TAX PROVISION EXPENSE (BENEFIT)	93,397	(261,062)	97,693	(232,389)

NET LOSS	$(2,484,263)	$(6,129,985)	(2,077,823)	$(4,701,134)

Preferred Securities Dividend Requirements of Subsidiary	$(1,250)	$(1,250)	$(2,500)	$(2,500)
Loss Available to Common Shareholders	$(2,485,513)	$(6,131,235)	$(2,080,323)	$(4,703,634)

Weighted Average Common Shares Outstanding
Basic	7,417,558	4,408,792	6,886,775	4,112,536
Diluted	7,417,558	4,408,792	6,886,775	4,112,536

EARNINGS PER COMMON SHARE
Basic	$(0.34)	$(1.39)	$(0.30)	$(1.14)
Diluted	$(0.34)	$(1.39)	$(0.30)	$(1.14)

(1)	Operating expenses include fuel costs, maintenance costs, plant labor costs, operator costs, and other costs.
(2)	Lease expenses include principal, interest payments, equity rents, additional rents, and accrued lease expenses.
(3)	General and administrative expenses include labor expenses, travel & entertainment expenses, insurance costs, and professional service fees.

See Notes to Condensed Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (unaudited)

for the Six Months Ended June 30, 2005 and June 30, 2004

	Six Months Ended
	June 30, 2005	June 30, 2004
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,077,823)	$(4,701,134)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	238,891	245,345
Amortization of deferred gain	(154,206)	(154,205)
Interest expense, accrued and added to balance of borrowing	79,059	153,203
Non-cash, stock based compensation (income) expense	(361,820)	2,438,309
Provision for bad debts	750,000	—
Accrued power generation revenues	(60,948)	(1,070,815)
Accrued lease expenses	60,948	1,070,815
Changes in operating assets and liabilities:
Decrease in receivables	1,931,176	2,004,487
Decrease in fuel inventory	294,143	—
Decrease (increase) in unbilled revenues	624,683	(665,807)
Increase (decrease) in other current assets	(716,956)	3,423
Increase in notes receivable, net	(3,111,000)	—
Increase in other assets	(68,239)	(492,407)
Decrease in accounts payable and accrued expenses	(726,341)	1,705,375
Decrease in other current liabilities	—	(389,535)
Increase in billings in excess of revenues	1,264,617	—

Net cash (used for) provided by operating activities	$(2,033,816)	147,054

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	$(1,107,943)	$(1,146,937)
Property, plant and equipment expenditures	(107,117)	(5,064)

Net cash used for investing activities	$(1,215,060)	$(1,152,001)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend payments on preferred stock of subsidiary	$(2,500)	$(2,500)
Proceeds from sale of common stock	12,409,375	—
Repayments under secured promissory note payable	(237,441)	—
Private placement of common stock	—	5,068,019
Repayment of secured promissory note payable	—	(777,391)
Repayments of notes receivable from officers and board members	1,891	—
Exercise of stock options	141,750	—
Net repayments under working capital loan	(1,751,000)	(842,261)

Net cash provided by financing activities	$10,562,075	$3,445,867

INCREASE IN CASH AND CASH EQUIVALENTS	$7,313,199	$2,440,920

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$382,961	1,444,870

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,696,160	$3,885,790

See Notes to Condensed Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Equity for Six Months Ended June 30, 2005

	Preferred Stock— Shares	Preferred Stock— Amount	Common Stock— Shares	Common Stock— Amount	Additional Paid-in Capital	Accum. Deficit	Accum. Other Comp. Loss	Treasury Stock— Shares	Treasury Stock— Amount	Deferred Compensation	Receivable— Officers & Directors	Total
Balance at December 31, 2004	10	$100	4,971,417	$49,714	$14,946,486	$(5,331,347)	$(204,858)	88,430	$(385,402)	$1,783,745	$(640,110)	$10,218,328
Dividends paid at subsidiary						(2,500)						(2,500)
Issuance options & warrants for services			—	—	81,533	—	—	—	—	(443,353)	—	(361,820)
Exercise of Stock Options			34,571	346	141,404							141,750
Secondary Public Offering			2,500,000	25,000	12,384,375							12,409,375
Principal repayment on officer note											1,891	1,891
Net loss						(2,077,823)						(2,077,823)
Balance at June 30, 2005	10	$100	7,505,988	$75,060	$27,553,798	$(7,411,670)	$(204,858)	88,430	$(385,402)	$1,340,392	$(638,219)	$20,329,201

Notes to Condensed Consolidated Financial Statements

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Environmental Power Corporation (“we”, “us”, “EPC”, or the “Company”) and our subsidiaries have been prepared in accordance with the instructions to Form 10-Q and include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of results to be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and footnotes included in our Annual Report on Form 10-K for the year ended December 31, 2004.

NOTE B—EARNINGS PER COMMON SHARE

We compute basic earnings per share by dividing net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. We compute our diluted earnings per common share using the treasury stock method. For purposes of calculating diluted earnings per share, we consider our shares issuable in connection with stock options to be dilutive common stock equivalents when the exercise price is less than the average market price of our common stock for the period. We exclude anti-dilutive common stock equivalents from the calculation of diluted earnings per share. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the three and six months ended June 30, 2005 and 2004.

Earnings Per Share	Three Months Ended		Six Months Ended
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Income (Loss) available to shareholders	$(2,484,263)	$(6,129,985)	$(2,077,823)	$(4,701,134)
Dividends to preferred stockholders	(1,250)	(1,250)	(2,500)	(2,500)
Earnings (Numerator)	$(2,485,513)	$(6,131,235)	$(2,080,323)	$(4,703,634)
Basic Shares (Denominator)	7,417,558	4,408,792	6,886,775	4,112,536

Basic EPS	$(0.34)	$(1.39)	$(0.30)	$(1.14)

Assumed exercise of dilutive stock options	—	—	—	—
Diluted Shares	7,417,558	4,408,792	6,886,775	4,112,536

Diluted EPS	$(0.34)	$(1.39)	$(0.30)	$(1.14)

NOTE C—STOCK OPTIONS AND STOCK-BASED COMPENSATION

We have elected to account for stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which uses the intrinsic value method of accounting. Accordingly, the Company has not recognized compensation expense for the fair value of certain stock-based awards in its condensed consolidated statements of operations.

We account for non-employee stock compensation under SFAS 123 and EITF 96-18. We record the compensation expense over the period of service at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of the options or warrants is calculated using a Black-Scholes option model.

During the six months ended June 30, 2005, we issued 301,790 options under the 2001 Stock Incentive Plan. No options were issued during the three months ended June 30, 2005.

During the three months ended June 30, 2004, we issued 287,142 options under the 2001 Stock Incentive Plan and 57,142 options under the 2002 Director Option Plan. During the six months ended June 30, 2004, we issued 288,571 options under the 2001 Stock Incentive Plan, 57,142 options under the 2002 Director Option Plan, and 285,714 options outside of any plan.

Notes to Condensed Consolidated Financial Statements—(Continued)

We recorded $225,738 of stock-based compensation expense in the three months ended June 30, 2005 and $361,820 of stock based compensation income for the six months ended June 30, 2005. We recorded $2,206,487 of stock-based compensation expense in the three months ended June 30, 2004 and $2,438,309 in the six months ended June 30, 2004. The following table shows the composition of the non-cash, stock-based compensation for the three and six months ended June 30, 2005.

NON-CASH STOCK-BASED COMPENSATION	Three Months	Six Months	Three Months	Six Months
	June 30, 2005		June 30, 2004
Stock & option grants to non-employees	$55,322	$81,534	$—	$226,974
Stock grants to employees	27,559	56,646	29,087	33,935
Expense (income) related to variable accounting treatment of options	142,856	(500,000)	2,177,400	2,177,400

Total non-cash stock-based compensation	$225,737	$(361,820)	$2,206,487	$2,438,309

The following table reflects pro forma net income and earnings per share had the Company elected to record expense for employee stock options under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation.”

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Fair Market Per Share	$2.35	$6.09	$2.35	$6.09

Assumptions
Risk-free rate of return	4.48%	3.88%	4.48%	3.88%
Volatility	34.35%	97.93%	34.35%	97.93%
Expected annual dividend yield	0.00%	0.00%	0.00%	0.00%
Option Life (years)	6	9	6	9

Net (loss) income available to common shareholders	(2,485,513)	(6,131,235)	(2,080,323)	(4,703,634)
add back: compensation expense (income) under the intrinsic value method	142,857	2,177,400	(500,000)	2,177,400
subtract: additional compensation expense under SFAS 123, net of taxes	(694,031)	(293,064)	(930,444)	(794,621)

Net (loss) income available to common shareholders under SFAS 123	$(3,036,687)	$(4,246,899)	$(3,510,767)	$(3,320,855)

Basic EPS, as reported	$(0.34)	$(1.39)	$(0.30)	$(1.14)
Basic EPS, under SFAS 123	(0.41)	(0.96)	(0.51)	(0.81)
Diluted EPS, as reported	(0.34)	(1.39)	(0.30)	(1.14)
Diluted EPS, under SFAS 123	(0.41)	(0.96)	(0.51)	(0.81)

NOTE D—GOODWILL AND INTANGIBLE ASSETS

Intangible assets are recorded at cost and consist of licensed technology rights and goodwill. Licensed technology rights are being amortized using the straight-line method over a useful life of 20 years. Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible assets and liabilities acquired in a business combination and are not being amortized pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets.”

Notes to Condensed Consolidated Financial Statements—(Continued)

Accumulated amortization of licensed technology rights was $731,454 as of June 30, 2005 and $638,704 as of December 31, 2004. Amortization expense for licensed technology rights was $46,375 and $92,750 for the three and six months ended June 30, 2005, respectively. The future estimated amortization expense for licensed technology rights is as follows:

Estimated Amortization Expense for Licensed Technology Rights

2005 Remaining	2006	2007	2008	2009	Thereafter	Total
$92,750	185,500	185,500	185,500	185,500	2,143,796	$2,978,546

NOTE E—RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 151, Inventory Costs—An amendment of ARB No. 43, Chapter 4 (SFAS 151) was issued in November 2004. SFAS 151 reinforces the requirement that abnormal levels of idle facility expense, freight, handling costs and spoilage are required to be expensed as incurred and not included in overhead. The statement also requires fixed production overheads be allocated to conversion costs based on the production facility’s normal capacity. The provisions in Statement 151 are effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our consolidated financial statements.

FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123(R)) was issued in December 2004. SFAS 123(R) replaces SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. The compensation cost is measured based upon the fair value of the instrument issued. Share-based compensation transactions with employees covered within SFAS 123(R) include stock options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SFAS 123 included a fair-value-based method of accounting for share-based payment transactions with employees, but allowed companies to continue to apply the guidance in APB 25 provided that they disclose in the footnotes to the financial statements the pro forma net income if the fair-value-based method been applied. SFAS 123(R) requires the use of the modified prospective application transition method. The modified prospective application transition method requires the application of this standard to:

•	All new awards issued after the effective date, January 1, 2006;

•	All modifications, repurchases or cancellations of existing awards after the effective date; and

•	Unvested awards at the effective date.

For unvested awards, the compensation cost related to the remaining ‘requisite service’ that has not been rendered at the effective date will be determined by the compensation cost calculated currently for either recognition under SFAS 123. We will be adopting the modified prospective application of SFAS 123(R). The Company has not yet finalized its analysis of the impact related to the implementation of SFAS 123(R).

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE F—RETIREMENT PLAN

Net Periodic Benefit Costs—Our net periodic pension costs are comprised of the following components:

	Six Months Ended
Net Periodic Pension Cost	June 30, 2005	June 30, 2004
Service cost	$139,084	$96,069
Interest cost	66,934	59,431
Expected return on assets	(62,429)	(55,464)
Amortization of prior service cost	8,050	8,050
Amortization of actuarial loss	8,049	9,791

Net periodic pension cost	$159,687	$117,876

Plan Assets—The following table sets out the market value of out retirement plan as of June 30, 2005 and December 31, 2004.

Pension Assets	June 30, 2005	December 31, 2004
Equity securities	$1,209,309	$989,451
Fixed income securities	647,035	457,338
Cash	64,113	113,940

Total	$1,920,457	$1,560,729

Employer Contributions—We made contributions to the pension plan of $380,866 in the first quarter of 2005. See Note L.

NOTE G—LONG TERM LIABILITIES

Long Term Liabilities & Commitments

The following table shows all of our long term liabilities and commitments:

	2005	2006	2007	2008	2009	Thereafter	Total
Operating Leases	$104,206	199,165	40,324	—	—	—	$343,694
ArcLight Loan (1)	—	—	1	1	1	2,183,522	2,183,525
Scrubgrass Lease Payments	10,857,500	26,058,000	28,910,000	29,390,000	32,459,000	187,391,000	315,065,500
Scrubgrass Fuel Contracts	1,256,500	2,599,000	2,687,000	2,385,000	2,061,000	6,626,000	17,614,500

TOTAL	$12,218,206	28,856,165	31,637,325	31,775,001	34,520,001	196,200,522	$335,207,219

EPC Corporation Debt Obligations—On September 4, 2003, we entered into a Note Purchase Agreement with Crystal Creek Coalpower Funding, LLC, an affiliate of ArcLight Energy Partners Fund I, L.P., referred to as ArcLight, pursuant to which our subsidiary, EPC Corporation, which holds as its sole asset the stock of Buzzard, agreed to issue and sell to ArcLight up to $5,400,000 original principal amount of its 20.0% Senior Secured Notes due December 31, 2012, consisting of Note A in the original principal amount of $3,700,000 and Note B in the original principal amount of $1,700,000. ArcLight purchased Note A on September 4, 2003, as a result of which EPC Corporation received gross proceeds of $3.7 million. We do not expect ArcLight to purchase Note B. The aggregate minimum principal and interest to be paid by EPC Corporation on Note A over the term of Note A is $4.8 million. Distributions from Scrubgrass are held by an agent bank, J.P. Morgan. Payments are made first to

Notes to Condensed Consolidated Financial Statements—(Continued)

any outstanding interest, second to fees to the agent bank, third to the management fee to us, and fourth to the outstanding principal. Distributions from Scrubgrass are required to be used to repay Note A. After it is paid in full, we will keep the next $1.4 million of distributions. Thereafter, future distributions will be shared equally through December 31, 2012. Any unpaid interest that has accrued on the 15th of each month is added to the balance of the note.

We are only required to make payments to the extent that we receive distributions from Scrubgrass with the exception of making at least one payment in any 24 month period. We are prohibited from incurring additional debt at the EPC Corporation subsidiary level. Additionally, we are required to provide ArcLight with financial statements and other related information in a timely manner, for which we are paid an annual management fee of $75,000. As of June 30, 2005, we are in full compliance with our covenants under our agreements with ArcLight.

The following table describes our debt obligations as of June 30, 2005 and December 31, 2004:

Long Term Debt Obligations	Balance at June 30, 2005	Balance at December 31, 2004
Sunnyside plant obligations	$583,030	$583,030
Auto loan	27,437	30,953
ArcLight Note Payable	2,183,525	2,340,140

TOTAL	$2,793,992	$2,954,123

Scrubgrass Debt Obligations—Buzzard and the lessor have various debt obligations related to Scrubgrass. Under the terms of the Scrubgrass lease, Buzzard is required to pay the principal, interest and fees for the lessor’s debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. Scrubgrass had the following debt obligations as of June 30, 2005 and December 31, 2004:

Description of the Obligation	Balance at June 30, 2005	Balance at December 31, 2004	Interest Rate
Buzzard’s lease obligations (maturity):
Tax-exempt bonds (2012)	133,340,000	135,600,000	Quoted Bond Rates
Swap rate term loan (2005)	2,093,000	3,588,000	7.6725%

TOTAL	135,433,000	139,188,000

Buzzard’s debt obligations (maturity):
Working capital loan (2008)	902,000	2,653,000	LIBOR + 1.250%

TOTAL	902,000	2,653,000

Because we are not required to fund Buzzard’s operating losses, including payments on lease obligations, or otherwise invest further from sources outside of the Scrubgrass plant, Buzzard’s lease obligations for the lessor’s debt are not reported in our consolidated financial statements. As these debt obligations mature, they will be billed by the lessor to Buzzard and reported as a lease expense in our consolidated financial statements.

Notes Receivable from Officers—We have outstanding notes receivable from officers and directors for shares purchased in connection with stock option plans which amounted to $638,219 and $640,110 as of June 30, 2005 and December 31, 2004, respectively. These notes, secured by the underlying shares of stock, are payable upon demand and bear interest at a floating rate which is payable monthly. In accordance with company policy and applicable law, we no longer make loans to our officers or directors.

Notes to Condensed Consolidated Financial Statements—(Continued)

Sunnyside Contingent Obligations—We had contingent obligations of $1,218,078 on our consolidated balance sheet as of December 31, 2000. The contingent obligations were principally expenses for the sale of Sunnyside which were payable upon collection of certain obligations from the purchasers of Sunnyside. On April 10, 2001, we received aggregate proceeds of $1,500,000 from the purchasers of Sunnyside and resolved litigation by executing a Binding Settlement Agreement. In this agreement, we were formally released from contingent obligations of $177,962. We have also been released by the statute of limitations or the terms of the underlying agreements from additional contingent obligations of $457,086. We reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in our consolidated financial statements for 2001.

Because of the terms of this settlement agreement, which terms represented a substantial compromise of our previous claims against the purchasers of Sunnyside, we are presently considering our rights and obligations with respect to the remaining contingent obligations of $583,030. The unsettled contingent obligations will remain recorded in our consolidated financial statements until the statute of limitations for any legal action relating thereto runs out after 2007.

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE H—SEGMENT INFORMATION

We manage and evaluate our operations in two reportable business segments: the Scrubgrass project (Buzzard) and Microgy. “All Other Segments” is comprised of corporate items that are not directly tied to either operating entity. These segments have been classified separately because of the different technologies used in the generation of energy and the future growth prospects of the businesses. Financial data for reportable business segments is as follows:

SEGMENT INFORMATION (UNAUDITED)	Buzzard	Microgy	All Other Segments	Consolidated
Three Months Ended June 30, 2005
Revenues	13,907,353	945,316	—	14,852,669
Interest income	17,014	—	54,848	71,862
Interest expense	(15,565)	(393)	(109,385)	(125,343)
Depreciation and amortization	59,265	52,694	10,379	122,338
Amortization of deferred gain	—	—	77,102	77,102
Capital (sales) expenditures	—	(8,694)	44,597	35,903
Pre-tax income (loss)	841,114	(2,447,302)	(784,678)	(2,390,866)
Identifiable assets	96,955,279	10,878,545	9,760,537	117,594,361

Three Months Ended June 30, 2004
Power generation revenues	11,602,886	—	—	11,602,886
Interest income	3,610	—	6,768	10,378
Interest expense	(10,797)	—	(168,288)	(179,085)
Depreciation and amortization	67,975	48,675	4,706	121,356
Amortization of deferred gain	—	—	77,102	77,102
Capital expenditures	—	—	5,064	5,064
Pre-tax income (loss)	(3,590,088)	(471,261)	(2,329,698)	(6,391,047)
Identifiable assets	93,197,276	7,718,972	5,806,814	106,723,061

Six Months Ended June 30, 2005
Revenues	27,821,865	2,201,818	—	30,023,683
Interest income	26,098	—	72,000	98,098
Interest expense	(33,049)	(802)	(229,442)	(263,293)
Depreciation and amortization	118,530	104,972	15,389	238,891
Amortization of deferred gain	—	—	154,205	154,205
Capital expenditures	—	4,660	102,457	107,117
Pre-tax income (loss)	1,818,193	(3,556,544)	(241,779)	(1,980,130)
Identifiable assets	96,955,279	10,878,545	9,760,537	117,594,361

Six Months Ended June 30, 2004
Power generation revenues	25,941,274	—	—	25,941,274
Interest income	6,437	—	10,236	16,673
Interest expense	(18,931)	—	(368,134)	(387,065)
Depreciation and amortization	138,919	97,221	9,205	245,345
Amortization of deferred gain	—	—	154,205	154,205
Capital expenditures	—	—	5,064	5,064
Pre-tax income (loss)	(1,064,568)	(1,004,980)	(2,863,975)	(4,933,523)
Identifiable assets	93,197,276	7,718,972	5,806,814	106,723,061

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE I—CONTRACTS

Revenues and profits from our contracts, referred to as product sales, are generally recognized by applying percentages of completion for the period to the total estimated profits for the respective contracts. Percentage of completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, our policy is to record the entire loss during the accounting period in which it is estimated. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. The financial impact of these revisions to any one contract is a function of both the amount of the revision and the percentage of completion of the contract. An amount equal to the costs incurred is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the period such amounts are resolved.

In accordance with normal practice in the construction industry, we include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Billings in excess of revenues represent the excess of billings to date over the amount of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method on certain contracts. Unbilled work represents the excess of contract costs and profits (or contract revenue) recognized to date on the percentage of completion accounting method over billings to date on the remaining contracts. Unbilled work results when the appropriate contract revenue amount has been recognized in accordance with the percentage of completion accounting method, but a portion of the revenue recorded cannot be billed currently due to the billing terms defined in the contract, and/or costs, recorded at estimated realizable value, related to unapproved change orders or claims are incurred. Unbilled work related to our contracts at June 30, 2005 and December 31, 2004, consisted of the following:

Accounting for Contracts	June 30, 2005	December 31, 2004
Billings in excess of revenues (liability)	$1,264,617	$737,082
Unbilled work (asset)	$—	$624,683

NOTE J—NOTES RECEIVABLE

In June 2005, we completed construction of the digesters at Five Star Dairy and Wild Rose Dairy and completed a substantial portion of the digester at Norswiss Dairy. Each digester will begin operations over the next several months. The sales price for each digester is $1,037,000. The Company will be paid from the cash flow from the sale of gas generated under the applicable Biogas Supply Agreement with Dairyland Cooperative, which extends through 11 years after the sale for the facility to which it relates. The Company will be paid up to a maximum of $3,111,000 plus interest at 5% per annum, which is evidenced by three notes of $1,037,000 each. Accordingly, we have valued these notes based on our current estimate of the future cash flow stream from the sale of gas, which we estimate will be $2,361,000. On a go-forward basis, we will continue to evaluate the estimated operating cash flows from these digesters that support the realizability of these notes and make further adjustments, if required.

Notes Receivable	June 30, 2005
Notes receivable (3 notes at $1,037,000 each)	$3,111,000
Bad debt reserve	(750,000)

Notes receivable, net	$2,361,000

Notes to Condensed Consolidated Financial Statements—(Continued)

NOTE K—PUBLIC OFFERING

On February 3, 2005, we successfully completed a public offering of our common stock, raising $12,409,375 in net proceeds. We issued 2,500,000 shares of common stock as a result of this offering.

NOTE L—SUBSEQUENT EVENTS

On July 11, 2005, the Board of Directors voted to authorize management to terminate our pension plan at such time as management deemed appropriate. The termination of the pension plan, which was announced on August 1, 2005, will be effective on September 30, 2005. Participants will receive distributions from the plan based upon the credited years of service at the date of the plan’s termination. The Company may have to make additional contributions to the plan of $350,000 to meet any outstanding obligations. This amount has been accrued as of June 30, 2005.

On July 13, 2005, the Company entered into transition arrangements with Joseph Cresci and Andy Livingston relating to their retirement at the end of this year. The agreements provide for the issuance of additional performance-based options relating to the achievement of Company goals during the transition period, and also provide for severance payments. These agreements do not impact either of their positions on the board of directors.

2,000,000 Shares

Common Stock

PROSPECTUS

MDB CAPITAL GROUP LLC

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses payable by us in connection with the issuance and distribution of the securities being registered hereby are as follows:

Registration fee	$2,117
NASD fee	2,800
Accounting fees and expenses	90,000	*
Legal fees and expenses	250,000	*
Printing, freight and engraving	50,000	*
Transfer agent fee	3,500	*
Miscellaneous	51,583	*

Total	$450,000

*	Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We have included such a provision in our restated certificate of incorporation.

Section 145 of the Delaware General Corporation Law permits us to indemnify, under certain circumstances, any person acting on our behalf who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative for expenses related to such proceeding if the person acted in good faith and in a manner the person reasonable believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. Our bylaws substantively provide that we will indemnify such persons to the fullest extent allowed by the Delaware General Corporation Law.

In addition, we maintain insurance on behalf of our directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Finally, we have entered into an indemnification agreement with Joseph E. Cresci and Donald A. Livingston whereby we agree to indemnify these individuals against any loss, liability, cost or other expense that they incur in relation to certain of their activities related to them acting as either fiduciaries or agents of all of our employee welfare benefit plans, employee pension benefit plans and benefit plans.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, or otherwise, pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS

The following is a list of all exhibits filed as a part of this registration statement:

Exhibit No.	Description

1.01	Form of Underwriting Agreement

2.01	Agreement and Plan of Merger dated as of June 2, 2003, among Environmental Power Corporation, EPC Holdings 1, Inc. and EPC Merger Sub, Inc. (Incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

4.01	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant’s Current Report on Form 8-K dated December 2, 2004)

4.02	Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.02 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

5.01	Opinion of Pierce Atwood LLP

10.01	Note Purchase Agreement, dated September 4, 2003, between EPC Corporation and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.02	20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $3.7 million, made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.03	Form of 20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $1.7 million, to be made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.04	Securities Deposit Agreement, dated September 4, 2003, among EPC Corporation, Crystal Creek Coalpower Funding LLC and the Security Deposit Agent and Securities Intermediary named therein (Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.05	Pledge Agreement, dated September 4, 2003, between the Company and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.05 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.06	Management Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.06 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.07	Tax Sharing Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.07 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.08	Employment Agreement, dated as of July 3, 2003, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003)

10.09	Letter Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.09 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2004)

Exhibit No.	Description

10.10	Services Agreement dated September 13, 2001 between the Company and PG&E Energy Trading Power, L.P. pertaining to the sale and purchase of Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances completed in 2002 (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.11	Purchase and Sale Agreements, dated as of December 18, 1998, January 4, 1999 and January 13, 1999, between PG&E Energy Trading—Power, L.P. and Buzzard Power Corporation pertaining to Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances (Incorporated by reference to Exhibit 10.96 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.12	Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.13	Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated February 22, 1989, as amended by letter agreement dated March 28, 1989, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.14	Second Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated September 27, 1989 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.15	Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 13, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.16	Amendment to the Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated November 27, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.17	Letter Agreement dated December 20, 1990 amending the Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987, as amended and supplemented from time to time through November 27, 1990, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass

Exhibit No.	Description

Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.18	Management Services Agreement by and between Scrubgrass Generating Company, L.P. and PG&E-Bechtel Generating Company dated December 15, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. PG&E-Bechtel Generating Company has assigned its rights to this agreement ultimately to U.S. Gen. (now PG&E National Energy Group) (Incorporated by reference to Exhibit 10.60 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.19	Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Scrubgrass Generating Company, L.P. and Bechtel Power Corporation dated December 21, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. Bechtel Power Corporation has assigned its rights to this agreement ultimately to U.S. Operating Services Company (now PG&E Operating Services Company) (Incorporated by reference to Exhibit 10.61 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.20	First Amendment to the Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Buzzard Power Corporation and, ultimately, U.S. Operating Services Company (now PG&E Operating Services Company) dated December 22, 1995 (Incorporated by reference to Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.21	Stock Pledge Agreement, dated December 19, 1991, between Environmental Power Corporation and Scrubgrass Generating Company, L.P. (Incorporated by reference to Exhibit 10.70 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997)

10.22	Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.71 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.23	Appendix I to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais, which Appendix defines terms used and not otherwise defined in other contracts (Incorporated by reference to Exhibit 10.67 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.24	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.72 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.25	Amendment No. 2, dated as of September 2, 1998, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.91 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.26	Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.80 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

Exhibit No.	Description

10.27	Amendment No. 1, dated as of June 1, 1996, but not executed until July 24, 1998, to the Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.93 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.28	Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.83 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.29	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.85 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.30	Amendment No. 1, updated as of October 9, 1998, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.92 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.31	Amended and Restated Lessee Working Capital Loan Agreement between Scrubgrass Generating Company, L.P., as Lender, and Buzzard Power Corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.84 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.32	Settlement Agreement, dated August 3, 2000 and effective February 27, 2001, among Buzzard Power Corporation, Scrubgrass Generating Company L.P. and Pennsylvania Electric Company (Incorporated by reference to Exhibit 10.99 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.33	Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (Incorporated by reference to Exhibit 10.07 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

10.34	Addendum, dated April 14, 2003, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (Incorporated by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.35	Wisconsin Public Service Corporation Amended and Restated Agreement for Power Purchase with Microgy Cogeneration System, Inc., dated March 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.36	Environmental Power Corporation Retirement Plan, as restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

Exhibit No.	Description

10.37	Trust Agreement for Environmental Power Corporation Retirement Plan, as amended and restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.38	Indemnification Agreement dated February 12, 2002 between the Company and Joseph Cresci, Donald Livingston, William Linehan, and their successors (Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.39	First Amendment, dated July 11, 2002, to the Environmental Power Corporation Retirement Plan (Incorporated by reference to Exhibit 10.107 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.40	EGTRAA Amendment, dated December 19, 2002 and effective January 1, 2002, to the Environmental Power Corporation Retirement Plan (Incorporated by reference to Exhibit 10.108 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.41	Environmental Power Corporation Medical Expense Reimbursement Plan effective as of September 1, 1998 and dated as of December 18, 1998 (Incorporated by reference to Exhibit 10.97 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.42	Office Building Lease Agreement dated December 21, 2001 between the Company and Merkle, Soupcoff, & Fiorentino, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.43	Promissory Note dated July 30, 1993 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.101 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.44	Promissory Note dated July 30, 1993 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.102 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.45	Promissory Note dated December 15, 1995 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $267,280.50 (Incorporated by reference to Exhibit 10.103 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.46	Promissory Note dated September 9, 1997 by Robert I. Weisberg in favor of Environmental Power Corporation in the original amount of $48,575.00 (Incorporated by reference to Exhibit 10.104 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.47	Promissory Note dated April 12, 2001 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.105 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.48	Promissory Note dated April 12, 2001 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.106 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.49	2004 Severance Pay Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

10.50	Restated 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.51	Restated 2002 Director Option Plan (Incorporated by reference to Exhibit 10.51 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

Exhibit No.	Description

10.52	Option Agreement dated as of May 2, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.07 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (SEC File No. 333-98559))

10.53	Option Agreement dated as of September 14, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.08 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (SEC File No. 333-98559))

10.54	Warrant to purchase 50,000 shares of common stock issued to Alco Financial Services, LLC (Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

10.56	Amended and Restated Non-Statutory Stock Option Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 4.08 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.57	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Joseph E. Cresci (Incorporated by reference to Exhibit 4.9 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (SEC File No. 333-118521))

10.58	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Donald A. Livingston (Incorporated by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (SEC File No. 333-118521))

10.59	Form of Common Stock Purchase Warrant issued in connection with the 2004 Private Placement (Incorporated by reference to Exhibit 4.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.60	Form of Placement Agent Warrant issued in connection with the 2004 Private Placement (Incorporated by reference to Exhibit 4.11 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.61	Incentive Stock Option Agreement, dated June 23, 2004, between the Registrant and R. Jeffrey Macartney (Incorporated by reference to Exhibit 10.61 to the Registrant’s Registration Statement on Form S-2 (SEC File No. 333-121572))

10.62	Addendum No. 2, dated as of March 7, 2005, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (Incorporated by reference to Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.63	1993 Director Option Plan (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 33-70078))

10.64	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Joseph E. Cresci (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.65	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Donald A. Livingston (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.66	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and John R. Cooper (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.67	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Jessie J. Knight Jr. (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

Exhibit No.	Description

10.68	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and August Schumacher, Jr. (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.69	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Robert I. Weisberg (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.70	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and R. Jeffrey Macartney (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.71	Summary of Non-Employee Director Compensation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.72	Employment Letter, dated April 1, 2005, between the Registrant and R. Jeffrey Macartney (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Commission on May 16, 2005)

10.73	2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.74	Employment Offer Letter between the Registrant and Microgy, Inc., on the one hand, and Randall L. Hull, on the other hand, dated June 21, 2005 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.75	Employment Offer Letter between the Registrant and John F. O’Neill, dated June 29, 2005 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.76	Letter Agreement between the Registrant and Joseph E. Cresci, dated July 13, 2005 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.77	Letter Agreement between the Registrant and Donald A. Livingston, dated July 13, 2005 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.78	Release and Severance Agreement between the Registrant and R. Jeffrey Macartney, dated July 28, 2005 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.78	Form of Common Stock Warrant to purchase 100,000 shares of Common Stock at an exercise price of $6.33 per share issued to Ladenburg, Thalmann & Co. Inc. in connection with the Registrant’s February 2005 public offering (Incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form S-2 (SEC File No. 333-121572))

10.79*	Form of Non-Incentive Stock Option Agreement for option grants under the Restated 2002 Director Option Plan

10.80*	Incentive Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Randall L. Hull

Exhibit No.	Description

10.81*	Incentive Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and John F. O’Neill

10.82*	Non-Statutory Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Joseph E. Cresci

10.83*	Non-Statutory Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Donald A. Livingston

10.84	MST Production Ltd. Amended and Restated Limited Partnership Agreement, dated October 13, 2005, among MST GP LLC, Microgy, Inc. and South-Tex Treaters, Inc.

10.85	MST GP LLC Regulations, dated September 12, 2005, among the managers of MST GP LLC, Microgy, Inc. and South-Tex Treaters, Inc.

10.86	MST Estates LLC Regulations, dated September 12, 2005, among the managers of MST Estates LLC, Microgy, Inc. and South-Tex Treaters, Inc.

13.01	Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (previously filed with the Commission on May 16, 2005)

13.02	Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (previously filed with the Commission on August 12, 2005)

21.01*	Subsidiaries of the Registrant

23.01	Consent of Vitale, Caturano & Company, Ltd.

23.02	Consent of Deloitte & Touche LLP

23.03*	Consent of Pierce Atwood LLP (included in Exhibit 5.01)

24.01*	Powers of Attorney (included in the signature pages to this Registration Statement)

*	Previously filed.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portsmouth, State of New Hampshire, on October 26, 2005.

ENVIRONMENTAL POWER CORPORATION

By:	/s/ KAMLESH R. TEJWANI
Kamlesh R. Tejwani
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KAMLESH R. TEJWANI Kamlesh R. Tejwani	President, Chief Executive Officer and Director (Principal Executive Officer)	October 26, 2005

/s/ JOHN F. O’NEILL John F. O’Neill	Chief Financial Officer (Principal Financial and Accounting Officer)	October 26, 2005

* Joseph E. Cresci	Chairman and Director	October 26, 2005

* John R. Cooper	Director	October 26, 2005

* Jessie J. Knight, Jr.	Director	October 26, 2005

* Donald A. Livingston	Executive Vice President and Director	October 26, 2005

* August Schumacher, Jr.	Director	October 26, 2005

Signature	Title	Date

* Robert I. Weisberg	Director	October 26, 2005

* Lon Hatamiya	Director	October 26, 2005

* Steven Kessner	Director	October 26, 2005

*By:	/S/ KAMLESH R. TEJWANI
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.01	Form of Underwriting Agreement

2.01	Agreement and Plan of Merger dated as of June 2, 2003, among Environmental Power Corporation, EPC Holdings 1, Inc. and EPC Merger Sub, Inc. (Incorporated by reference to Exhibit 2.01 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

4.01	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.01 to the Registrant’s Current Report on Form 8-K dated December 2, 2004)

4.02	Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.02 to the Registrant’s Current Report on Form 8-K/A dated June 2, 2003, as filed on June 10, 2003)

5.01	Opinion of Pierce Atwood LLP

10.01	Note Purchase Agreement, dated September 4, 2003, between EPC Corporation and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.01 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.02	20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $3.7 million, made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.02 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.03	Form of 20.0% Senior Secured Note due December 31, 2012 in the original principal amount of $1.7 million, to be made by EPC Corporation in favor of Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.04	Securities Deposit Agreement, dated September 4, 2003, among EPC Corporation, Crystal Creek Coalpower Funding LLC and the Security Deposit Agent and Securities Intermediary named therein (Incorporated by reference to Exhibit 10.04 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.05	Pledge Agreement, dated September 4, 2003, between the Company and Crystal Creek Coalpower Funding LLC (Incorporated by reference to Exhibit 10.05 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.06	Management Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.06 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.07	Tax Sharing Agreement, dated September 4, 2003, between the Company and EPC Corporation (Incorporated by reference to Exhibit 10.07 to the Registrant’s Current Report on Form 8-K dated September 4, 2003, as filed on September 10, 2003)

10.08	Employment Agreement, dated as of July 3, 2003, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.08 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003)

10.09	Letter Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 10.09 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2004)

10.10	Services Agreement dated September 13, 2001 between the Company and PG&E Energy Trading Power, L.P. pertaining to the sale and purchase of Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances completed in 2002 (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

Exhibit No.	Description

10.11	Purchase and Sale Agreements, dated as of December 18, 1998, January 4, 1999 and January 13, 1999, between PG&E Energy Trading—Power, L.P. and Buzzard Power Corporation pertaining to Nitrogen Oxide Ozone Transport Region (NOx) Budget Allowances (Incorporated by reference to Exhibit 10.96 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.12	Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.13	Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated February 22, 1989, as amended by letter agreement dated March 28, 1989, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.14	Second Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated September 27, 1989 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.15	Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 13, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.16	Amendment to the Third Supplemental Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated November 27, 1990 which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.17	Letter Agreement dated December 20, 1990 amending the Agreement for the Sale of Electric Energy from the Scrubgrass Generating Plant by and between Pennsylvania Electric Company and Scrubgrass Power Corporation dated August 7, 1987, as amended and supplemented from time to time through November 27, 1990, which was assigned by Scrubgrass Power Corporation to Scrubgrass Generating Company, L.P. on December 15, 1990 and assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994 (Incorporated by reference to Exhibit 10.23 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.18	Management Services Agreement by and between Scrubgrass Generating Company, L.P. and PG&E-Bechtel Generating Company dated December 15, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. PG&E-Bechtel

Exhibit No.	Description

Generating Company has assigned its rights to this agreement ultimately to U.S. Gen. (now PG&E National Energy Group) (Incorporated by reference to Exhibit 10.60 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.19	Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Scrubgrass Generating Company, L.P. and Bechtel Power Corporation dated December 21, 1990 which was assigned by Scrubgrass Generating Company, L.P. to Buzzard Power Corporation on June 17, 1994. Bechtel Power Corporation has assigned its rights to this agreement ultimately to U.S. Operating Services Company (now PG&E Operating Services Company) (Incorporated by reference to Exhibit 10.61 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.20	First Amendment to the Agreement for Operation and Maintenance of the Scrubgrass Cogeneration Plant between Buzzard Power Corporation and, ultimately, U.S. Operating Services Company (now PG&E Operating Services Company) dated December 22, 1995 (Incorporated by reference to Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.21	Stock Pledge Agreement, dated December 19, 1991, between Environmental Power Corporation and Scrubgrass Generating Company, L.P. (Incorporated by reference to Exhibit 10.70 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997)

10.22	Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.71 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.23	Appendix I to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais, which Appendix defines terms used and not otherwise defined in other contracts (Incorporated by reference to Exhibit 10.67 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000)

10.24	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.72 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.25	Amendment No. 2, dated as of September 2, 1998, to the Amended and Restated Participation Agreement, dated as of December 22, 1995, among Buzzard Power Corporation, Scrubgrass Generating Company, L.P., Environmental Power Corporation, Bankers Trust Company and Credit Lyonnais (Incorporated by reference to Exhibit 10.91 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.26	Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.80 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.27	Amendment No. 1, dated as of June 1, 1996, but not executed until July 24, 1998, to the Amended and Restated Lease Agreement between Scrubgrass Generating Company, L.P., a Delaware limited partnership, as Lessor, and Buzzard Power Corporation, a Delaware corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.93 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

Exhibit No.	Description

10.28	Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.83 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.29	Amendment No. 1, dated as of May 22, 1997, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.85 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 1997)

10.30	Amendment No. 1, updated as of October 9, 1998, to the Amended and Restated Disbursement and Security Agreement between Scrubgrass Generating Company, L.P., as Lessor, Buzzard Power Corporation, as Lessee, Bankers Trust Company as Disbursement Agent and Credit Lyonnais acting through its New York Branch as Agent, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.92 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.31	Amended and Restated Lessee Working Capital Loan Agreement between Scrubgrass Generating Company, L.P., as Lender, and Buzzard Power Corporation, as Lessee, dated as of December 22, 1995 (Incorporated by reference to Exhibit 10.84 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1996)

10.32	Settlement Agreement, dated August 3, 2000 and effective February 27, 2001, among Buzzard Power Corporation, Scrubgrass Generating Company L.P. and Pennsylvania Electric Company (Incorporated by reference to Exhibit 10.99 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.33	Technology Licensing Agreement dated May 12, 2000 between Microgy and Danish Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (Incorporated by reference to Exhibit 10.07 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

10.34	Addendum, dated April 14, 2003, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which has been granted) (Incorporated by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.35	Wisconsin Public Service Corporation Amended and Restated Agreement for Power Purchase with Microgy Cogeneration System, Inc., dated March 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.36	Environmental Power Corporation Retirement Plan, as restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.37	Trust Agreement for Environmental Power Corporation Retirement Plan, as amended and restated, effective as of January 1, 1998 and dated as of December 23, 1998 (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

Exhibit No.	Description

10.38	Indemnification Agreement dated February 12, 2002 between the Company and Joseph Cresci, Donald Livingston, William Linehan, and their successors (Incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.39	First Amendment, dated July 11, 2002, to the Environmental Power Corporation Retirement Plan (Incorporated by reference to Exhibit 10.107 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.40	EGTRAA Amendment, dated December 19, 2002 and effective January 1, 2002, to the Environmental Power Corporation Retirement Plan (Incorporated by reference to Exhibit 10.108 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.41	Environmental Power Corporation Medical Expense Reimbursement Plan effective as of September 1, 1998 and dated as of December 18, 1998 (Incorporated by reference to Exhibit 10.97 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998)

10.42	Office Building Lease Agreement dated December 21, 2001 between the Company and Merkle, Soupcoff, & Fiorentino, Inc. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001)

10.43	Promissory Note dated July 30, 1993 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.101 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.44	Promissory Note dated July 30, 1993 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $161,000 (Incorporated by reference to Exhibit 10.102 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.45	Promissory Note dated December 15, 1995 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $267,280.50 (Incorporated by reference to Exhibit 10.103 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.46	Promissory Note dated September 9, 1997 by Robert I. Weisberg in favor of Environmental Power Corporation in the original amount of $48,575.00 (Incorporated by reference to Exhibit 10.104 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.47	Promissory Note dated April 12, 2001 by Joseph E. Cresci in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.105 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.48	Promissory Note dated April 12, 2001 by Donald A. Livingston in favor of Environmental Power Corporation in the original amount of $100,000.00 (Incorporated by reference to Exhibit 10.106 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002)

10.49	2004 Severance Pay Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

10.50	Restated 2001 Stock Incentive Plan (Incorporated by reference to Exhibit 10.50 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.51	Restated 2002 Director Option Plan (Incorporated by reference to Exhibit 10.51 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.52	Option Agreement dated as of May 2, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.07 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (SEC File No. 333-98559))

10.53	Option Agreement dated as of September 14, 2001 between the Company and Robert I. Weisberg (Incorporated by reference to Exhibit 4.08 to the Registrant’s Registration Statement on Form S-8 filed on August 22, 2002 (SEC File No. 333-98559))

Exhibit No.	Description

10.54	Warrant to purchase 50,000 shares of common stock issued to Alco Financial Services, LLC (Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2001)

10.56	Amended and Restated Non-Statutory Stock Option Agreement, dated as of March 29, 2004, between the Company and Kamlesh Tejwani (Incorporated by reference to Exhibit 4.08 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003)

10.57	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Joseph E. Cresci (Incorporated by reference to Exhibit 4.9 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (SEC File No. 333-118521))

10.58	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Donald A. Livingston (Incorporated by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on August 24, 2004 (SEC File No. 333-118521))

10.59	Form of Common Stock Purchase Warrant issued in connection with the 2004 Private Placement (Incorporated by reference to Exhibit 4.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.60	Form of Placement Agent Warrant issued in connection with the 2004 Private Placement (Incorporated by reference to Exhibit 4.11 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

10.61	Incentive Stock Option Agreement, dated June 23, 2004, between the Registrant and R. Jeffrey Macartney (Incorporated by reference to Exhibit 10.61 to the Registrant’s Registration Statement on Form S-2 (SEC File No. 333-121572))

10.62	Addendum No. 2, dated as of March 7, 2005, to Technology Licensing Agreement dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S. (Incorporated by reference to Exhibit 10.62 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004)

10.63	1993 Director Option Plan (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 33-70078))

10.64	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Joseph E. Cresci (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.65	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Donald A. Livingston (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.66	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and John R. Cooper (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.67	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Jessie J. Knight Jr. (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.68	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and August Schumacher, Jr. (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

Exhibit No.	Description

10.69	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and Robert I. Weisberg (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.70	Restricted Stock Agreement, dated March 15, 2004, between the Registrant and R. Jeffrey Macartney (Incorporated by reference to Exhibit 10.64 to the Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Commission on July 18, 2005)

10.71	Summary of Non-Employee Director Compensation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.72	Employment Letter, dated April 1, 2005, between the Registrant and R. Jeffrey Macartney (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Commission on May 16, 2005)

10.73	2005 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.74	Employment Offer Letter between the Registrant and Microgy, Inc., on the one hand, and Randall L. Hull, on the other hand, dated June 21, 2005 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.75	Employment Offer Letter between the Registrant and John F. O’Neill, dated June 29, 2005 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.76	Letter Agreement between the Registrant and Joseph E. Cresci, dated July 13, 2005 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.77	Letter Agreement between the Registrant and Donald A. Livingston, dated July 13, 2005 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.78	Release and Severance Agreement between the Registrant and R. Jeffrey Macartney, dated July 28, 2005 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Commission on August 12, 2005)

10.78	Form of Common Stock Warrant to purchase 100,000 shares of Common Stock at an exercise price of $6.33 per share issued to Ladenburg, Thalmann & Co. Inc. in connection with the Registrant’s February 2005 public offering (Incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form S-2 (SEC File No. 333-121572))

10.79*	Form of Non-Incentive Stock Option Agreement for option grants under the Restated 2002 Director Option Plan

10.80*	Incentive Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Randall L. Hull

10.81*	Incentive Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and John F. O’Neill

10.82*	Non-Statutory Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Joseph E. Cresci

10.83*	Non-Statutory Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Registrant and Donald A. Livingston

Exhibit No.	Description

10.84	MST Production Ltd. Amended and Restated Limited Partnership Agreement, dated October 13, 2005, among MST GP LLC, Microgy, Inc. and South-Tex Treaters, Inc.

10.85	MST GP LLC Regulations, dated September 12, 2005, among the managers of MST GP LLC, Microgy, Inc. and South-Tex Treaters, Inc.

10.86	MST Estates LLC Regulations, dated September 12, 2005, among the managers of MST Estates LLC, Microgy, Inc. and South-Tex Treaters, Inc.

13.01	Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (previously filed with the Commission on May 16, 2005)

13.02	Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (previously filed with the Commission on August 12, 2005)

21.01*	Subsidiaries of the Registrant

23.01	Consent of Vitale, Caturano & Company, Ltd.

23.02	Consent of Deloitte & Touche LLP

23.03*	Consent of Pierce Atwood LLP (included in Exhibit 5.01)

24.01*	Powers of Attorney (included in the signature pages to this Registration Statement)

*	Previously filed.

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